UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

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Proxy Statement

Notice of 2024 Annual General Meeting of Shareholders

Your vote is important: Please vote by using the Internet, the telephone or by signing, dating and returning a proxy card



1935

Invesco was founded in and headquartered in Atlanta, Georgia

$1.6 trillion[1]

in assets under management for both retail and institutional investors

Approximately 8,500[1]

employees to better serve our clients

120+

countries where we service our clients

20+

countries where we are on the ground to leverage local presence

1. December 31, 2023.

About Invesco

At Invesco, we seek to drive sustainable profitable growth by delivering capabilities that build enduring partnerships and create better outcomes for our clients. The company focuses on four key long-term strategic objectives that are designed to sharpen our focus on client needs, further strengthen our business over time and help ensure our long-term success:

Deliver the excellence our clients expect

- Achieve strong, long-term investment performance.
- Deliver a quality investment process and a frictionless experience with superior engagement.
- Provide advice and solutions to help our clients best manage their portfolios and succeed with their own clients.

Grow high demand investment offerings

- Deliver ahead of clients' expectations through product innovation, investment styles, and packaging options.
- Focus our offerings at the intersection of high opportunity markets and high demand capabilities.

Create an environment where talented people thrive

- Attract and develop high performing, diverse talent with skills aligned to deliver against business outcomes.
- Create an inclusive and engaging culture that values diversity of thought which enables us to work as one team to deliver better outcomes.

Act like owners for all stakeholders

- Be disciplined stewards of firm resources with a focus on profitable growth.
- Invest in the success of our clients, our shareholders, and ourselves.

Notice of 2024 Annual General Meeting of Shareholders

DATE

Thursday
May 23, 2024

TIME

12:00 p.m.
Eastern Time

PLACE

Virtual Meeting
www.meetnow.global/MQZGZ65

For details on how to participate in the virtual meeting, see "How do I attend the Annual General Meeting" on page 106.

RECORD DATE

March 15, 2024

Voting methods



Internet
Visit the web site listed on your Notice



Telephone
Call the telephone number listed on your Notice



Mail
Sign, date and return a requested proxy card



Virtually
Attend the virtual Annual General Meeting

Who can vote

Only holders of record of Invesco Ltd. common shares on March 15, 2024 are entitled to notice of, to attend and vote at the Annual General Meeting and any adjournment or postponement thereof. Beginning on March 28, 2024, we mailed a Notice of Internet Availability of Proxy Materials ("Notice") containing instructions on how to access this Proxy Statement and our Annual Report via the Internet to eligible shareholders.

During the Annual General Meeting, the audited consolidated financial statements for the year ended December 31, 2023 of the company will be presented.

Your vote is important, and we encourage you to vote promptly, whether or not you plan to attend the Annual General Meeting.

By order of the Board of Directors,

Robert H. Rigsby
Company Secretary
March 28, 2024

Voting matters

At or before the 2024 Annual General Meeting of Shareholders, we ask that you vote on the following items.

	Items of business	Board voting recommendation
1	To elect eleven (11) directors to the Board of Directors to hold office until the annual general meeting of shareholders in 2025	FOR
2	To hold an advisory vote to approve the compensation paid to our named executive officers	FOR
3	To amend and restate the Invesco Ltd. 2016 Global Equity Incentive Plan to increase the number of shares authorized under the plan and make certain other revisions	FOR
4	To appoint PricewaterhouseCoopers LLP as the company's independent registered public accounting firm for the year ending December 31, 2024	FOR
5	To vote on a shareholder proposal to request shareholder opportunity to vote on excessive golden parachutes	AGAINST
6	To consider and act upon such other business as may properly come before the meeting or any adjournment thereof	



A LETTER TO OUR SHAREHOLDERS FROM THE

Chair of Our Board

G. Richard Wagoner, Jr.
has served as Chair of our Board since 2019 and as a non-executive director of our company since 2013

Dear Fellow Shareholder,

The Invesco Ltd. Board of Directors recognizes the trust you place in us as stewards of your investment in the company. Together with Invesco's leadership team, we are committed to executing the firm's long-term strategy, which is focused on delivering strong outcomes for our clients, favorable returns to our shareholders, a positive workplace environment for our employees, and the long-term success of the business.

Invesco offers a diverse and deep array of market-leading investment capabilities, focused on meeting client needs and demands. While 2023 was a challenging year for the industry, Invesco's performance demonstrated the strength of the firm's position and platform, and ability to perform in an uncertain market cycle.

In line with the CEO succession plan noted in last year's letter, on June 30, 2023, Andrew Schlossberg became President and CEO of Invesco, a well-earned elevation for his successful 22-year career at the firm. Andrew replaced Marty Flanagan, Invesco's long-serving president and CEO, who continues to share his expertise as Chairman Emeritus through the end of this calendar year. Your board is pleased with the smooth and effective manner of this important leadership transition and looks forward to continuing our work with Andrew and his executive leadership team on your behalf.

Your board remains very optimistic about the future of both the asset management industry and the success of Invesco.

On behalf of the Invesco Board of Directors, thank you for your continued support.

Sincerely,

G. Richard Wagoner, Jr.
Chair

A LETTER TO OUR SHAREHOLDERS FROM THE

President and CEO



Andrew Schlossberg
has been President and Chief Executive Officer of our company and a director since June 2023

Dear Fellow Shareholder,

2023 was an important and dynamic year for Invesco, the asset management industry and for me personally. Taking the reins as CEO 22 years into my career at Invesco has been an honor I treat with great responsibility. I am so proud of the organization I lead in partnership with the executive leadership team and the Board of Directors as we continue to transform parts of our business to better serve and meet the needs of our clients.

I spent considerable time with clients around the world in 2023. Hearing from them directly has reassured me that Invesco is well positioned as their investment preferences evolve and as structural changes continue apace in our industry. Some of these changes include more emphasis on customized outcomes and investment experiences leveraging both passive and active strategies, shifts in client portfolio allocations including a greater focus on private markets, and a tendency for clients to consolidate their business relationships with fewer investment management partners.

Across Invesco, we have continued on a path of stronger financial discipline, enabling us to allocate resources to drive innovation and acceleration for the benefit of clients. We will continue to leverage our scale to invest in profitable growth and further strengthen a culture that attracts and retains the top talent in our industry.

Ultimately, we are focused on driving sustainable profitable growth and shareholder returns by delivering investment quality and capabilities that build enduring partnerships and create better outcomes for our clients. While our work in each of these areas continues, we are making good progress, and I am appreciative of the client focus and dedication of my Invesco colleagues around the world.

Maintaining momentum in a challenging environment

Global capital markets showed signs of improvement in 2023, though growth was narrowly concentrated and dampened somewhat by geopolitical tensions. Investors grappled with uncertainty as markets felt the effects of turmoil in the Middle East and Ukraine, growing political tensions, and unease over monetary policy and rates. As anticipated, the long-term secular trend of investor preference for passive capabilities, largely at the expense of higher-fee actively managed strategies, continued to put downward pressure on industry revenue and operating margins.

Investors moved significant amounts of money to the sidelines, awaiting greater clarity around persistently high interest rates and inflation in most major economies. Despite these industry headwinds, Invesco's broad diversification across asset classes, distribution channels and geographies enabled the company to take advantage of growth opportunities. Importantly, our diversified product lineup drove net long-term inflows, differentiating Invesco from many industry peers. We continue to position Invesco to perform through various market cycles while staying ahead of the rapid evolution in the asset management industry.

To benefit our shareholders, clients and colleagues, we remain focused on emphasizing long-term investment quality, streamlining our business, and strengthening our diverse product offering.

Key to our success is investment quality and innovation. In 2023, our actively managed assets in the top half of the peer groups were 67%, 64%, 71%, and 73% over 1, 3, 5, and 10 years, respectively.[1] We continuously offer new ways for clients to get the optimal exposure they seek by expanding their access to a broad range of investments and providing our specialized investment expertise. Additionally, we continued to innovate for client success, delivering new capabilities, portfolio strategies and client solutions (including new ETFs and retail separately managed accounts and private market capabilities for wealth management clients).

Anticipating and meeting client needs

We operate in a $100 trillion industry that we believe will continue to expand as generational shifts drive the growth of wealth and retirement opportunities in established markets and outsized growth continues in emerging economies. We believe the U.S. and China will remain two of the dominant global wealth markets, while continued growth in the broader Asia Pacific and EMEA regions and generational wealth transfers across the globe will continue to provide significant opportunity. Our long-standing, strong, on-the-ground presence in these markets positions Invesco for continued, long-term success.

We ended the year with nearly $1.6 trillion in assets under management (AUM), an increase of 12.5% from the prior year, as a result of favorable market returns and more than $10.2 billion in net long-term inflows, reflecting Invesco's deep client relationships, expansive offerings and favorable geographic mix.

Client demand throughout the asset management industry and at Invesco has narrowed over the past several years, driven by lower-fee-yielding strategies, notably in ETFs and fixed income/liquidity on one end of the spectrum and private market capabilities on the other. Conversely, higher-fee-yielding active equities, in particular across global/international and emerging markets, faced demand challenges and market pressures.

The revenue headwinds created by these dynamics weighed on our results. While we experienced excellent organic growth in lower-fee capabilities like ETFs and fixed income, it was not enough to offset the revenue loss from outflows in higher-fee capabilities. Our overall net revenue yield declined in 2023, driven by the shift in our asset mix, with net revenue yields by investment strategy remaining relatively stable. We believe the change in our asset mix will moderate the average yield declines moving forward.

Despite these dynamics and headwinds, Invesco delivered net revenues in 2023 of $4.3 billion, adjusted operating income of $1.2 billion and adjusted diluted earnings per share of $1.51, while returning over $500 million to common shareholders.[2] The firm also achieved $44 million of the expected $50 million of annualized run-rate expense savings we anticipate for 2024 by further enhancing the firm's effectiveness and efficiency.

Our continued fiscal discipline and companywide simplification efforts enabled Invesco to reallocate resources to areas of growth while achieving ongoing cost savings. We also made strides in implementing our Alpha platform, which

Building balance sheet strength remains a priority

1. Invesco data as of December 31, 2023.
2. See the firm's most recent 10-K and earnings materials at www.invesco.com for full disclosures related to the operating results. See information in **Appendix A** regarding non-GAAP measures.

when complete will help drive greater efficiencies and effectiveness across our investment platform.

Building balance sheet strength remains a priority. At year-end, our cash balance was $1.5 billion, and our credit facility was unused. We lowered our Net debt[1] significantly in 2023 and on January 30, 2024, we redeemed $600 million senior notes. As a result, we expect to reach our stated goal of zero Net debt[1] later this year.

The resiliency of our firm's net flows performance in a difficult market for organic growth was evident as we exited 2023, reinforcing our commitment to continue investing in high-demand capability areas.

In 2023, we organized our business to more effectively address clients' desire to work with fewer partners while demanding all the benefits of deeper relationships. Our focus is on providing a client experience that balances investment quality and global consistency with an expected level of customization to ensure that we support our clients in delivering success to them and their investors.

Positioned for the future: our people and expertise
We drive sustainable profitable growth by delivering capabilities that build enduring partnerships and create better outcomes for our clients.

As we enter 2024, we are well-positioned to help clients navigate the impact of evolving market dynamics and subsequent changes to their portfolios. Our key strengths will continue to be an advantage in the asset management industry – specifically our global reach, client-centric culture and strong capabilities in ETFs and indexed solutions, fixed income, private markets and high-conviction active equity, as well as our leading presence in Asia Pacific. We believe Invesco is poised to take an even greater share of the worldwide $100 trillion addressable market.

Our people are the driving force behind achieving all our goals and success for our clients. We continued to take steps in 2023 that improve our ability to motivate, retain and attract top talent, with new or expanded programs that enhance organizational health, evolve our company culture and further support the strong diversity across our global firm.

While on the topic of our people, I note with sadness the sudden loss in March 2024 of our colleague, Mark F. Giuliano, who served as our Chief Administrative Officer. We are grateful for the immeasurable contributions Mark made at Invesco over the course of his eight years with us as an invaluable member of the Executive Leadership Team. Mark was a selfless and generous leader and friend, and the entire organization mourns his loss.

With significant progress and a clear strategy forward, I share my deepest appreciation to our shareholders for your ongoing support as Invesco continues to deliver success for you, our clients and our employees.

Sincerely,

Andrew Schlossberg
President and CEO, Invesco

> Our people are the driving force that helps our clients achieve their investment goals

---

1. Net debt is equal to Debt less Cash and cash equivalents.

Frequently requested information

Contents

Helpful resources

Where you can find more information

Annual meeting/Proxy Statement:
www.invesco.com/corporate/en/investor-relations/
annual-reports-and-proxy-statements

Annual report:
www.invesco.com/corporate/en/investor-relations/
annual-reports-and-proxy-statements

Voting your Proxy via the Internet before the annual meeting:
www.envisionreports.com/IVZ

Board of Directors
https://www.invesco.com/corporate/en/about-us/ board-of-directors

Communications with the Board
Invesco Ltd.
1331 Spring Street NW, Suite 2500
Atlanta, Georgia 30309
Attn: Office of the Company Secretary, Legal Department

Governance documents
https://www.invesco.com/corporate/en/our-commitments/corporate-governance
- Corporate Governance Guidelines
- Criteria for Selection of Candidates for Membership on the Board of Directors
- Committee Charters
- Code of Conduct
- Directors' Code of Conduct
- Invesco Whistleblower Hotline

Investor relations
https://www.invesco.com/corporate/en/ investor-relations

Definition of certain terms or abbreviations

AOM	Adjusted Operating Margin
AUM	Assets Under Management
ERG	Employee Resource Group
CAP	Compensation Actually Paid
CEO	Chief Executive Officer
CFO	Chief Financial Officer
Company website	www.invesco.com/corporate
D&I	Diversity and Inclusion
EMEA	Europe, Middle East and Africa
EPS	Earnings Per Share
Equity Plan	Invesco Ltd. 2016 Global Equity Incentive Plan, as proposed to be amended and restated in Proposal 3
ESG	Environmental, Social and Governance
ETF	Exchange-Traded Fund
Exchange Act	Securities Exchange Act of 1934, as amended
GAAP	Generally Accepted Accounting Principles in the United States
NED	Non-Executive Director
NEO	Named Executive Officer
NYSE	New York Stock Exchange
PCBOI	Pre-Cash Bonus Operating Income
PEO	Principal Executive Officer
PwC	PricewaterhouseCoopers LLP
SEC	Securities and Exchange Commission
TSR	Total Shareholder Return
2016 Plan	Invesco Ltd. 2016 Global Equity Incentive Plan



What's new?

We continually review our approach to corporate governance and compensation to position Invesco to provide an investment experience that helps people get more out of life. This year's new or updated items include:

- Discussion of changes in leadership on pages 1 and 43
- Description of Clawback Policy on page 72
- Enhanced disclosures regarding Board oversight – see Board's role in risk oversight on page 25

Proxy Statement

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Invesco Ltd. ("Board" or "Board of Directors") for the Annual General Meeting to be held virtually on Thursday, May 23, 2024, at 12:00 p.m. Eastern Time. Please review the entire Proxy Statement and the company's 2023 Annual Report on Form 10-K before voting. In this Proxy Statement, we may refer to Invesco Ltd. as the "company," "Invesco," "we," "us" or "our."



Proxy Statement Summary

Changes in leadership

2023 was a year of significant change for the company. The company refreshed and further diversified its board by adding two new directors – Todd Gibbons and Elizabeth Johnson. Andrew Schlossberg also joined the Board when he was promoted to CEO. Rob Henrikson, our compensation committee chair, retired, and Bill Glavin was appointed chair of the compensation committee. Sadly, Denis Kessler, a valued member of our board since 2002, passed away in 2023.

In June 2023, Martin Flanagan retired as President and Chief Executive Officer, and Andrew Schlossberg was promoted into those roles. Additional changes were made to the executive leadership team with (i) Doug Sharp being appointed Head of the Americas and EMEA in connection with Mr. Schlossberg's promotion; (ii) Stephanie Butcher and Tony Wong being appointed Co-Head of Investments after Greg McGreevey, our former Head of Investments, retired; and (iii) Jeff Kupor being appointed General Counsel after Kevin Carome, our former General Counsel, retired. In March 2024, Alan Smith joined the company as Chief Human Resources Officer, and we were saddened when Mark Giuliano, our Chief Administrative Officer since 2018 and key contributor to the executive leadership team, passed away.

These key executive leadership changes shaped our newly constituted executive leadership team along with existing members Allison Dukes and Andrew Lo.

Industry update and company performance

Global capital markets generally showed signs of improvement in 2023, though growth was narrowly concentrated and dampened by geopolitical tensions. As anticipated, the long-term secular trend of investor preference for passive capabilities, largely at the expense of higher fee actively managed strategies, continued to put downward pressure on industry revenue and operating margins. Investors also reacted to the impact of persistently high interest rates and inflation in most major economies

2023 Financial performance

$10.2B
NET LONG-TERM FLOWS

$1,214M
ADJUSTED OPERATING INCOME[1]

$1.51
ADJUSTED DILUTED EPS[1]

$4,311M
NET REVENUES[1]

28.2%
ADJUSTED OPERATING MARGIN[1]

1. Represents or includes non-GAAP financial measures. See the information in **Appendix A** regarding non-GAAP financial measures.

and moved significant amounts of assets to the sidelines to await greater clarity. Despite these industry headwinds, Invesco's broad diversification across asset classes, distribution channels and geographies enabled the company to take advantage of growth opportunities. Importantly, our diversified product lineup drove net long-term inflows, differentiating Invesco from many industry peers. We remain focused on our capital priorities, which include improving our leverage profile, investing in our key growth capabilities, and returning capital to shareholders. As always, we are partnering with our clients to meet their most pressing needs in this dynamic economic and industry climate, and we are confident that our diversified platform of investment capabilities is poised to capitalize on future industry growth.

2023 Firm highlights[1]



Business

- ETFs and Index Strategies brought in $33.3 billion of net long-term inflows as we continue to increase scale in this area of high client demand. Our ETF line-up remains differentiated from most competitor offerings, with a focus on higher-value, higher fee market segments like smart beta.

- Fixed income capabilities delivered $2.3 billion of net long-term inflows in 2023, overcoming headwinds associated with uncertainty on interest rates and slower economic conditions in China. We continue to see steady ongoing growth in this area, having reported positive in flows in 19 of the past 20 quarters.

- Organic growth was strong across distribution channels, with the retail and institutional channels contributing $5.4 billion and $4.8 billion in net long-term inflows, respectively.

- Growth was also well diversified by geography, with the Asia Pacific and EMEA regions delivering net long-term inflows; net flows in the Americas improved meaningfully from 2022.

- Notably, Invesco achieved significant success distributing our global equity and income strategy in Japan, which positioned the fund as the top selling retail mutual fund in Japan for 2023. Driving $5.7 billion of the $10.1 billion net long-term inflows for Invesco's Asia Pacific Region, this growth partially offset downward pressure driven by the difficult domestic economic conditions in China. While overall sentiment in China remained relatively weak, our well-established position in the country enabled us to generate positive organic growth in both Q2 and Q4.

- Lower client demand for active equities industry-wide pressured net flows in fundamental equities, particularly in the global, international, and emerging market segments where client demand remains weak, contributing to $17.6 billion in net long-term outflows and year-over-year declines in net revenues. Net outflows in these strategies moderated during 2023 as compared to 2022 due to relative improvements in client sentiment.

- Leadership drove organizational simplification to better position the company for greater scale, stronger performance, and improved profitability. These changes include the establishment of a single, globally integrated fixed income platform, the creation of a highly focused multi-asset group from what was previously operated through three distinct teams, and the unification of our fundamental active equity leadership team. We have also globalized many aspects of our marketing and digital delivery, consolidating our efforts across the organization. As a result of these efforts, we expect to realize $50 million of run-rate cost savings in early 2024 – as of the fourth quarter we had realized 88% of targeted savings.



Operating results

- Invesco's net flows performance continued to outperform most asset managers in 2023, with $10.2 billion in net long-term inflows, while many industry peers experienced net outflows. Sustained organic growth in key capability areas such as ETFs, fixed income, and private markets enabled this result. We ended the year with almost $1.6 trillion in assets under management, driven by market gains augmented by net long-term inflows.

- Net revenues[1] of $4,311 million were 7% lower than 2022, influenced by the anticipated continuation of an industry-wide client-driven mix shift toward passive products, a more temporary preference of many investors for risk-off strategies given the uncertain interest rate outlook, weak markets and demand for global and emerging markets equities. Our ability to capture flows in our passive capabilities mitigated the decrease in revenue relative to that experienced by many peers with less diversified capabilities.

- These revenue dynamics similarly pressured adjusted operating income, adjusted operating margin, and adjusted diluted earnings per share. Declines in each of these measures as compared to 2022 were partially mitigated through expense discipline, as management tightly managed discretionary expenses while continuing to invest in areas of future growth and foundational technology projects that will benefit future scale. See page 52 for details on these metrics.



Balance sheet

- Invesco has increasingly built balance sheet strength. We continued to maintain our debt at lower levels in 2023, ending the year at $1.5 billion. In January 2024, we repaid $600 million senior notes.

- Liquidity remains strong, supported by a $2 billion credit facility which was extended at favorable terms in 2023 and Cash and cash equivalents of approximately $1.5 billion. After taking into account available Cash and cash equivalents, Net debt[2] was $20 million at the end of the year.

---

1. Represents or includes non-GAAP financial measures. See the information in **Appendix A** regarding non-GAAP financial measures.
2. Net debt is equal to Debt less Cash and cash equivalents.





FOR

Recommendation of the Board of Directors

The Board of Directors unanimously recommends a vote "FOR" the election to the Board of each of the director nominees

Voting roadmap

PROPOSAL 1:
Election of directors

Diversity of the Board



■ Diverse gender	4	■ Diverse nationality	2	■ 0-3 yrs	5
■ Diverse race	1			■ 4-10 yrs	4
				■ 10+ yrs	2

Directors' qualifications, skills and experience

 **7 of 11**
Public company executive

 **3 of 11**
Accounting and financial reporting

 **9 of 11**
Executive strategy and execution

 **4 of 11**
Technology

 **6 of 11**
Industry experience

 **7 of 11**
Marketing and client focus

 10 of 11
International
experience

 8 of 11
Regulatory -
government and
legal

4   Invesco Ltd.

PROPOSAL 2:

Advisory vote to approve the company's executive compensation

Our compensation program uses a company scorecard to measure our financial performance and our organizational health



FOR

Recommendation of the Board of Directors

The Board of Directors unanimously recommends a vote "FOR" the approval of the compensation of our named executive officers

Invesco's executive compensation program is designed to align executive compensation with the long-term interests of our shareholders. Our compensation program uses a company scorecard to measure our financial performance and our organizational health. Our compensation committee assesses the company's quantitative performance through the company scorecard and qualitative individual achievements to determine each executive's incentive compensation. The pay determination process reinforces our shareholder value framework. Pay for 2023 is aligned with performance.



Andrew Schlossberg
President and CEO

2023 CEO Compensation

Mr. Schlossberg is President and CEO. He develops, guides and oversees execution of Invesco's long- term strategic priorities to deliver value for clients and shareholders over the long-term.

Mr. Schlossberg's total compensation is aligned with the company's performance. The committee decided that Mr. Schlossberg's total incentive compensation (annual cash award + time-based equity + performance-based equity) should be $9.34 million, which is 90% of his 2023 incentive target.



TOTAL CEO INCENTIVE PAY IS **90%** OF TARGET

60% OF CEO'S EQUITY IS PERFORMANCE-BASED

93% OF CEO'S PAY IS VARIABLE

65% OF CEO'S TOTAL INCENTIVE PAY IS DEFERRED

Further information regarding executive compensation begins on page 42 of this Proxy Statement.



FOR

Recommendation of the Board of Directors

The board of directors unanimously recommends a vote "FOR" the approval of the equity plan

PROPOSAL 3:

Approval of the amended and restated Invesco Ltd. 2016 Global Equity Incentive Plan

The amended and restated Invesco Ltd. 2016 Global Equity Incentive Plan will increase the number of shares authorized under the plan and make certain other revisions.

Why we support the proposal

The Equity Plan:
• Is key to our attracting and retaining top talent
• Enables us to align the long-term interests of our employees with those of our shareholders



FOR

Recommendation of the Board of Directors

The Board of Directors unanimously recommends a vote "FOR" the appointment of PwC

PROPOSAL 4:

Appointment of PricewaterhouseCoopers LLP as the company's independent registered public accounting firm for 2024

The audit committee and the Board believe that the continued retention of PwC as our independent registered public accounting firm for the year ending December 31, 2024 is in the best interest of the company and our shareholders.



AGAINST

Recommendation of the Board of Directors

The Board of Directors unanimously recommends a vote "AGAINST" the shareholder proposal

PROPOSAL 5:

Shareholder proposal to request shareholder opportunity to vote on excessive golden parachutes

The Board believes it is in the best interest of the shareholders to vote against this proposal. Invesco maintains severance policies that apply to all employees (including named executive officers) that provide reasonable and appropriate limits on severance compensation. The company has a long-standing practice of paying reasonable severance, and shareholders already have an effective means to express their views on executive compensation. The Board also believes that the proposal discourages the use of equity incentive awards, which support alignment of our named executive officers with the interests of our shareholders. Finally, the Board believes that this proposal would put the company at a competitive disadvantage by limiting the company's ability to attract, retain and motivate key talent.



PROPOSAL 1
Election of directors

Election of directors

You are being asked to cast votes for eleven director nominees: Sarah E. Beshar, Thomas M. Finke, Thomas P. Gibbons, William F. Glavin, Jr., Elizabeth S. Johnson, Andrew R. Schlossberg, Sir Nigel Sheinwald, Paula C. Tolliver, G. Richard Wagoner, Jr., Christopher C. Womack and Phoebe A. Wood. The Board believes the director nominees provide us with the combined depth and breadth of skills, experience and qualities required to contribute to an effective and well-functioning Board.

- A director holds office until such director's successor has been duly elected and qualified or until such director's death, resignation or removal from office under our Bye-Laws.
- Each director is elected for a one-year term ending at the 2025 Annual General Meeting.
- Each nominee has indicated to the company that he or she would serve if elected. We do not anticipate that any director nominee will be unable to stand for election, but if that were to happen, the Board may reduce the size of the Board, designate a substitute or leave a vacancy unfilled. If a substitute is designated, proxies voting on the original director nominee will be cast for the substituted candidate.

Majority vote and director resignation

- Under our Bye-Laws, at any general meeting held for the purpose of electing directors at which a quorum is present, each director nominee receiving a majority of the votes cast at the meeting will be elected as a director. However, if the number of nominees exceeds the number of positions available for the election of directors, the directors elected shall be those nominees who have received the greatest number of affirmative votes cast at the Annual General Meeting or by proxy.
- If a nominee for director who is an incumbent director is not elected and no successor has been elected at the meeting, the director is required under our Bye-Laws to submit his or her resignation as a director. Our nomination and corporate governance committee would then make a recommendation to the full Board on whether to accept or reject the resignation.
- If the resignation is not accepted by the Board, the director will continue to serve until the next annual general meeting and until his or her successor is duly elected, or his or her earlier resignation or removal.
- If the director's resignation is accepted by the Board, then the Board may fill the vacancy.



FOR

Recommendation of the Board of Directors

The Board of Directors unanimously recommends a vote "FOR" the election to the Board of each of the director nominees

Vote required

This proposal requires the affirmative vote of a majority of votes cast at the Annual General Meeting

Our directors and their qualifications

Our directors are highly qualified and have the significant leadership and professional experience, knowledge and skills necessary to provide effective oversight and guidance for Invesco's global strategy and operations.

Board qualifications
- Directors represent diverse views, experiences and backgrounds.
- Directors possess the characteristics that are essential for the proper functioning of our Board.
- Tenure of the members of our Board of Directors provides the appropriate balance of expertise, experience, continuity and new perspectives to serve the best interests of our shareholders.
- As the Board considers new directors, it takes into account a number of factors, including individuals with skills that will match the needs of the company's long-term global strategy and will bring diversity of thought, global perspective, experience and background to our Board.

Board diversity
- The Board's overall diversity is an important consideration in the director recruitment and nomination process.
  - The Board has adopted a Board-level diversity policy that recognizes the contribution of different perspectives, experiences and characteristics which promote strong corporate governance and contribute to a more effective decision-making process.
  - The Board seeks to maintain a Board with a range of experiences, knowledge, skills, backgrounds, viewpoints, and characteristics that collectively address the needs of the company.
  - The Board believes diversity allows the Board to make more informed judgments. With respect to diversity characteristics, the Board and its nomination and corporate governance committee considers gender, race, ethnicity, country of origin, nationality or cultural background, and other personal characteristics.

For more information on our director nomination process, see **Corporate Governance — Director Recruitment.**

Director nominees highlights



Average director nominee tenure on the Board

5 YEARS

Average director nominee age

63 YEARS

Number of new directors in the last three years

4

three of which increased Board diversity

Director nominees composition

5 are of diverse gender or race — 4 women — 1 diverse race

2 are of diverse nationality

Director nominees tenure on the Board

5 - 0-3 years
4 - 4-10 years
2 - 10+ years

Director nominees independence

10 are independent

Qualifications, skills and experience of director nominees

Our Board strives to maintain a well-rounded Board and recognizes the value of industry experience and institutional knowledge as well as new ideas and perspectives. We consider candidates with diverse capabilities across a broad range of experiences, including one or more of those listed below. A box in the chart below indicates the director has meaningful expertise in the subject area on which the Board relies.

Experience	Sarah E. Beshar	Thomas M. Finke	Thomas P. Gibbons	William F. Glavin, Jr.	Elizabeth S. Johnson	Andrew R. Schlossberg	Sir Nigel Sheinwald	Paula C. Tolliver	G. Richard Wagoner, Jr.	Christopher C. Womack	Phoebe A. Wood
Public company executive: Experience in the oversight of strategy, planning, management, operations, compensation and corporate governance.			●		●	●		●	●	●	●
Executive strategy and execution: Experience developing and executing a strategic direction for a company or business division of a company.		●	●	●	●	●		●	●	●	●
Industry experience: In-depth knowledge of the financial services industry or asset management.	●	●	●	●	●	●					
International experience: Experience in global economies and trade and/or international business strategy and operations relevant to the company's global business.	●	●	●	●	●	●	●	●	●		●
Accounting and financial reporting: Experience in the oversight of financial reporting and internal controls of financial and operating results.			●						●		●
Technology: Experience in the development and adoption of new technologies or the management of information security or cybersecurity risks of companies.					●			●		●	●
Marketing and client focus: Expertise in brand development, marketing and sales, including the development of products and services to enhance the client experience.		●	●	●	●	●			●	●	
Regulatory - government and legal: Substantive experience in managing government, legal and/or regulatory affairs.	●	●	●	●		●	●		●	●	
Other public company boards	–	2	1	1	–	–	1	1	2	1	3

Board of Directors

Nominee biographies



Sarah E. Beshar
Non-executive director

Committees:
• Audit
• Compensation
• Nomination and Corporate
  Governance (Chair)

Qualifications:
• Industry experience
• International experience
• Regulatory-government and
  legal

Sarah E. Beshar   **Age:** 65   **Tenure:** 7 years

Sarah Beshar has served as a non-executive director of our company since 2017 and has been an attorney with Davis Polk & Wardwell LLP for over 30 years. She joined the firm in 1986 and was named a partner in the corporate department in 1994. During more than three decades as a corporate lawyer, Ms. Beshar has advised Fortune 500 companies on an array of legal and governance issues. She also served in a number of management roles at the firm, including as the lead partner of one of the firm's largest financial services clients from 2008 to 2015. She presently serves as Senior Counsel at the firm.

Ms. Beshar is a member of the corporate Board of Lincoln Center, a conservation fellow of the Whitney Museum and a trustee of the Episcopal Charities (New York). In 2018, she was appointed a Director of the Board of the U.S. Asia Center, Australia's preeminent foreign policy and trade think tank and in 2020, she was appointed a director of the American Australian Association, a privately funded organization dedicated to cooperation between the U.S. and Australia. Ms. Beshar is also a member of the Board of the Atlantic Council. Ms. Beshar graduated from the University of Western Australia with a B.A. in Law and Jurisprudence in 1981 and graduated from Oxford University with a Bachelor of Civil Law degree from Magdalen College in 1984. She was awarded an Honorary Doctorate in Law from the University of Western Australia.

Director qualifications

• **Relevant global industry experience:** As a member of her firm's capital markets practice, as an advisor to some of the largest global companies, and with significant experience in the development of new financial products, Ms. Beshar has broad exposure and experience to the issues in our industry.

• **Legal and regulatory expertise:** Ms. Beshar has over three decades of experience as a corporate lawyer and strategic advisor on the legal issues facing large financial services companies such as Invesco. Ms. Beshar has significant experience in U.S. and global capital markets transactions, as well as securities, compliance, and corporate governance issues. In addition, Ms. Beshar led large teams at Davis Polk advising global financial institutions on complex investment products for both retail and institutional investors. The breadth of Ms. Beshar's background is particularly helpful to the Board of Directors of Invesco as it assesses the legal and strategic ramifications of key business priorities and initiatives.



Thomas M. Finke
Non-executive director

Committees:
• Audit
• Compensation
• Nomination and Corporate Governance

Qualifications:
• Executive strategy and execution
• Industry experience
• International experience
• Marketing and client focus
• Regulatory - government and legal

Thomas M. Finke   **Age:** 60   **Tenure:** 4 years

Mr. Finke has served as a non-executive director of our company since 2020. Mr. Finke served as Chairman and Chief Executive Officer of Barings from 2016 through 2020 when he retired. He joined Barings predecessor Babson Capital Management in 2002 when Babson acquired First Union Institutional Debt Management. Mr. Finke was appointed Chairman and CEO of Babson Capital in 2008, and also served as Executive Vice President and Chief Investment Officer of Massachusetts Mutual Life Insurance Company from 2008 until 2011. Mr. Finke is a director of the National Math and Science Initiative and a Trustee of Davidson College. Mr. Finke served as a director of the Barings Funds Trusts, Barings Global Short Duration Fund and Barings Business Development Corp. He earned an M.B.A. from Duke University's Fuqua School of Business and a bachelor's degree from the University of Virginia's McIntire School of Commerce.

Director qualifications

• **Executive leadership:** Mr. Finke 's service as Chairman and CEO of Barings, an international investment management firm with over $300 billion of assets under management, and his other executive positions throughout his career provide Mr. Finke with an astute understanding of the skills needed for exemplary leadership and management that will benefit our Board.

• **Industry experience:** For more than 30 years, Mr. Finke's financial career has included roles in both the banking and investment management industries providing him with an extensive knowledge of the investment management industry.

• **Public company board experience:** Mr. Finke is a director of Alliance Entertainment Holding Corporation (audit, compensation and nominating and corporate governance (Chair) committees) and Executive Chair of the Board of Aimia Inc.



Thomas P. Gibbons
Non-executive director

Committees:
• Audit
• Compensation
• Nomination and Corporate Governance

Qualifications:
• Public company executive
• Executive strategy and execution
• Industry experience
• International experience
• Accounting and financial reporting
• Marketing and client focus
• Regulatory-government and legal

Thomas P. Gibbons   **Age:** 67   **Tenure:** 1 year

Thomas ("Todd") P. Gibbons has served as a non-executive director since April 2023. He served as Chief Executive Officer of BNY Mellon ("BNYM") and as a management director of BNYM from 2019 to 2022. Prior to becoming Chief Executive Officer, he served as Vice Chairman and CEO of Clearing, Markets and Client Management from 2017 to 2019. Mr. Gibbons also served from 2008 through 2017 as BNYM's Chief Financial Officer. During his career at BNYM, Mr. Gibbons held leadership roles across risk, finance and client management, including serving as Chief Risk Officer for nearly a decade prior to 2008. Mr. Gibbons served as a director of PHH Corporation, a financial services company, from 2011 until 2017. Mr. Gibbons serves on the board of the Institute of International Finance, the board of trustees of Pace University and on the advisory board of Wake Forest University's Business School. He received an M.B.A. from Pace University and a B.S. in Business Administration from Wake Forest University.

Director qualifications

• **Executive leadership, relevant industry experience:** Mr. Gibbons is a financial services executive with extensive experience in banking, finance, risk management, client management and financial regulation.

• **Public company board experience:** Mr. Gibbons has served as a director of Ally Financial, Inc. since August 2023.



William F. Glavin, Jr.
Non-executive director

Committees:
- Audit
- Compensation (Chair)
- Nomination and Corporate Governance

Qualifications:
- Executive strategy and execution
- Industry experience
- International experience
- Marketing and client focus
- Regulatory-government and legal

William F. Glavin, Jr.   **Age:** 65   **Tenure:** 5 years

William ("Bill") F. Glavin, Jr. has served as a non-executive director of our company since 2019 and is nominated pursuant to the MassMutual Shareholder Agreement described on pages 32-34. Mr. Glavin served as Vice Chairman of MM Asset Management Holding LLC from 2015 until his retirement in 2017. Previously, Mr. Glavin served as Chair of OppenheimerFunds Inc., ("OppenheimerFunds"), from 2009 to 2015, as Chief Executive Officer from 2009 to 2014, and as President from 2009 to 2013. Prior to joining OppenheimerFunds, Mr. Glavin held several senior executive positions at MassMutual Financial Group, including Co-Chief Operating Officer from 2007 to 2008 and Executive Vice President, U.S. Insurance Group from 2006 to 2008. He served as President and Chief Executive Officer of Babson Capital Management LLC ("Babson"), now known as Barings, LLC, a wholly owned indirect subsidiary of MassMutual, from 2005 to 2006, and Chief Operating Officer of Babson from 2003 to 2005. Prior to joining MassMutual, Mr. Glavin was President and Chief Operating Officer of Scudder Investments from 2000 to 2003. Mr. Glavin held senior positions at the Dreyfus Corporation, the Boston Company, State Street Bank and Trust Company, and Procter & Gamble. Mr. Glavin earned a B.A. from the College of the Holy Cross.

Director qualifications

- **Executive leadership, relevant industry experience:** Mr. Glavin served five years as Chief Executive Officer of OppenheimerFunds and has over 20 years of experience in the asset-management industry.
- **Global business experience:** Mr. Glavin's experience as an executive of OppenheimerFunds and MassMutual has provided him with a global perspective that benefits our Board and our Management.
- **Public company board experience:** Mr. Glavin serves as a member of the Board of Directors of LPL Financial Holdings Inc. (compensation and nominating and corporate governance committees).



Elizabeth S. Johnson
Non-executive director

Committees:
- Audit
- Compensation
- Nomination and Corporate Governance

Qualifications:
- Public company executive
- Executive strategy and execution
- Industry experience
- International experience
- Technology
- Marketing and client focus

Elizabeth S. Johnson   **Age:** 52   **Tenure:** 1 year

Elizabeth S. Johnson has served as a non-executive director of our company since February 2023. Ms. Johnson has served as Chief Experience Officer of Citizens Financial Group, Inc. ("Citizens Financial") since 2020 and as Vice Chair since April 2023. From 2015 to 2020, she served as the Chief Marketing Officer and Head of Virtual Channels of Citizens Financial. Prior to joining Citizens Financial, Ms. Johnson worked at Bain and Company, Inc. for 15 years. She serves on the Mass Fintech Hub Advisory Board and on the Board of The Home for Little Wanderers. Ms. Johnson received a B.A. in Economics and Mathematical Methods in Social Sciences from Northwestern University and an M.B.A. from Stanford University Graduate School of Business.

Director qualifications

- **Industry experience and client focus:** Ms. Johnson is a financial services executive with extensive global experience in data and analytics, digital transformation, marketing and client-focused strategy, including growth, engagement and profitability in retail banking, payments and asset and wealth management.



Andrew R. Schlossberg
President and Chief Executive Officer

Committees:
• Audit
• Compensation
• Nomination and Corporate Governance

Qualifications:
• Public company executive
• Executive strategy and execution
• Industry experience
• International experience
• Marketing and client focus
• Regulatory - government and legal

Andrew R. Schlossberg   Age: 50   Tenure: 1 year[1]

Andrew Schlossberg has served as President and Chief Executive Officer of the company and a member of the Board since June 2023. Previously, he was Senior Managing Director and Head of the Americas from 2019 to June 2023 and was Senior Managing Director and Head of EMEA (which includes the U.K., continental Europe and the Middle East) from 2016 to 2019. Mr. Schlossberg joined Invesco in 2001 and has served in multiple leadership roles across the company, including his previous position as Head of U.S. Retail Distribution and global exchange-traded funds. He has also served as U.S. Chief Marketing Officer, Head of Global Corporate Development, and in leadership roles in strategy and product development in the company's North American Institutional and Retirement divisions. Mr. Schlossberg currently serves on the Board of Governors and the Executive Committee of the Investment Company Institute. Prior to joining Invesco, Mr. Schlossberg worked with Citigroup Asset Management and its predecessors from 1996 to 2000. He earned a B.S. in finance and international business from the University of Delaware and an M.B.A. from the Kellogg School of Management at Northwestern University.

Director qualifications

• **Executive leadership, industry experience:** Mr. Schlossberg has worked over 25 years in the asset management industry, including serving in leadership roles across numerous aspects of Invesco and in the United States, Europe and the Middle East.

1. Mr. Schlossberg has served on the Board since June 2023 and has been with Invesco for 23 years.



Sir Nigel Sheinwald
Non-executive director

Committees:
• Audit
• Compensation
• Nomination and Corporate Governance

Qualifications:
• International experience
• Regulatory-government and legal

Sir Nigel Sheinwald   Age: 70   Tenure: 9 years

Sir Nigel Sheinwald has served as a non-executive director of our company since 2015. Sir Nigel was a senior British diplomat who served as British Ambassador to the United States from 2007 to 2012, before retiring from Her Majesty's Diplomatic Service. Previously, he served as Foreign Policy and Defence Adviser to the Prime Minister from 2003 to 2007 and as British Ambassador and Permanent Representative to the European Union in Brussels from 2000 to 2003. Sir Nigel joined the Diplomatic Service in 1976 and served in Brussels, Washington, Moscow, and in a wide range of policy roles in London. From 2014 to 2015, Sir Nigel served as the Prime Minister's Special Envoy on intelligence and law enforcement data sharing. Sir Nigel also serves as a senior advisor to the Universal Music Group. He is the Chair of the Royal Institute of International Affairs (Chatham House) and a visiting professor at King's College, London. In addition, Sir Nigel serves on the Advisory Boards of BritishAmerican Business and the Centre for European Reform. He is an Honorary Bencher of the Middle Temple, one of London's legal inns of court. Sir Nigel received his M.A. degree from Balliol College, University of Oxford, where he is now an Honorary Fellow.

Director qualifications

• **Global and governmental experience, executive leadership:** Sir Nigel brings unique global and governmental perspectives to the Board's deliberations through his more than 35 years of service in Her Majesty's Diplomatic Service. His extensive experience leading key international negotiations and policy initiatives, advising senior members of government and working closely with international businesses positions him well to counsel our Board and senior management on a wide range of issues facing Invesco. In particular, Sir Nigel's experience in the British government is a valuable resource for advising the Board with respect to the challenges and opportunities relating to regulatory affairs and government relations.

• **Public company board experience:** Sir Nigel currently serves as a director of Oxford Instruments plc (sustainability committee (Chair), nomination, remuneration and audit and risk committees) and previously served on the Board of Directors of Royal Dutch Shell plc from 2012 to 2021.



Paula C. Tolliver
Non-executive director

Committees:
• Audit
• Compensation
• Nomination and Corporate Governance

Qualifications:
• Public company executive
• Executive strategy and execution
• International experience
• Technology

Paula C. Tolliver   **Age:** 59   **Tenure:** 3 years

Paula C. Tolliver has served as a non-executive director of our company since 2021. She is the founder and principal of TechEdge, a consulting firm specializing in advising executive leadership on information technology strategies since 2020. Ms. Tolliver previously served as Corporate Vice President and Chief Information Officer at Intel Corporation, a technology company, from 2016 to 2019. Prior to joining Intel, Ms. Tolliver served as Corporate Vice President of Business Services and Chief Information Officer at The Dow Chemical Company (a wholly owned subsidiary of Dow, Inc.) from 2012 to 2016. Ms. Tolliver also led a services business for Dow Chemical, in addition to holding a variety of other roles in her 20 plus years with the company. Further, she is a director of Syniti, a private company and currently serves on its technology committee. Ms. Tolliver earned a bachelor's degree in Business Information Systems from Ohio University.

Director qualifications

• **Executive Leadership/Technical:** Ms. Tolliver has significant experience and expertise in the areas of information technology and innovation. In particular, she has expertise in driving business growth, digital transformation, advanced analytics, cybersecurity and operational excellence.

• **Public company board experience:** Ms. Tolliver has served as a director of C.H. Robinson Worldwide, Inc. (audit and capital allocation committees) since 2018.



G. Richard Wagoner, Jr.
Chair of the Board

Committees:
• Audit
• Compensation
• Nomination and Corporate Governance

Qualifications:
• Public company executive
• Executive strategy and execution
• International experience
• Accounting and financial reporting
• Marketing and client focus
• Regulatory-government and legal

G. Richard Wagoner, Jr.   **Age:** 71   **Tenure:** 11 years

G. Richard ("Rick") Wagoner, Jr. has served as Chair of our company since 2019 and as a non-executive director of our company since 2013. Mr. Wagoner served as Chairman and Chief Executive Officer of General Motors Corporation ("GM") from 2003 through 2009 and served as President and Chief Executive Officer from 2000 to 2009. Prior positions held at GM during his 32-year career with that company include President and Chief Operating Officer, Executive Vice President and President of North American Operations, Executive Vice President, Chief Financial Officer and Head of Worldwide Purchasing, and President and Managing Director of General Motors do Brasil. Mr. Wagoner is the non-executive chair of the Board of Directors of Excelitas Technologies, a privately-held company. In addition, he advises several financial firms, start-ups and early-stage ventures. Mr. Wagoner is a member of the Duke University's Health System Board of Directors and chair of the Duke Kunshan University Advisory Board. He is a Trustee Emeritus of Duke University and served on the Virginia Commonwealth University Board of Visitors. In addition, he is an honorary member of the mayor of Shanghai, China's International Business Leaders Advisory Council and the Catalyst Board of Directors. Mr. Wagoner received his B.A. from Duke University and his M.B.A. from Harvard University.

Director qualifications

• **Executive leadership, global business experience:** Mr. Wagoner brings to the Board valuable business, leadership and management insights into strategic direction and international operations gained from his 32-year career with GM.

• **Accounting and financial reporting expertise:** Mr. Wagoner also brings significant experience in public company financial reporting and corporate governance matters gained through his service with other public companies. He has been designated as one of our audit committee's financial experts, as defined under the rules of the SEC.

• **Public company board experience:** Mr. Wagoner has served on the Board of Graham Holdings Company (audit committee)since 2010 and on the Board of Charge Point Holdings, Inc. (audit committee) since 2017.



Christopher C. Womack
Non-executive director

Committees:
• Audit
• Compensation
• Nomination and Corporate Governance

Qualifications:
• Public company executive
• Executive strategy and execution
• Technology
• Marketing and client focus
• Regulatory-government and legal

Christopher C. Womack   Age: 66   Tenure: 3 years

Christopher C. Womack has served as a non-executive director of our company since 2021 and is the Chairman, President and CEO of Southern Company. Prior to being named to his current role in 2023, he served as the Chairman, President and CEO of Georgia Power Company, a subsidiary of Southern Company, from 2021 to 2023 and served as Executive Vice President and President of External Affairs for Southern Company where he led overall external positioning and branding efforts prior to 2021. Mr. Womack joined Southern Company in 1988 and has held several leadership positions within Southern Company and its subsidiaries. He has served as Executive Vice President of External Affairs at Georgia Power Company and Senior Vice President and Senior Production Officer of Southern Company Generation, where he was responsible for coal, gas, and hydro generation for Georgia Power Company and Savannah Electric. He also served as Senior Vice President of Human Resources and Chief People Officer at Southern Company, as well as Senior Vice President of Public Relations and Corporate Services at Alabama Power Company. Prior to joining Southern Company, Mr. Womack worked for the U.S. House of Representatives for then-Congressman Leon E. Panetta. He holds a bachelor's degree from Western Michigan University and a master's degree from The American University.

Director qualifications

• **Executive leadership:** In addition to his extensive leadership experience at The Southern Company, he is past Chair of the Board of the East Lake Foundation and is on the national Board of The First Tee. Mr. Womack also serves on the Georgia Ports Authority Board.

• **Public company board experience:** Mr. Womack is also a director of Southern Company.



Phoebe A. Wood
Non-executive director

Committees:
• Audit (Chair)
• Compensation
• Nomination and Corporate Governance

Qualifications:
• Public company executive
• Executive strategy and execution
• International experience
• Accounting and financial reporting
• Technology

Phoebe A. Wood   Age: 70   Tenure: 14 years

Phoebe Wood has served as a non-executive director of our company since 2010. She is currently a principal at CompaniesWood where she advises and invests in start-up companies and early-stage ventures. She served as Vice Chairman, Chief Financial Officer and in other capacities at Brown-Forman Corporation from 2001 until her retirement in 2008. Prior to Brown-Forman, Ms. Wood was Vice President, Chief Financial Officer and a director of Propel Corporation (a subsidiary of Motorola) from 2000 to 2001. Previously, Ms. Wood served in various capacities during her tenure at Atlantic Richfield Company (ARCO) from 1976 to 2000. Ms. Wood currently serves as Chair of the Board of Trustees for the American Printing House for the Blind and is a Trustee of The Gheens Foundation. She is a Trustee Emerita of Smith College and served on the Board of Trustees of the University of Louisville and Pitzer College. Ms. Wood received her A.B. degree from Smith College and her M.B.A. from the University of California Los Angeles.

Director qualifications

• **Executive leadership, global business experience:** Ms. Wood has extensive experience as both a director and a member of senior financial management of public companies in a variety of industries.

• **Accounting and financial reporting expertise:** Ms. Wood has significant accounting, financial and business expertise, which is valuable to our directors' mix of skills, and she has been designated as one of our audit committee's financial experts, as defined under the rules of the SEC.

• **Public company board experience:** Ms. Wood serves on the following Boards: Leggett & Platt, Incorporated (audit (Chair) and nominating, governance and sustainability committees), Pioneer Natural Resources Company (audit, nominating and corporate governance (Chair) and sustainability and climate oversight committees) and PPL Corporation (people and compensation, executive and governance, nominating and sustainability (Chair) committees).

Director independence

- In accordance with the rules of the NYSE, the Board has affirmatively determined that it is currently composed of a majority of independent directors, and that the following directors are independent and do not have a material relationship with the company: Sarah E. Beshar, Thomas M. Finke, Thomas P. Gibbons, William F. Glavin, Jr., Elizabeth S. Johnson, Sir Nigel Sheinwald, Paula C. Tolliver, G. Richard Wagoner, Jr., Christopher C. Womack and Phoebe A. Wood.

- For a director to be considered independent, the Board must affirmatively determine that the director does not have any material relationship with the company either directly or as a partner, shareholder or officer of an organization that has a relationship with the company. Such determinations are made and disclosed according to applicable rules established by the NYSE or other applicable rules.

- As part of its independence determinations, the Board considers any direct or indirect relationship between a director (or an immediate family member of such director) and the company or any third party involved with the company.

Board meetings and annual general meeting of shareholders

- During the calendar year ended December 31, 2023, the Board held 11 meetings (not including committee meetings).

- Each then-serving director attended at least seventy-five percent (75%) of the aggregate of the total number of meetings held by the Board and all committees of the Board on which he or she served during 2023.

- Nine of our then-serving directors attended the 2023 Annual General Meeting. The Board does not have a formal policy regarding Board member attendance at shareholder meetings.

- The non-executive directors (those directors who are not officers or employees of the company and who are classified as independent directors under applicable NYSE standards) meet in executive session each quarter at a minimum.

- G. Richard Wagoner, Jr., our Chair and independent non-executive director, presides at the executive sessions of the non-executive directors.

Service on other public company boards

Each of our directors must have the time and ability to make a constructive contribution to the Board as well as a clear commitment to fulfilling the fiduciary duties required of directors and serving the interests of the company's shareholders. Our President and CEO does not currently serve on the board of directors of any other public company, and none of our current directors serves on more than four public company boards, including our Board.

Committee membership and meetings

- The current committees of the Board are the audit committee, the compensation committee and the nomination and corporate governance committee.

- The Board has affirmatively determined that each committee consists entirely of independent directors according to applicable NYSE rules and rules promulgated under the Exchange Act, including the heightened independence standards for compensation committee and audit committee members.

Members:
Sarah E. Beshar
Thomas M. Finke
Thomas P. Gibbons
William F. Glavin, Jr.
Elizabeth S. Johnson
Sir Nigel Sheinwald
Paula C. Tolliver
G. Richard Wagoner, Jr.
Christopher C. Womack
Phoebe A. Wood (Chair)

Independence:
Each member of
the committee is
independent
and financially literate

**Audit Committee
Financial Experts:**
Ms. Wood, Mr. Gibbons
and Mr. Wagoner
qualify as defined
by SEC rules

Meetings held in 2023:
10

The Audit Committee

Under its charter, the committee:
- is comprised of at least three members of the Board and each is "independent" under the rules of the NYSE and SEC and is also "financially literate," as defined under NYSE rules;
- members are appointed and removed by the Board;
- meets at least quarterly;
- periodically meets with the Chief Financial Officer, Chief Risk and Audit Officer and the independent auditor in separate executive sessions without members of senior management present; and
- has the authority to retain independent advisors, at the company's expense, whenever it deems appropriate to fulfill its duties.

The committee's charter sets forth its responsibilities, including assisting the Board in fulfilling its responsibility to oversee:
- the company's financial reporting, auditing and internal control activities, including the integrity of the company's financial statements;
- the independent auditor's qualifications and independence;
- the performance of the company's internal audit function and independent auditor; and
- the company's compliance with legal and regulatory requirements.

The committee's charter is available on the Company Website. The information on the Company Website is not intended to form a part of, and is not incorporated by reference into, this Proxy Statement.

Members:
Sarah E. Beshar
Thomas M. Finke
Thomas P. Gibbons
**William F. Glavin, Jr.
(Chair)**
Elizabeth S. Johnson
Sir Nigel Sheinwald
Paula C. Tolliver
G. Richard Wagoner, Jr.
Christopher C. Womack
Phoebe A. Wood

Independence:
Each member of
the committee is
independent

Meetings held in 2023:
7

The Compensation Committee

Under its charter, the committee:
- is comprised of at least three members of the Board, each of whom is "independent" of the company under the NYSE and SEC rules;
- members are appointed and removed by the Board;
- meets at least four times annually; and
- has the authority to retain independent advisors, at the company's expense, whenever it deems appropriate to fulfill its duties, including any compensation consulting firm.

The committee's charter sets forth its responsibilities, including:
- annually approving the compensation structure for, and reviewing and approving the compensation of, senior management and non-executive directors;
- overseeing the annual process for evaluating senior management performance;
- overseeing the administration of the company's equity-based and other incentive compensation plans; and
- assisting the Board with executive succession planning.

The committee's charter is available on the Company Website.

Members:
Sarah E. Beshar (Chair)
Thomas M. Finke
Thomas P. Gibbons
William F. Glavin, Jr.
Elizabeth S. Johnson
Sir Nigel Sheinwald
Paula C. Tolliver
G. Richard Wagoner, Jr.
Christopher C. Womack
Phoebe A. Wood

Independence:
Each member of the committee is independent

Meetings held in 2023:
5

The Nomination and Corporate Governance Committee

Under its charter, the committee:
- is comprised of at least three members of the Board, each of whom is "independent" of the company under the NYSE and SEC rules;
- members are appointed and removed by the Board;
- meets at least four times annually; and
- has the authority to retain independent advisors, at the company's expense, whenever it deems appropriate to fulfill its duties.

The committee's charter sets forth its responsibilities, including:
- establishing procedures for identifying and evaluating potential nominees for director;
- recommending to the Board potential nominees for election; and
- periodically reviewing and reassessing the adequacy of the Corporate Governance Guidelines to determine whether any changes are appropriate and recommending any such changes to the Board for its approval.

The committee's charter is available on the Company Website. For more information regarding the director recruitment process, see **Corporate Governance - Director recruitment**.

Director compensation

The compensation committee annually reviews and determines the compensation paid to non-executive directors. No executive officer of the company is involved in recommending or determining levels of non-executive director compensation. Mr. Schlossberg does not receive compensation for his service as a director. The committee considers, among other things, the following policies and principles in determining non-executive director compensation:
- that compensation should fairly pay the non-executive directors for the work, time commitment and efforts required by directors of an organization of the company's size and scope of business activities, including service on Board committees;
- that a component of the compensation should be designed to align the non-executive directors' interests with the long-term interests of the company's shareholders; and
- that non-executive directors' independence may be compromised or impaired if director compensation exceeds customary levels.

As a part of its annual review, the committee engaged Johnson Associates, Inc. ("Johnson Associates"), the committee's independent compensation consultant, to report on comparable non-executive director compensation practices and levels. Their report included a review of director compensation at the same peer companies the committee considers for executive compensation practices. See page 70 for a list of our 2023 peers.

For 2023, the compensation committee approved the below-described levels of non-executive director compensation. Each component other than the equity award is paid in quarterly installments in arrears:

Basic cash fee	Non-executive directors received an annual basic fee paid in cash in the amount of $120,000
Chair fee	The Chair of the Board received an additional annual cash fee of $230,000
Audit Committee Chair fee	The Chair of the audit committee received an additional annual cash fee of $50,000
Compensation Committee and Nomination and Corporate Governance Committee Chair fee	The Chair of the compensation committee and the Chair of the nomination and corporate governance committee each received an additional annual cash fee of $20,000
Basic shares fee	Non-executive directors also received an annual award of shares in the aggregate amount of $195,000. Equity awards are paid for service in advance and subject to a one-year vesting requirement

For 2024, the compensation committee determined that no changes would be made to levels of non-executive director compensation for the 2024 service period.

We also reimburse each of our non-executive directors for their travel expenses incurred in connection with attendance at Board of Directors and committee meetings. Directors do not receive any meeting or attendance fees. Invesco does not have a deferred compensation plan for its directors.

Director compensation table
The following table sets forth the compensation paid to our non-executive directors during 2023.

Name	Fees earned or paid in cash ($)[1]	Share awards ($)[2]	Total ($)
Sarah E. Beshar	140,000	194,992	334,992
Thomas M. Finke	120,000	194,992	314,992
Thomas P. Gibbons[3]	52,500	213,046	265,546
William F. Glavin, Jr.	130,870	194,992	325,862
Elizabeth S. Johnson[3]	75,000	245,535	320,535
Sir Nigel Sheinwald	120,000	194,992	314,992
Paula C. Tolliver	120,000	194,992	314,992
G. Richard Wagoner, Jr.	350,000	194,992	544,992
Christopher C. Womack	120,000	194,992	314,992
Phoebe A. Wood	170,000	194,992	364,992
Former Directors			
C. Robert Henrikson[4]	97,391	—	97,391
Denis Kessler[5]	83,182	194,992	278,174

1. Includes the annual basic cash fee and, as applicable, Chair of the Board fee and committee Chair fees.
2. Represents the grant date fair value of the equity awards calculated in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 718 (""ASC 718"") by multiplying the number of shares granted by the closing price of the company's common shares on the date of grant. Dividends and dividend equivalents on unvested equity awards are paid at the same time and rate as on our common shares.

   For all amounts shown, reflects the annual grant of an equity award in the amount of 12,820 shares of common stock. In addition, (i) with respect to Mr. Gibbons includes a prorated equity award in the amount of 1,187 shares for service provided prior to the annual grant in May, and (ii) with respect to Ms. Johnson includes a prorated equity award in the amount of 3,155 shares for service provided prior to the annual grant in May.

   As of December 31, 2023, for each of the non-executive directors other than Mr. Kessler, all equity awards granted during 2023 were outstanding. With respect to Mr. Kessler who died in June 2023, his full equity award granted during 2023 was accelerated as of his date of death under the terms of his award agreement.

3. Mr. Gibbons joined the Board in April 2023. Ms. Johnson joined the Board in February 2023.
4. Mr. Henrikson retired from the Board effective May 25, 2023.
5. Mr. Kessler died in June 2023. Treatment of his equity is described above in footnote 2.

Stock ownership policy for non-executive directors — Our non-executive directors are subject to the Non-Executive Director Stock Ownership Policy. Commencing 2022, the policy requires each non-executive director to (i) achieve and thereafter maintain an ownership level that is equal to four times the value of the basic cash fee and (ii) meet the policy requirement within five years of the later of the effective date of the policy or first appointment as a non-executive director. Until such ownership level is achieved, each non-executive director is required to (i) continue to hold 100% of the shares received as compensation prior to the effective date, and (ii) retain at least fifty percent (50%) of shares granted as compensation after the effective date. The following table shows the status of each of our then-serving non-executive directors meeting the requirements of the policy as of December 31, 2023 based on the closing price of our common shares on the NYSE on that date, which was $17.84.

Non-executive director stock ownership
Shares held as of December 31, 2023

Name	Shares held[1]	Requirement met	Name	Shares held[1]	Requirement met
Beshar	82,352	✓	Sheinwald	69,173	✓
Finke	31,443	✓	Tolliver	33,272	✓
Gibbons[2]	14,407		Wagoner	90,075	✓
Glavin	48,289	✓	Womack	27,122	✓
Johnson[2]	15,975		Wood	77,316	✓

1. Represents common shares beneficially owned.
2. Based on current compensation levels, it is anticipated that Mr. Gibbons, who joined the Board in April 2023, and Ms. Johnson, who joined the Board in February 2023, will each attain the share ownership goal within the time period prescribed by the policy.

Corporate governance

Governance highlights



Board refreshment
- Added four new directors to the Board in the past two years, further increasing Board diversity.
- Directors may not stand for election after age 75.



Independence
- 10 of our 11 director nominees are independent.
- Our CEO is the only management director.
- All of our Board committees are composed exclusively of independent directors.



Independent Chair
- We have an independent Chair of our Board of Directors, selected by the independent directors.
- The Chair serves as liaison between management and the other independent directors.



Accountability
- Directors are elected for a one-year term by a majority vote.
- A meeting of shareholders may be called by shareholders representing at least 10% of our outstanding shares.



Board practices
- Our Board and each of its committees annually reviews their effectiveness with a questionnaire and confidential one-on-one interviews coordinated by an independent external advisor that reports results in person to the Board.
- Nomination criteria are adjusted as needed to ensure that our Board as a whole continues to reflect the appropriate mix of skills and experience.



Executive sessions
- The independent directors regularly meet in private without management.
- The Chair presides at these executive sessions.



Share ownership requirements
- We require directors and executive officers to maintain an ownership level of our stock.



Proxy access
- A group of up to 20 shareholders who own at least 3% of outstanding shares for at least three years may include director nominees that constitute up to 20% of our Board in our proxy.

Board oversight

The full Board has oversight responsibility for the company's enterprise risk management program and processes. This includes oversight over the management of material risks with respect to the company's business, including business strategy, financial performance, investments, operations, technology, cybersecurity, human capital management, regulatory compliance, governance, and environmental and social matters.

Corporate governance guidelines

Our Board is committed to maintaining the highest standards of corporate governance and is guided by our Corporate Governance Guidelines ("Guidelines"), which provide a framework for the governance of our company and the responsibilities of our Board. The Guidelines are available in the corporate governance section of the Company Website. The Guidelines set forth the practices the Board follows with respect to, among other matters, the composition of the Board, director responsibilities, Board committees, director access to officers, employees and independent advisors, director compensation and performance evaluation of the Board.

Code of conduct and directors' code of conduct

As part of our ethics and compliance program, our Board has approved a code of ethics (the "Code of Conduct") that applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions, as well as to our other officers and employees. The Code of Conduct is posted on the Company Website. In addition, we have adopted a separate Directors' Code of Conduct that applies to all members of the Board. We intend to satisfy the disclosure requirement regarding any amendment to, or a waiver of, a provision of the Code of Conduct for our directors and executive officers by posting such information on the Company Website. The company maintains a compliance reporting line, where employees and individuals outside the company can anonymously submit a complaint or concern regarding compliance with applicable laws, rules or regulations, the Code of Conduct, as well as accounting, auditing, ethical or other concerns.

Board leadership structure

As described in the Guidelines, the company's business is conducted day-to-day by its officers, managers and employees, under the direction of the Chief Executive Officer and the oversight of the Board, to serve the interest of our clients and enhance the long-term value of the company for its shareholders. The Board is elected by the shareholders to oversee our management team and to seek to assure that the long-term interests of the shareholders are being served. In light of these differences in the fundamental roles of the Board and management, the company has chosen to separate the Chief Executive Officer and Board Chair positions. The Board believes separation of these roles: (i) allows the Board to more effectively monitor and evaluate objectively the performance of the Chief Executive Officer, such that the Chief Executive Officer is more likely to be held accountable for his performance; (ii) allows the non-executive Chair to control the Board's agenda and information flow; and (iii) creates an atmosphere in which other directors are more likely to challenge the Chief Executive Officer and other members of our senior management team. For these reasons, the company believes that this Board leadership structure is currently the most appropriate structure for the company. Nevertheless, the Board may reassess the appropriateness of the existing structure at any time, including following changes in Board composition, in management or in the character of the company's business and operations.

Director recruitment

The nomination and corporate governance committee continues to focus on Board refreshment to align the Board's composition with our long-term strategy and effect meaningful Board succession planning. New directors are identified using the following process:

1
Review and update criteria and determine candidate pool

The committee reviews and updates its criteria for prospective directors based on succession planning for directors, to add experience in certain areas and to address new or evolving needs of the company. The committee then utilizes recommendations from directors and independent search firms to determine the candidates for consideration.

2
Review recommendations

Candidates meet with the committee members, the Board Chair, the other directors and the CEO who assess candidates based on several factors, including whether the candidate has experience that will assist the company in seeking to meet its long-term strategic objectives and will bring diversity of thought and the desired qualifications to our Board. The Board has adopted a Board-level diversity policy that recognizes that it benefits from the contribution of different perspectives, experiences and characteristics which promote strong corporate governance and contribute to a more effective decision-making process. With respect to diversity characteristics, the Board and its nomination and corporate governance committee consider gender, race, ethnicity, country of origin, nationality or cultural background, and other personal characteristics.

3
Make recommendations to the Board

Due diligence is conducted, including soliciting feedback on potential candidates from persons outside the company. Qualified candidates are presented to the Board of Directors.

4
Outcome

Two new directors were added in 2023 that contribute the following experience and traits to our Board:
- Gender diversity
- Public company executive
- Executive strategy and execution
- Industry experience
- International experience
- Accounting and financial reporting
- Technology
- Marketing and client focus
- Regulatory - government and legal

The nomination and corporate governance committee believes there are certain minimum qualifications that each director nominee must satisfy in order to be suitable for a position on the Board, including that such nominee:
- be an individual of the highest integrity and have an inquiring mind, a willingness to ask hard questions and the ability to work well with others;
- be free of any conflict of interest that would violate any applicable law or regulation or interfere with the proper performance of the responsibilities of a director;
- be willing and able to devote sufficient time to the affairs of the company and be diligent in fulfilling the responsibilities of a director; and
- have the capacity and desire to represent the best interests of the shareholders as a whole.

The committee will consider candidates recommended for nomination to the Board by shareholders of the company. Shareholders may nominate candidates for election to the Board under Bermuda law and our Bye-Laws. The manner in which the committee evaluates candidates recommended by shareholders would be generally the same as any other candidate. However, the committee would also seek and consider information concerning any relationship between a shareholder recommending a candidate and the candidate to determine if the candidate can represent the interests of all of our shareholders. For further information regarding deadlines for shareholder proposals, see **Important additional information — Shareholder proposals for the 2025 annual general meeting** on page 109.

Director orientation and continuing education and development

When a new independent director joins the Board, we provide an orientation program for the purpose of providing the new director with an understanding of the strategy and operations of the company. To assist the directors in understanding the company and its industry and maintaining the level of expertise required for our directors, the company's management team makes presentations during Board meetings relating to the competitive and industry environment and the company's goals and strategies. In addition, at most meetings the Board receives presentations on various topics related to key industry trends, topical business issues and governance.

Each director is encouraged to participate in continuing education programs for public company directors sponsored by nationally recognized educational organizations not affiliated with the company. We provide our directors with suggested educational courses on topics such as emerging governance issues, compliance and ethics matters and financial risk oversight. To facilitate the ongoing education of our directors, the cost of all such continuing education is paid for by the company.

Board evaluation process

The effectiveness of the Board and its committees is critical to the company's success and to the protection of our shareholders' long-term interests. To maintain their effectiveness, the Board and each standing committee annually conduct comprehensive assessments to identify areas for improvements.



The Board engages an independent external advisor to coordinate the Board's self-assessment by its members. The advisor has each director review a questionnaire and then performs one-on-one confidential interviews with directors. In addition to the questionnaires and interviews of each director, interviews are also conducted with those members of executive management who attend Board meetings on a regular basis.

The advisor prepares and presents an in-person report to the Board, which discusses the findings of the advisor based upon its reviews.

The Board then discusses the evaluation to determine what action, if any, could further enhance the operations of the Board and its committees.

Shareholder engagement

Why we engage

One of our key priorities is ensuring robust outreach and engagement with our shareholders in order to:
- Provide transparency into our business, governance practices and compensation programs
- Determine which issues are important to our shareholders and share our views on those issues
- Identify emerging trends or issues that may impact our business and influence our practices

How we engage



Investor relations and senior management
We provide institutional investors with many opportunities to provide feedback to senior management by participating in conferences, one-on-one and group meetings throughout the year. We also routinely interact and communicate with shareholders through quarterly earnings presentations, SEC filings (including our annual report on Form 10-K), the Proxy Statement and the annual meeting of shareholders.



Shareholders
As investment professionals, we understand the value of engaging with companies and seek to maintain an active and open dialogue with our shareholders. We integrate aspects of the feedback we receive from our shareholders and share this feedback with our directors as we seek to enhance our corporate governance and executive compensation practices. We also had numerous meetings with the investment community throughout the year to introduce Mr. Schlossberg as our new CEO.

In addition to our year-round shareholder engagement, for many years we have also conducted a targeted shareholder and proxy advisory outreach in the Fall of each year. In the Fall of 2023, we reached out to our top shareholders, representing approximately 62%[1] of our outstanding common stock. Seven of our shareholders, representing approximately 15%[1] of our outstanding common stock, requested and held meetings with our investor relations, corporate governance, executive compensation and ESG teams. Our directors have also engaged directly with shareholders in prior years. See **Shareholder and proxy advisory outreach and feedback** for more information on this outreach and related findings.

1. Ownership percentages as of October 1, 2023.

Communications with the Chair and other non-executive directors

Any interested party may communicate with the Chair of our Board or our non-executive directors as a group at the following address:

Invesco Ltd.
1331 Spring Street NW, Suite 2500
Atlanta, Georgia 30309
Attn: Office of the Company Secretary, Legal Department

Communications will be distributed to the Board, or to any of the Board's committees or individual directors as appropriate, depending on the facts and circumstances of the communication. In that regard, the Invesco Board does not receive certain items which are unrelated to the duties and responsibilities of the Board.

In addition, the company maintains the Invesco Whistleblower Hotline for its employees or individuals outside the company to report complaints or concerns on an anonymous and confidential basis regarding questionable accounting, internal accounting controls or auditing matters and possible violations of the company's Code of Conduct or law. Further information about the Invesco Whistleblower Hotline is available at the Company Website.

Non-employees may submit any complaint regarding accounting, internal accounting controls or auditing matters directly to the audit committee of the Board of Directors by sending a written communication addressed to the audit committee at the address set forth above.

Board's role in risk oversight

The Board has oversight responsibility for the company's enterprise risk management program and processes. This includes oversight over the management of material risks with respect to the company's business, including, without limitation, business strategy, governance, financial, investment, operational, technology, cyber risk, regulatory compliance, human capital management, environmental and social risks. Though Board committees address specific risks and risk processes within their purview, the Board maintains overall responsibility for oversight of all material risks as full Board engagement supports appropriate consideration of risk in strategy setting and a more holistic understanding of risk across the enterprise.

Invesco is committed to continually strengthening and evolving our risk management activities to ensure they keep pace with business change and client expectations. We believe a key factor in our ability to manage through challenging market conditions and significant business change is our integrated and global approach to risk management. Risk management is embedded in our day-to-day decision-making as well as our strategic planning process while our global risk management framework enables consistent and meaningful risk dialogue up, down and across the company. Our framework leverages two governance structures: (i) our Global Investment Risk and Performance Committee oversees the management of core investment risks and (ii) our Enterprise Risk Management Committee oversees the management of all other business and strategy related risks. A network of regional, business unit and specific risk management committees, with oversight of the Enterprise Risk Management Committee, provides ongoing identification, assessment, management and monitoring of risk that ensures both broad as well as in-depth, multi-layered coverage of the risks existing and emerging in the various domains of our business.

The Board reviews and discusses with executive and senior management risk management information and reporting provided, at least quarterly, by the Global Performance and Risk Committee and the Enterprise Risk Management Committee. The Board also reviews the company's risk appetite. By receiving these reports, the Board maintains a practical understanding of the company's risk management processes, overall risk profile and risk culture. In addition, Board and committee agenda business-related topics include discussion of the risks in our ongoing business as well as those introduced by new business developments. Through this regular and consistent risk communication and dialogue, the Board seeks to maintain reasonable assurance that all material risks of the company are being addressed and that the company is fostering a risk-aware culture in which effective risk management is embedded in the business.

Oversight of financial reporting and compliance related risk: The audit committee routinely receives reports from the control functions of finance, legal, compliance and internal audit. The Chief Risk and Audit Officer reports to the Chair of the audit committee. The audit committee oversees the internal audit function's planning and resource allocation in a manner designed to ensure testing of controls and other internal audit activities are appropriately prioritized in a risk-based manner. The audit committee also seeks to assure that appropriate risk-based inputs from management and internal audit are communicated to the company's independent public auditors.

Our risk management framework



BOARD OF DIRECTORS

Oversight responsibility

The full Board has oversight responsibility for the company's enterprise risk management program and processes. This includes oversight over the management of material risks with respect to the company's business, including business strategy, financial performance, investments, operations, technology (including cybersecurity), regulatory compliance, governance, human capital management, and environmental and social matters

Risks and risk process

Though Board committees address specific risks and risk processes within their purview, the Board maintains overall responsibility for oversight of all material risks as full Board engagement supports appropriate consideration of risk in strategy setting and a more holistic understanding of risk across the enterprise



AUDIT COMMITTEE

Oversees the integrity of the company's financial statements and other financial disclosures, the effectiveness of the company's internal controls, the internal audit function, the independent auditors, and compliance with legal and regulatory requirements and approves related party transactions



COMPENSATION COMMITTEE

Reviews and discusses management's assessment of the company's compensation policies and programs to ensure they do not encourage excessive risk-taking



NOMINATION AND CORPORATE GOVERNANCE COMMITTEE

Reviews and discusses the company's corporate governance practices to ensure they do not present excessive risks to the company and manages Board and committee succession and related risks

Oversight of cybersecurity risk: Our Board of Directors oversees cybersecurity risk and receives updates, at a minimum, twice a year regarding cybersecurity, including risks and protections. The Global Operational Risk Management Committee, one of the company's risk management committees, provides executive-level oversight and monitoring of the end-to-end programs dedicated to managing information security and cyber related risk. The members of the committee include the Chief Administrative Officer, Chief Risk and Audit Officer, General Counsel, Chief Financial Officer, Chief Human Resources Officer, Global Head of Compliance, and Global Operational Risk Owners which includes the Global Chief Security Officer (GCSO). The Committee reports to the Enterprise Risk Management Committee which provides updates to the Board to facilitate their oversight. One company subsidiary operates on a distinct network as described in more detail below in **Cybersecurity.** For that subsidiary, an Enterprise Risk Management Steering Committee provides executive-level oversight and monitoring of its programs that manage information security and cyber related risk. The members of this Enterprise Risk Management Steering Committee include the subsidiary's Chief Executive Officer, Chief Operating Officer, Head of Risk, Head of Legal, Head of Privacy and the subsidiary's CISO, as well as Invesco's GCSO and CISO.

Cybersecurity

Cyber threats are considered one of the most significant risks facing financial institutions. To mitigate that risk, we have a designated Global Chief Security Officer (GCSO) who leads our Global Security Department that is responsible for identifying, assessing, and managing cybersecurity threats. Our GCSO has experience in the public and private sectors, specializing in security, investigations, and incident response. The Global Security Department oversees, among others, the following groups across Invesco: Information Security, Global Privacy, Business Continuity & Crisis Management, Resilience and Corporate Security. This converged security structure supports a more comprehensive, holistic approach to keeping Invesco clients, employees, and critical assets safe, upholding their privacy rights, while enabling a secure and resilient business.

Our information security program for the company, excluding the subsidiary described below, is led by our Chief Information Security Officer (CISO) who reports directly to the GCSO and has extensive experience in information security and risk management. Our information security program is designed to oversee all aspects of information security risk and seeks to ensure the confidentiality, integrity, and availability of information assets, including the implementation of controls aligned with industry guidelines and applicable statutes and regulations to identify threats, detect attacks and protect our information assets.

As noted above, one company subsidiary operates on a distinct network and, therefore, manages its own information security program in close coordination with our Global Security Department. This subsidiary's program aligns with all aspects of the company's information security program and is led by a dedicated CISO who reports to the Chief Operating Officer of the subsidiary and has comprehensive experience managing cybersecurity programs. The GCSO has indirect oversight of the subsidiary's CISO and its information security program.

Our cybersecurity programs include the following:
- Proactive assessments of technical infrastructure and security resilience are performed on a regular basis which include penetration testing, offensive testing and maturity assessments.
- Conducting due diligence on third-party service providers regarding cybersecurity risks prior to on-boarding, periodic assessment of cybersecurity risks for third-party service providers and continuous monitoring for new third-party cybersecurity incidents.
- An incident response program that includes periodic testing and is designed to restore business operations as quickly and as orderly as possible in the event of a cybersecurity incident at Invesco or a third-party.
- Mandatory annual employee security awareness training, which focuses on cyber threats and security in general.
- Regular cyber phishing tests throughout the year to measure and raise employee awareness against cyber phishing threats.

Important to these programs is our investment in threat-intelligence, our active engagement in industry and government security-related forums, and our utilization of external experts to challenge our program maturity, assess our controls and routinely test our capabilities.

As of December 31, 2023, we have not experienced any cyber incidents that have materially affected or are reasonably likely to materially affect Invesco's business strategy, results of operations or financial condition.

Political engagement and oversight

As a global investment firm dedicated to creating greater possibilities for our clients, we believe it is important to be an active participant in the political process with the objective of promoting and protecting the economic future of the company, our clients and shareholders.

Invesco's Government Affairs Department works to strengthen Invesco's connectivity to key public policy conversations and enhance our reputation with leaders in the legislative and regulatory ecosystem. The nominating and corporate governance committee assists the Board in oversight of the company's U.S. political activities by reviewing, at least annually, the company's U.S. political activities, including political spending and lobbying activities and expenditures in the United States. Invesco engages in lobbying deemed to be in the best interests of the company, its clients and shareholders, in compliance with laws and regulations that govern such activities. Invesco discloses the principal U.S. trade organizations utilized by Invesco's Government Affairs Department to which Invesco belongs as well as those U.S. trade organizations that receive from Invesco total payments of $25,000 or more for membership fees and/or dues in a given year.

Invesco maintains a U.S. federal political action committee (PAC). The PAC is funded in accordance with applicable U.S. federal law on a voluntary basis by U.S.-based employees. As required by law, all political contributions by the PAC are reported to the U.S. Federal Election Commission (FEC) and are publicly disclosed on the FEC's website. In 2022, Invesco adopted a U.S. Policy Statement on Political Activities. A link to the policy statement can be found on the Company Website under the About Us tab and the header "Corporate Governance - Political Activities."

Environmental, social and governance ("ESG")

Invesco's corporate stewardship
At Invesco, corporate stewardship matters. Our efforts are motivated by the belief that doing what is right for the environment, our people and the communities in which we have a presence helps us deliver positive outcomes for our shareholders. Our senior leaders and employees are committed to the communities where we live, work and volunteer. We actively partner with non-profits, start-ups and other organizations to strengthen our communities. Our areas of focus are:

- improving financial education
- protecting the environment
- promoting environmental sustainability
- championing diversity, equity and inclusion in our industry and our company
- supporting and collaborating with local civic and community organizations

Through Invesco Cares and Environmental Green Teams, local Invesco offices identify areas of need that are unique to each specific community. Our Environmental Green Teams focus on preserving and improving the environment by focusing on reducing carbon emissions, eliminating plastic consumption, promoting waste awareness and recycling electronic computers and laptops. These groups also volunteer to clean up local community parks, plant trees and clean up marine areas. The Invesco culture encourages employees to go beyond their work responsibilities, and join with like-minded colleagues, to make an impact in communities we serve. Invesco Cares partners with local charitable organizations around the globe through volunteering, sharing our skills, and raising funds to improve the local communities where we work.

Invesco strives to align with the Global Reporting Initiative (GRI) standard reporting guidelines and Sustainability Accounting Standards Board (SASB) metrics for Asset Management & Custody Activities as further detailed in our **Corporate Responsibility Report,** which is available on the Company Website.

Invesco's commitment to the natural environment
Operating environmentally responsibly is fundamental to our corporate stewardship. Invesco seeks to help protect our natural environment by implementing and maintaining environmental management processes – for example, at Invesco offices we aim to reduce utility consumption and carbon emissions, promote energy efficiency and utilize appropriate waste management practices.

Invesco has a structured program that monitors our environmental impact, gathers ideas and suggestions for improving our global environmental management practices and approves initiatives. Invesco maintains global objectives and regional targets which are monitored to seek to ensure the continual improvement of our impact on the environment.

Invesco's approach to ESG investing
Invesco has an investment-led and client-centric ESG approach. To us, responsible stewardship means creating long-term value for our clients in line with our commitment to industry engagement, leadership and innovation. Where appropriate, we integrate financially material ESG considerations in our investment solutions, taking into account critical factors that help us deliver strong outcomes to clients.

As investors in global equities, corporate and sovereign fixed income instruments, as well as real estate and multi-asset strategies, we recognize the differences between asset classes and geographies. We apply ESG principles in a variety of ways, depending on the asset class and strategy. We exercise our rights and responsibilities as stewards of capital and use our expertise to cast voting decisions in our clients' best interests.

Innovation and data
We believe having quality data on ESG factors is critical for effective investment analysis. We are enhancing our ESG data and analytics capabilities by continuing to build out and update our proprietary tools, including ESG intel, PROXY intel, and ESG Central. These tools assist with research, portfolio reviews, portfolio optimization, engagement, and proxy voting.

Client partnerships
Invesco has a client-centric ESG approach focused on customizing solutions to client needs and objectives. We provide a comprehensive range of ESG-focused capabilities that enable clients to express their values through investing. For example, some of our clients ask us to impose ESG investment guidelines and restrictions on their portfolios, and we offer a suite of portfolio solutions tailored to those clients who wish to pursue such ESG goals.

Industry engagement
We are involved in many industry bodies, including Principles for Responsible Investment (PRI), the Net Zero Asset Managers Initiative (NZAM), the Global Real Estate Sustainability Benchmark (GRESB), and the Task Force on Climate related Financial Disclosures (TCFD). We engage policymakers on the latest ESG regulations and have academic partnerships with the University of Cambridge and Tsinghua University.

Human Capital Management

Invesco's long-term success depends on our ability to attract, develop and retain talent. Invesco invests significantly in talent development to support our employees in developing their full potential

Invesco's long-term success depends on our ability to retain, develop, engage and attract top talent. Invesco invests significantly in talent development, health and welfare programs, technology and other resources that support our employees in developing their full potential both personally and professionally. We believe that an employee community that is diverse and inclusive, engaged in community involvement and invested in employee well-being will drive positive outcomes for our clients and shareholders.

At Invesco, most roles offer flexibility and support our collaborative culture by mixing in-office and remote work. We believe this hybrid approach creates a competitive advantage for our company as it enables our employees to thrive and do the best they can on behalf of our clients, shareholders and the company.

Compensation, wellness and benefits. Our company provides equal opportunity in its employment and promotion practices and encourages employees to play active roles in the growth and development of the communities in which they live and work. Invesco conducts regular employee surveys to monitor employee satisfaction with results showing consistently high levels of employee engagement driven by many positive factors including employees' perspectives regarding ethics and values at the company, the company's strategy and direction, and opportunity for personal development.

Employees are provided with a variety of elements to enable them to stay healthy, maintain a work-life balance and plan for retirement. These rewards include:
• Comprehensive health and wellness programs
• Retirement savings plans
• Life insurance and income-protection benefits
• Holiday and time-off benefits
• Flexibility to help balance work and family responsibilities
• Opportunities to develop professional skills and knowledge
• Opportunities to contribute to their communities
• Opportunities to become an Invesco shareholder through our employee stock purchase plan

Commitment to diversity and inclusion

We believe that diversity and inclusion are good for business. At Invesco, we are committed to further strengthening diversity at all levels and functions across our global business.

Our 4 pillar approach to diversity and inclusion

1 **Purpose and priorities**
Ensuring D&I is a key part of who we are and how we operate

2 **Talent**
Enhancing diversity and representation

3 **Belonging**
Ensuring an inclusive culture where all colleagues feel safe and supported

4 **Client and community**
Moving our industry and our communities forward

We know that success requires the participation of all Invesco colleagues, and these guiding principles allow us to coordinate efforts across the organization, in every region in which we operate.

Purpose and priorities

Ensuring that every Invesco colleague has a clear role to play in our D&I efforts is critical to our success. Executive officers also serve as the executive sponsors of our Employee Resource Groups.

Talent

We've created a new talent organization that includes Talent Management, Learning and Development, Talent Acquisition, D&I, Organizational Effectiveness and Early Careers. This holistic and more integrated approach allows us to take the next step in our D&I evolution, which is to ensure that D&I is embedded into every element of our talent strategy and is not viewed as a stand-alone topic. We know that our strategy must be granular and multifaceted to see D&I progress. We need to meet the business and our people where they are-different teams and employees will require different support as we move through internal and external change.

Belonging

While having an employee base be representative of the communities in which we operate, we know that success goes hand in hand with an inclusive culture. In 2023, these efforts included:
• Mandatory unconscious bias training for all 2023 employees
• Employee Resource Groups: Invesco supports 12 ERGs — grassroots employee networks that represent the diversity of our employees. ERGs build partnerships and networks internally and drive a sense of belonging across the company.
• New small group candid conversations called "Talks that Matter."

Client and community

We actively engage with external partners to inform our D&I strategy and drive our initiatives forward. Key partners include the U.K. and N.A. Diversity Project, the Investment Diversity Advisory Council and Black Women in Asset Management.

Measuring success

All of these efforts are sponsored by our CEO and Senior Managing Directors, supported by our senior leaders across the business, cascaded to our employees and are captured in the firm's business plans and leadership objectives. We continue to track inclusion through employee surveys. We find a high level of engagement across groups and utilize the results of these surveys to drive our inclusion goals and strategy. Invesco continued to conduct pulse surveys in 2023 to monitor, among other factors, our inclusion efforts and employee engagement. These surveys are evaluated along the lines of gender, race, and their intersection.

Our Commitment to Equity

To better understand the progress we have made in our D&I journey, gaps in our business practices and how we can further improve, we undertook a racial equality assessment in the U.S. The assessment included the following elements:

• Assess Invesco's diversity efforts and the progress we are making toward building a more diverse, equitable and inclusive workplace (e.g., hiring practices, retention, culture of inclusion).
• Understand our business practices, including diversity among third parties that do business with us (e.g., vendors), as well as the impact of our proxy voting approach.
• Assess how Invesco interacts with and supports the communities in which we operate.

A summary report of the assessment will be published in 2024.

Compensation committee interlocks and insider participation

During 2023, the following directors served as members of the compensation committee: Sarah E. Beshar, Thomas M. Finke, Thomas P. Gibbons, William F. Glavin, Jr. (Chair), Elizabeth S. Johnson, C. Robert Henrikson[1], Denis Kessler[1], Sir Nigel Sheinwald, Paula C. Tolliver, G. Richard Wagoner, Jr., Christopher C. Womack and Phoebe A. Wood. No member of the compensation committee was an officer or employee of the company or any of its subsidiaries during 2023, and no member of the compensation committee was formerly an officer of the company or any of its subsidiaries or was a party to any disclosable related person transaction involving the company. During 2023, none of the executive officers of the company served on the Board of Directors or on the compensation committee of any other entity that has or had executive officers serving as a member of the Board of Directors or compensation committee of the company.

1. Mr. Henrikson retired from the Board in May 2023, and Mr. Kessler died in June 2023.

Certain relationships and related transactions

Share repurchases

In order to pay withholding or other similar taxes due in connection with the vesting of equity awards granted under our equity incentive plans, our executive officers are required to "net shares" whereby the company purchases from the executive officer shares equal in value to an approximation of the tax withholding liability. Under the "net shares" method, the price per share paid by the company for repurchases is the closing price of the company's common shares on the NYSE on the vesting date. During 2023, the company repurchased common shares from the executive officers for the aggregate consideration shown in the following table.

Name and current title	Number of shares repurchased (#)	Aggregate consideration ($)
Andrew R. Schlossberg President and Chief Executive Officer	58,841	1,009,451
L. Allison Dukes Senior Managing Director and Chief Financial Officer	34,439	546,347
Stephanie C. Butcher Senior Managing Director and Co-Head of Investments	14,010	247,417
Douglas J. Sharp Senior Managing Director and Head of the Americas and EMEA	40,401	682,908
Tony L. Wong Senior Managing Director and Co-Head of Investments	8,191	144,653
Retired executive officers		
Martin L. Flanagan[1] Retired President and Chief Executive Officer	150,796	2,663,057
Gregory G. McGreevey[2] Retired Senior Managing Director, Investments	72,705	1,283,970

1. Mr. Flanagan no longer served as President and CEO after June 30, 2023.
2. Mr. McGreevey no longer served as Senior Managing Director, Investments after February 7, 2023.

Interests in or alongside certain Invesco-sponsored or managed investment products

Some of our employees, including our executive officers (or persons or entities affiliated with them), are provided the opportunity to invest in or alongside certain Invesco-sponsored private funds and/or public non-traded products that we offer to our clients. Employees who make such investments usually do not pay management or performance fees charged to our clients. Messrs. Flanagan, McGreevey, Schlossberg, Wong and Ms. Dukes have made investments in or alongside such Invesco-sponsored private funds and/or public non-traded products. Other than Mr. Flanagan who received $223,039 and Mr. McGreevey who received $202,569 in distributions, there were no distributions exceeding $120,000 from such Invesco sponsored private funds and/or public non-traded products during the year ended December 31, 2023 made to our executive officers (or persons or entities affiliated with them) consisting of profits and other income.

In the ordinary course of business, Massachusetts Mutual Life Insurance Company ("MassMutual") is the company's lead investor in seeding some of our new private markets and other strategies and may invest in other investment products we manage. Likewise, in the ordinary course of our business, we may conduct transactions or make investments on behalf of funds or client accounts we manage in securities of and/or financial assets or products offered or managed by MassMutual. The amount of compensation or other value received (or in some cases not charged) by MassMutual or Invesco in connection with those transactions may exceed $120,000 individually or in the aggregate per year. Mr. Glavin is a member of our Board of Directors pursuant to the MassMutual Shareholder Agreement.

MassMutual and its subsidiaries

As of February 16, 2024, MassMutual owned approximately 18.1% of our outstanding common shares. MassMutual owns substantially all of our issued and outstanding preference shares, the terms of which are set forth in the certificate of designation, a copy of which is filed as Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on May 24, 2019.

MassMutual Shareholder Agreement
In connection with Invesco's acquisition of OppenheimerFunds, an investment management subsidiary of MassMutual and Invesco entered into a shareholder agreement, dated May 24, 2019 (the "MassMutual Shareholder Agreement"), which governs the ongoing relationship between MassMutual and Invesco.

See below for a summary of key provisions of the MassMutual Shareholder Agreement. It does not purport to be complete and is qualified in its entirety by the full text of the MassMutual Shareholder Agreement, a copy of which was filed as Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on May 24, 2019.

Share ownership: Subject to certain exceptions, MassMutual and its controlled affiliates are prohibited from acquiring any additional Invesco capital stock such that if after giving effect to such acquisition, MassMutual together with its controlled affiliates would beneficially own more than 22.5% of the total voting power of Invesco capital stock (which we refer to as the "ownership cap").

MassMutual is subject to the ownership cap until the date (which we refer to as the "governance termination date") on which MassMutual and its controlled affiliates cease to beneficially own at least (i) 10% of the issued and outstanding Invesco common shares or (ii) 5% of the issued and outstanding Invesco common shares and $2.0 billion in aggregate liquidation preference of Invesco Series A preferred shares.

Prohibited actions: Until the governance termination date, MassMutual and its controlled affiliates are generally prohibited from soliciting, knowingly encouraging, acting in concert or assisting third parties, negotiating or making any public announcement with respect to:
*   any acquisition the purpose or result of which would be that MassMutual and its controlled affiliates beneficially own (i) Invesco capital stock in excess of the ownership cap or (ii) any equity securities of any subsidiary of Invesco;
*   any form of business combination or similar or other extraordinary transaction involving Invesco or any subsidiary of Invesco;
*   any form of restructuring, recapitalization or similar transaction with respect to Invesco or any subsidiary of Invesco;
*   agreeing with any third party with respect to the voting of any shares of Invesco capital stock or the capital stock of any subsidiary of Invesco, or otherwise entering into any voting trust or voting agreement with any third party;
*   selling any share of Invesco capital stock in a tender or exchange offer that either (i) is unanimously opposed by the Invesco Board or (ii) arises out of a breach by MassMutual of its obligations under the MassMutual Shareholder Agreement to not engage in certain prohibited actions; and
*   any proposal to seek representation on the Invesco Board or any proposal to control or influence management, the Invesco Board, Invesco or its subsidiaries (except as expressly permitted by the MassMutual Shareholder Agreement and the certificate of designation for the Series A preferred shares); and calling any special meeting of shareholders of Invesco or engaging in any written consent of shareholders regarding any of the foregoing.

Additional purchase of voting securities: Until the governance termination date, except in certain cases, if at any time Invesco issues voting securities (or securities convertible into voting securities), MassMutual will have the right to purchase directly from Invesco additional securities of the same class or series being issued up to an amount that would result in MassMutual and its controlled affiliates beneficially owning the lesser of (i) the ownership cap and (ii) the same ownership percentage as they owned immediately prior to such stock issuance.

Share repurchases: If Invesco engages in any share repurchase program or self tender that (i) will, or would reasonably be expected to, cause Invesco capital stock beneficially owned by MassMutual and its controlled affiliates to exceed 24.5% or (ii) would otherwise reasonably be likely to result in a deemed "assignment" of any investment advisory agreement of Invesco or its affiliates under the Investment Advisers Act or Investment Company Act, then Invesco may require, subject to certain exceptions, MassMutual and its controlled affiliates to promptly sell or self-tender such number of shares of Invesco capital stock to Invesco as would be necessary to prevent the occurrence of either of the foregoing events.

Transfer restrictions: In the case of Invesco Series A preferred shares, until the earliest to occur of May 24, 2024, certain credit rating downgrades of Invesco Series A preferred shares or the consummation of a change of control transaction of Invesco (which date we refer to as the "transfer restriction termination date"), MassMutual and its controlled affiliates are generally prohibited from transferring or agreeing to transfer, directly or indirectly, any such preferred stock beneficially owned by them to anyone other than to a controlled affiliate of MassMutual which agrees in writing with Invesco to be bound by the MassMutual Shareholder Agreement or to Invesco directly. In the case of Invesco common shares, until the governance termination date, MassMutual is permitted to transfer its Invesco common shares in certain specified categories of transactions.

Right of first offer: If MassMutual and/or any of its controlled affiliates intend to transfer any Series A preferred shares to a non-affiliate, MassMutual must provide written notice to Invesco. Upon receipt of such notice, Invesco will have the right to purchase all, but not less than all, of the shares proposed to be transferred, at the price and terms described in the notice.

Registration rights: MassMutual has certain customary shelf, demand and "piggyback" registration rights with respect to the Invesco common shares and the Invesco Series A preferred shares.

Board designation: The MassMutual Shareholder Agreement requires Invesco to elect an individual designated by MassMutual to the Invesco Board (whom we refer to as the "MassMutual designee"). The current MassMutual designee serving on the Invesco Board is William F. Glavin Jr. Until the governance termination date, Invesco is required to use reasonable best efforts to cause the election of the MassMutual designee at each meeting of Invesco shareholders. Except in connection with succession planning, until the governance termination date, the size of the Invesco Board of Directors cannot exceed 12 members without the prior approval of the MassMutual designee. The MassMutual designee is entitled to be a member of each standing committee of the Invesco Board or, if not permitted by applicable law, to be an observer on such committee.

Approval rights of MassMutual: Until the governance termination date, Invesco may not generally enter into or effect the following transactions without the prior written approval of MassMutual:
- change its capital structure in a manner that would be reasonably likely to result in certain corporate credit rating downgrades;
- amend its Memorandum of Association or Bye-Laws such that the rights of MassMutual would be adversely affected compared to those of the holders of Invesco capital stock generally;
- adopt a shareholder rights plan;
- make (or permit any of its material subsidiaries to make) any voluntary bankruptcy or similar filing or declaration;
- subject to certain exceptions, engage in any acquisition, exchange or purchase of equity interests or other similar transaction that involves the issuance of more than 10% of the total voting power of Invesco capital stock;
- make any changes in accounting principles that are disproportionately adverse to MassMutual and its affiliates compared to other holders of Invesco capital stock, except to the extent required by changes in GAAP or applicable law;
- materially alter Invesco's principal line of business; or
- adopt any director qualifications to be imposed upon the MassMutual designee, other than those required by the Bye-Laws as of October 17, 2018 or those generally applicable to all directors.

Voting agreements: Until the governance termination date, MassMutual and its controlled affiliates are generally required to vote (i) in favor of each matter required to effectuate any provision of the MassMutual Shareholder Agreement and against any matter the approval of which would be inconsistent with any provision of the MassMutual Shareholder Agreement, and (ii) to the extent consistent with the preceding clause (i), in accordance with the recommendation of the Invesco Board on all matters approved by the Invesco Board relating to (a) the elections of directors, (b) matters that have been approved or recommended by the compensation committee of the Invesco Board,

(c) any change of control transaction of Invesco that the Invesco Board has unanimously recommended in favor of or against, and (d) any transaction that arises out of a breach by MassMutual of its obligations under the MassMutual Shareholder Agreement to not engage in certain prohibited actions. Additionally, if MassMutual and its controlled affiliates beneficially own at least 20% of the issued and outstanding Invesco common shares as of the record date for a vote on any matter, they must, subject to some exceptions, vote on such matter as recommended by the Invesco Board to the extent that such matter does not conflict with any provision of the MassMutual Shareholder Agreement.

Termination of the MassMutual Shareholder Agreement: The MassMutual Shareholder Agreement will terminate upon the later to occur of the governance termination date and the transfer restriction termination date, although certain provisions of the MassMutual Shareholder Agreement may survive for a certain period of time beyond the termination of the MassMutual Shareholder Agreement.

Related person transaction policy

Management is required to present for the approval or ratification of the audit committee all material information regarding an actual or potential related person transaction

The Board of Directors has adopted written Policies and Procedures with Respect to Related Person Transactions to address the review, approval, disapproval or ratification of related person transactions. "Related persons" include the company's executive officers, directors, director nominees, holders of more than five percent (5%) of the company's voting securities, immediate family members of the foregoing persons and any entity in which any of the foregoing persons is employed, is a partner or is in a similar position, or in which such person has a 5% or greater ownership interest. A "related person transaction" means a transaction or series of transactions in which the company participates, the amount involved exceeds $120,000 and a related person has a direct or indirect interest (with certain exceptions permitted by SEC rules).

Management is required to present for the approval or ratification of the audit committee all material information regarding an actual or potential related person transaction. The policy requires that, after reviewing such information, the disinterested members of the audit committee will approve or disapprove the transaction. Approval will be given only if the audit committee determines that such transaction is in, or is not inconsistent with, the best interests of the company and its shareholders. The policy further requires that in the event management becomes aware of a related person transaction that has not been previously approved or ratified, it must be submitted to the audit committee promptly.

Security ownership of principal shareholders

The following table sets forth the common shares beneficially owned as of February 16, 2024 by each shareholder known to us to beneficially own more than five percent of the company's outstanding common shares. The percentage of ownership indicated in the following table is based on 449,159,161 common shares outstanding as of February 16, 2024.

Name and address of beneficial owner	Amount and nature of beneficial ownership[1]	Percent of class (%)
Massachusetts Mutual Life Insurance Company 1295 State Street, Springfield, MA 01111	81,387,016[2]	18.1%
The Vanguard Group 100 Vanguard Boulevard, Malvern, PA 19355	51,454,867[3]	11.5%
BlackRock, Inc. 50 Hudson Yards, New York, NY 10001	46,298,413[4]	10.3%
Trian Fund Management, L.P. 280 Park Avenue, 41st Floor, New York, NY 10017	33,940,096[5]	7.6%

1. Except as described otherwise in the footnotes to this table, each beneficial owner in the table has sole voting and investment power with regard to the shares beneficially owned by such owner.
2. On June 15, 2022, Massachusetts Mutual Life Insurance Company, on behalf of itself and certain of its affiliates (collectively "MassMutual"), filed a Schedule 13D/A with the SEC indicating that MassMutual had sole voting power with respect to 81,369,908 common shares of Invesco and sole dispositive power with respect to 81,387,016 common shares of Invesco.
3. On February 13, 2024, The Vanguard Group, on behalf of itself and certain of its affiliates (collectively, "Vanguard") filed a Schedule 13G/A with the SEC indicating that Vanguard had shared voting power with respect to 435,919 common shares, sole dispositive power with respect to 49,974,087 common shares and shared dispositive power with respect to 1,480,780 common shares, of Invesco.
4. On January 24, 2024, BlackRock, Inc., on behalf of itself and certain of its affiliates (collectively, "BlackRock") filed a Schedule 13G/A with the SEC indicating that BlackRock had sole voting power with respect to 43,135,234 common shares of Invesco and sole dispositive power with respect to 46,298,413 common shares of Invesco.
5. This information is based on a Schedule 13D/A filed on June 2, 2023 (the "Schedule 13D/A") by Trian Fund Management, L.P. ("Trian") and certain of its affiliates. Trian may be deemed to have shared voting power and shared dispositive power with regard to all of the foregoing shares.

Security ownership of management

The following table lists the common shares beneficially owned as of February 16, 2024 by (i) each director and director nominee; (ii) each executive officer named in the Summary Compensation Table below and (iii) all director nominees and executive officers as a group. The percentage of ownership indicated below is based on 449,159,161 of the company's common shares outstanding on February 16, 2024.

Beneficial ownership reported in the below table has been determined according to SEC regulations and includes common shares that may be acquired within 60 days after February 16, 2024, but excludes deferred shares which are disclosed in a separate column. Unless otherwise indicated, all directors and executive officers have sole voting and investment power with respect to the shares shown. No shares are pledged as security. As of February 16, 2024, no individual director or named executive officer owned beneficially 1% or more of our common shares other than Mr. Flanagan, who owns approximately 1.1% of our outstanding common shares. Our current directors and executive officers as a group owned approximately 1.0% of our outstanding common shares.

Name	Common shares beneficially owned	Deferred share awards	Total
Sarah E. Beshar	82,352	—	82,352
Thomas M. Finke	31,443	—	31,443
Thomas P. Gibbons	14,407	—	14,407
William F. Glavin, Jr.	48,289	—	48,289
Elizabeth S. Johnson	15,975	—	15,975
Andrew R. Schlossberg	802,056	270,619	1,072,675
Sir Nigel Sheinwald	69,173	—	69,173
Paula C. Tolliver	33,272	—	33,272
G. Robert Wagoner, Jr.[1]	90,075	—	90,075
Christopher C. Womack	27,122	—	27,122
Phoebe A. Wood	77,316	—	77,316
Stephanie C. Butcher	151,671	101,988	253,659
L. Allison Dukes	377,374	188,584	565,958
Andrew T.S. Lo	488,730	538,903	1,027,633
Douglas J. Sharp	71,531	374,205	445,736
Tony L. Wong	157,371	—	157,371
All Director Nominees and Executive Officers as a Group (18 persons)	2,689,267	1,474,299	4,163,566
Retired executive officers			
Martin L. Flanagan[2]	4,297,271	751,401	5,048,672
Gregory G. McGreevey	—	308,298	308,298

1. For Mr. Wagoner, includes 15,000 shares held in trust via a defined benefit account. Mr. Wagoner has sole voting and investment power with respect to these shares.
2. For Mr. Flanagan, includes an aggregate of 4,014,378 shares held in trust and 400 shares held by Mr. Flanagan's spouse. Mr. Flanagan has shared voting and investment power with respect to these shares.

Our executive officers

In addition to Andrew R. Schlossberg, whose information is set forth under **Board of Directors - Nominee biographies,** the following is a list of individuals serving as executive officers of the company as of the date of this Proxy Statement. All company executive officers are elected annually by the Board and serve at the discretion of the Board or our Chief Executive Officer.



Stephanie C. Butcher
Senior Managing Director
and Co-Head of Investments

Stephanie C. Butcher   **Age:** 52   **Tenure:** 21 years

Stephanie Butcher has served as Senior Managing Director and Co-Head of Investments since February 2023. Previously, she served as Chief Investment Officer in Invesco's EMEA business overseeing the Henley Investment Centre, encompassing equities, fixed income and multi-asset capabilities from 2020 to February 2023. Ms. Butcher began her investment career at Lazard Asset Management before joining Aberdeen Asset Management in 1997. She joined Invesco in Henley in 2003 where she specialized in European equity income investing and was responsible for a number of European equity portfolios. Ms. Butcher holds an M.A. (Cantab) and a B.A. in history from Cambridge University.



L. Allison Dukes
Senior Managing Director
and Chief Financial Officer

L. Allison Dukes   **Age:** 49   **Tenure:** 4 years

Allison Dukes has served as Senior Managing Director and Chief Financial Officer of our company since 2020. In this role, she leads all global corporate finance functions, including strategic and financial planning, investor relations, corporate development, accounting, corporate tax, treasury and procurement as well as global public policy. Prior to joining Invesco, Ms. Dukes served as Chief Financial Officer of SunTrust Banks (now Truist Financial Corporation) from 2018 to 2019. Prior to becoming Chief Financial Officer, Ms. Dukes served in a series of leadership roles throughout her 20 years of service with SunTrust, including Head of Commercial & Business Banking, which included delivery of SunTrust's investment banking and capital markets capabilities, President and Chief Executive Officer of the Atlanta Division of SunTrust, Co-Head of Private Wealth Management, and Head of Syndicated Finance Originations. Ms. Dukes also currently serves as a director of Haverty Furniture Companies, Inc. (nominating, compensation and governance committee (Chair)). Ms. Dukes also served as the past Board Chair for Junior Achievement of Georgia and currently serves on the Board of Trustees of Children's Healthcare of Atlanta and Emory University. She earned a B.S. degree in mathematics from Vanderbilt University and a Master of Business Administration from the Goizueta Business School at Emory University.



Jeffrey H. Kupor
Senior Managing Director
and General Counsel

Jeffrey H. Kupor   **Age:** 55   **Tenure:** 22 years

Jeffrey Kupor has served as Senior Managing Director and General Counsel since January 2023. Mr. Kupor joined Invesco in 2002 and has held a number of legal roles, including most recently as Head of Legal, Americas from 2018 to 2022, which role he was responsible for legal support for Invesco's Americas business. Prior to joining the firm, he practiced law at Fulbright & Jaworski LLP (now known as Norton Rose Fulbright), specializing in complex commercial and securities litigation. He also served as the general counsel of a publicly traded communication services company. Mr. Kupor currently serves on the Board of ICI Mutual Insurance Company, the U.S. investment management industry captive insurer, and the Boards of Trustees of the closed-end fund, open-end fund and interval fund investment companies in the Invesco funds complex. He earned a B.S. degree in economics from the Wharton School at the University of Pennsylvania and a J.D. from the Boalt Hall School of Law (now known as Berkeley Law) at the University of California at Berkeley.



Andrew T.S. Lo
Senior Managing Director
and Head of Asia Pacific

Andrew T.S. Lo   **Age:** 62   **Tenure:** 30 years

Andrew T. S. Lo has served as Senior Managing Director and Head of Asia Pacific since 2001 and is responsible for Invesco businesses in the Asia Pacific region, which includes Greater China, Japan, Australia and India. He joined our company as Managing Director for Invesco Asia in 1994. Mr. Lo began his career as a credit analyst at Chase Manhattan Bank in 1984. He became Vice President of the investment management group at Citicorp in 1988 and was managing director of Capital House Asia from 1990 to 1994. Mr. Lo was Chair of the Hong Kong Investment Funds Association from 1996 to 1997 and a member of the Council to the Stock Exchange of Hong Kong and the Advisory Committee to the Securities and Futures Commission in Hong Kong from 1997 to 2001. He earned a B.S. and an M.B.A. from Babson College in Wellesley, Massachusetts.



Douglas J. Sharp
Senior Managing Director
and Head of the Americas and
EMEA

Douglas J. Sharp   **Age:** 49   **Tenure:** 16 years

Douglas Sharp has served as Senior Managing Director and Head of the Americas and EMEA since June 2023. Previously, he served as Senior Managing Director and head of EMEA from 2019 to June 2023. Mr. Sharp has 16 years' experience in the asset management industry. He joined Invesco in 2008 and has served in multiple leadership roles across the company, including his previous role as the Head of EMEA Retail. He joined Invesco from the strategy consulting firm McKinsey & Company, where he served clients in the financial services, energy and logistics sectors. Mr. Sharp earned an M.B.A. from the Tuck School of Business at Dartmouth College, a master's degree in accounting from Georgia State University and a B.A. in economics from McGill University.



Alan L. Smith
Senior Managing Director
and Chief Human Resources Officer

Alan L. Smith   **Age:** 56   **Tenure:** <1 year

Alan Smith has served as Senior Managing Director and Chief Human Resources Officer since March 2024. Prior to joining Invesco, Mr. Smith served as the Chief Human Resources Officer for Corebridge Financial, a subsidiary of AIG, from 2020 to February 2024. In that role, he was responsible for planning, developing, and implementing people strategy and programs, including diversity, equity and inclusion, compensation, and incentive plans, recruiting and retention, performance management, professional development, and employee relations. Prior to joining AIG in 2020, Alan held HR leadership positions with Whittle Management, Inc., a global start-up company focused on transforming K-12 education, and TE Connectivity, a global electronics company. Earlier in his career, he worked with Pfizer, Inc., Aon Corporation, Bank of America, and John Hancock Life Insurance Company. He serves on the board of Cornerstone Family Programs and is a member of the Morris School District Board of Education. Mr. Smith earned an Executive M.B.A. from Columbia University and a B.A. in government from Wesleyan University.



Tony L. Wong
Senior Managing Director
and Co-Head of Investments

Tony L. Wong   **Age:** 50   **Tenure:** 28 years

Tony Wong has served as Senior Managing Director and Co-Head of Investments since February 2023. Previously, he served as the Head of Fixed Income Investments from 2019 to February 2023 where he was responsible for the investment process, performance strategic direction and enterprise oversight of Invesco Fixed Income's global organization. Mr. Wong joined Invesco in 1996 and has served in various increasingly senior investment roles within the fixed income organization. At a corporate level, he provides oversight and risk management support for various counterparty credit risk related activities. He is a member of our Enterprise Risk Management Committee, Liquidity Risk Management Committee and Co-head of the Global Investor Forum. Mr. Wong earned a B.A. degree in history and a B.B.A. from Southern Methodist University and an M.B.A. from the University of St. Thomas. Outside of Invesco, Mr. Wong is a Board Trustee of Children's Healthcare of Atlanta.

Retired Executive Officers



Martin L. Flanagan
Retired President
and CEO

Martin L. Flanagan   **Age:** 63   **Tenure:** 18 years

Martin Flanagan served as a director and President and Chief Executive Officer of Invesco from 2005 to June 2023. He is currently Chairman Emeritus of the company but ended his employment with the company at the end of 2023. Mr. Flanagan joined Invesco from Franklin Resources, Inc., where he was President and Co-Chief Executive Officer from 2004 to 2005. Previously, he held numerous positions of increasing responsibility at Franklin — Co-President, Chief Operating Officer, Chief Financial Officer and Senior Vice President – from 1993 to 2003. Mr. Flanagan is a CFA charterholder and a certified public accountant. He earned a B.A. and B.B.A. from Southern Methodist University (SMU).



Gregory G. McGreevey
Retired Senior Managing Director,
Investments

Gregory G. McGreevey   **Age:** 61   **Tenure:** 12 years

Greg McGreevey retired from the company in October 2023. He served as Senior Managing Director, Investments, from 2017 to February 2023. Previously, he was Chief Executive Officer of Invesco Fixed Income from 2011 to 2017. Prior to joining Invesco, Mr. McGreevey was President of Hartford Investment Management Co. and Executive Vice President and Chief Investment Officer of The Hartford Financial Services Group, Inc. from 2008 to 2011. He is a Chartered Financial Analyst and earned a B.B.A. from the University of Portland and an M.B.A. from Portland State University.

Advisory vote to approve compensation of our named executive officers

Advisory vote to approve compensation of our named executive officers

General

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd Frank Act") enables our shareholders to vote to approve, on an advisory (nonbinding) basis, the compensation of our named executive officers, as disclosed in this Proxy Statement, in accordance with the SEC's rules. This proposal, commonly known as a "say-on-pay" proposal, gives our shareholders the opportunity to express their views on our named executive officer compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement.

We are asking our shareholders to vote "FOR" the following resolution at the Annual General Meeting:

"RESOLVED, that the company's shareholders approve, on an advisory (nonbinding) basis, the compensation of the named executive officers, as disclosed in the company's Proxy Statement for the 2024 Annual General Meeting of Shareholders, pursuant to the Securities and Exchange Commission's compensation disclosure rules, including the Compensation Discussion and Analysis, the compensation tables and related narrative discussion."

We urge shareholders to review the information included in this Proxy Statement in **Executive compensation**. To the extent there is any significant vote against the named executive officer compensation as disclosed in this Proxy Statement, we will consider our shareholders' concerns and the compensation committee will evaluate whether any actions are necessary to address those concerns. Under the Board's current policy, shareholders are given an opportunity to cast an advisory vote on this topic annually.



FOR

Recommendation of the Board of Directors

The Board of Directors unanimously recommends a vote "FOR" the approval of the compensation of our named executive officers, as disclosed in this Proxy Statement, pursuant to the compensation disclosure rules of the SEC

Vote required

This proposal requires the affirmative vote of a majority of votes cast at the Annual General Meeting

Executive compensation

Compensation discussion and analysis

Invesco's executive compensation program is designed to align executive compensation with the long-term interests of our shareholders. We refer to certain non-GAAP measures throughout this section that are used in compensation decisions. Please refer to **Appendix A** for information regarding these measures.

This Compensation Discussion and Analysis ("CD&A") provides shareholders with information about our industry, our business, 2023 performance, our disciplined approach to compensation and 2023 compensation decisions for our Named Executive Officers ("NEOs") listed below.

Contents


Andrew R. Schlossberg
President and Chief Executive Officer ("CEO")


Stephanie C. Butcher
Senior Managing Director and Co-Head of Investments


L. Allison Dukes
Senior Managing Director and Chief Financial Officer ("CFO")


Andrew T.S. Lo
Senior Managing Director and Head of Asia Pacific


Douglas J. Sharp
Senior Managing Director and Head of the Americas and EMEA


Tony L. Wong
Senior Managing Director and Co-Head of Investments


Martin L. Flanagan
Retired President and Chief Executive Officer


Gregory G. McGreevey
Retired Senior Managing Director, Investments

Executive summary



Key executive leadership changes shaped our executive leadership team

Executive transitions and our transformation

2023 was a year of significant change for the company. Martin Flanagan retired as President and Chief Executive Officer, and Andrew Schlossberg was promoted into those roles. Additional changes were made to the executive leadership team with (i) Doug Sharp being appointed Head of the Americas and EMEA in connection with Mr. Schlossberg's promotion; (ii) Stephanie Butcher and Tony Wong being appointed Co-Head of Investments after Greg McGreevey, our former Head of Investments, retired; and (iii) Jeff Kupor being appointed General Counsel after Kevin Carome, our former General Counsel, retired. In March 2024, Alan Smith joined the company as Chief Human Resources Officer, and we were saddened when Mark Giuliano, our Chief Administrative Officer since 2018 and key contributor to the executive leadership team, passed away.

These key executive leadership changes shaped our newly constituted executive leadership team along with existing members Allison Dukes and Andrew Lo.

Industry update and company performance

When setting the 2023 company scorecard, the compensation committee and management set challenging targets grounded in the expectation that the industry would continue to face downward revenue and earnings pressures driven by secular trends. At the same time, it was imperative that management ensure that Invesco is positioned to meet clients' evolving needs while driving long-term profitable growth. While 2023 brought improvements in global capital markets, growth was uneven and undercut by geopolitical events. Long-term secular trends of investor preference for passive capabilities, largely at the expense of higher fee actively managed strategies, continued to put downward pressure on industry revenue. Investors also reacted to the impact of persistently high interest rates and inflation in most major economies and moved significant amounts of assets to the sidelines to await greater clarity. Despite these industry headwinds, Invesco's broad diversification across asset classes, distribution channels and geographies enabled the company to take advantage of growth opportunities and our diversified product lineup drove net long-term inflows, differentiating Invesco from many industry peers. Executive pay for 2023 is aligned with firm and market outcomes given this industry backdrop.

Financial performance highlights

$10.2B
NET LONG-TERM FLOWS

$1,214M
ADJUSTED OPERATING INCOME[1]

$1.51
ADJUSTED DILUTED EPS[1]

$4,311M
NET REVENUES[1]

28.2%
ADJUSTED OPERATING MARGIN[1]

2023 Financial performance

- Invesco's net flows performance continued to outperform most asset managers in 2023, with $10.2 billion in net long-term inflows, while many industry peers experienced net outflows. Sustained organic growth in key capability areas such as ETFs, fixed income, and private markets enabled this result. We ended the year with almost $1.6 trillion in assets under management, driven by market gains augmented by net long-term inflows.
- Net revenues[1] of $4,311 million were 7% lower than 2022, influenced by the anticipated continuation of an industry-wide client-driven mix shift toward passive products, a more temporary preference of many investors for risk-off strategies given the uncertain interest rate outlook, weak markets and demand for global and emerging markets equities. Our ability to capture flows in our passive capabilities mitigated the decrease in revenue relative to that experienced by many peers with less diversified capabilities.
- These revenue dynamics similarly pressured adjusted operating income, AOM, and adjusted diluted EPS.[1] Declines in each of these measures as compared to 2022 were partially mitigated through expense discipline, as management tightly managed discretionary expenses while continuing to invest in areas of future growth and foundational technology projects that will benefit future scale. See page 52 for details on these metrics.

Progress on corporate strategy

- Invesco delivered sustained organic growth across high demand capability areas such as ETFs, separately managed accounts, and fixed income. These results were well-diversified by distribution channel and across geographies.
- We further strengthened our balance sheet with our total debt being at its lowest level in ten years; cash flow generated in 2023 allowed us to fully retire $600 million in senior notes in January 2024 and supported the extension of our credit facility on favorable terms. Liquidity is strong with Cash and cash equivalents of $1.5 billion at the end of the year. After taking into account available Cash and cash equivalents, Net debt[2] was $20 million at the end of the year.
- Organizational simplification included a globally integrated fixed income platform, a highly focused multi-asset group, the unification of our fundamental active equity leadership team, the globalization of many aspects of our marketing and digital delivery, and the rationalization of 120 products.
- The Board and executive team delivered a seamless CEO and executive leadership transition.
- We added depth, experience, and further diversity to our Board.
- Invesco continued to foster an inclusive environment in which talented people thrive, including the establishment of six behavioral practices informed by a baseline organizational health survey.

Our CEO's compensation

Mr. Schlossberg is President and CEO. He develops, guides and oversees execution of Invesco's long-term strategic priorities to deliver value for clients and shareholders over the long-term.

Mr. Schlossberg is responsible for senior leadership development and succession planning, defining and reinforcing Invesco's strategy and engaging with key clients, industry leaders, regulators and policy makers. As part of this transformation and based on input from the committee's compensation consultant,

1. Represents or includes non-GAAP financial measures. See the information in **Appendix A** regarding non-GAAP financial measures.
2. Net debt equals Debt less Cash and cash equivalents.

CEO compensation highlights

TOTAL CEO ANNUAL INCENTIVE PAY IS
90%
OF TARGET

60%
OF CEO'S EQUITY IS PERFORMANCE-BASED

93%
OF CEO'S 2023 ANNUAL PAY IS VARIABLE

65%
OF CEO'S TOTAL ANNUAL INCENTIVE PAY IS DEFERRED

- Mr. Schlossberg's salary increased from $500,000 to $750,000, effective June 30, 2023, in connection with his appointment as President and CEO
- Mr. Schlossberg's incentive target for 2023 was adjusted to $10.38 million, which reflects a proration of his previous target and his new target upon serving as President and CEO
- Mr. Schlossberg's total annual incentive compensation for 2023 was $9.34 million
- In addition, Mr. Schlossberg and the newly constituted executive leadership team each received one-time transition equity awards during 2023

2023 Transition equity awards

The compensation committee engaged in a review of the company's continuity of leadership for the next several years and considered its importance to the company's growth plan. The committee determined that granting one-time transition equity awards to the newly constituted executive leadership team was in the best interests of the company and its shareholders as the company transitioned from 18 years of leadership by Mr. Flanagan. These one-time transition equity awards acknowledged the executive leadership team's crucial role in the continued success of the company and sought to ensure continuity in our executive leadership. These awards, which are not intended to be recurring, are not part of the 2023 annual compensation outlined below. See **2023 Transition equity awards - a closer look** on page 69 for more details regarding these awards.



We believe that our executive compensation program clearly links pay to company and executive performance

Our executive compensation program

Key features of our executive compensation program include:

 **Transparent company scorecard.** Our company scorecard discloses the target set for each measure as well as the end of year result for each measure. We continue to include category assessments and overall weighted assessment.

 **Performance-based equity awards.** The vesting matrix for our performance-based equity awards utilizes relative TSR and three- year average AOM. Vesting ranges from 0% to 150%; provided, however, if the company's three-year absolute TSR is negative, vesting will be capped at 100%. The committee believes that the linked vesting performance thresholds provide significant rigor to our incentive program, as payouts are not a range of outcomes but represent specific performance levels. See **Performance-based equity awards** below for additional details.

 **4-step process to determine executive pay.** We continue to use our 4-step process that aligns pay with performance. Our 4-step process relies on assessing company performance based on our company scorecard and individual executive performance. See page 64 for more information about our 4-step process.

 **CEO pay calculation graphic.** We continue to illustrate how CEO pay was determined. We believe the illustration clearly communicates how the committee determined CEO pay. It includes a step-by-step description that follows the quantitative assessment of company performance using the company scorecard and a qualitative assessment of CEO achievements.

 **CEO compensation cap.** CEO cash bonus is capped at the lesser of $10million or 30%of the CEO's incentive pay.

 **Performance-based equity awards.** 60%of equity awards are generally performance-based.[1]

 **Our peer groups.** In 2021, we implemented a new compensation peer group as well as a new peer group for our performance-based equity awards. These peer groups emphasize pure asset management firms with significant business overlap and similar scale. See page 70 for a discussion about our peer groups.

1. When mandated by local regulatory requirements, 50% of equity awards for executive officers are performance-based and 50% are time-based.

① Introduction

Invesco shareholder value framework

Invesco is committed to helping our clients meet their investment objectives and delivering long-term shareholder value. Our executive officers are able to directly influence business drivers of our financial and operating performance and, ultimately, company and share price valuation. Invesco's framework for long-term value creation is based primarily on:



Organic growth

Our focus on delivering the outcomes our clients seek enables us to grow our business by attracting and retaining new AUM, resulting in positive long-term organic growth.

Operating leverage

Our strong global operating platform allows us to operate effectively and efficiently and is an important driver of our operating leverage that benefits clients and shareholders. The creation of operating leverage allows us to meet current client demands, invest for future growth and create value for our shareholders.

Capital management

We strive to maintain our financial strength through disciplined capital management and return capital to shareholders on a consistent and predictable basis.

Earnings per share growth

Our focus on driving greater efficiency and effectiveness, combined with our work to build a global business with a comprehensive range of capabilities, puts Invesco in a strong position to meet client needs, run a disciplined business, continue to invest in and grow our business over the long term, and deliver long-term value to our clients, shareholders and other stakeholders.

Invesco's commitment to delivering shareholder value is aligned with the purpose-driven way in which we manage our business for all stakeholders. We operate with a consistent focus on four strategic themes:
• Deliver the excellence our clients expect
• Grow high demand investment offerings
• Create an environment where talented people thrive
• Act like owners for all stakeholders

Investing for the long-term is an important element of our strategy. Our investment capabilities are diversified in terms of investment objectives, styles, client types, and geographies. This diversification positions us to meet client needs through differing market cycles across the globe. We strive to give clients greater value for their money, which means strong investment performance, investor education, thought leadership, and value-added services that create an enhanced client experience.

Shareholder and proxy advisory outreach and feedback

The Annual General Meeting of Shareholders provides our shareholders with the opportunity to:
• evaluate our executive compensation philosophy, policies and practices;
• assess the alignment of executive compensation with Invesco's results; and
• cast an advisory vote regarding the company's executive compensation.

At the 2023 annual meeting of shareholders, the say-on-pay advisory vote received significant support, with approximately 95% of the votes in favor of our executive compensation policies, practices and determinations.

Invesco's Board understands the importance of executive compensation decisions and encourages open and constructive dialogue with our shareholders. Each year, Invesco reaches out to key shareholders and major proxy advisory firms to solicit insights on executive compensation and governance matters.

In 2023, we maintained our Fall shareholder outreach program and contacted or engaged with shareholders representing approximately 62% of our common stock — MassMutual, our largest shareholder, which holds approximately 18% of our common stock, and 28 other shareholders representing 44% of our outstanding shares of common stock.1 MassMutual was represented on our Board and our compensation committee in 2023 and provided feedback in those forums. Our Fall outreach campaign included invitations to a majority of our top shareholders and courtesy invitations to certain other shareholders and the major proxy advisory firms to discuss our executive compensation program and governance matters.

We held meetings with all shareholders who accepted our invitation – seven of our shareholders representing approximately 15% of our outstanding shares1, including certain shareholders who voted against our "say-on-pay" proposal in 2023. During each of the meetings, we asked specific questions about the design of our current executive compensation program, including the one-time transition equity awards, and gave our meeting attendees the opportunity to provide feedback and ask questions. Management provided feedback to the committee based on these meetings. No consistent or prevalent concerns regarding our annual executive compensation program were raised from our discussions.

The table below shows key topics or themes that were raised during our 2020 - 2023 outreach and actions taken in response. The committee, in conjunction with its independent consultant and management, integrated aspects of the feedback into our compensation program. Based on these discussions and the results of our "say-on-pay" vote last year, the committee believes that our shareholders support our overall executive compensation program.

Highlights of 2020-2023 outreach feedback and actions

Topics and themes raised	Invesco's response
**Company scorecard** • We would like to see fewer measures and greater transparency into set targets and their achievement	• Over the years, we enhanced our company scorecard to Include target, end of year result and percent achieved for each measure. In 2021, we reduced the number of scorecard measures and updated the category weightings to increase the impact of financial factors • We continue to include category assessments and overall weighted assessment
Performance-based equity awards • We believe that more than 50% of equity awards should be performance-based	• Equity awards generally continue to be 60% performance-based[2] • We included a negative TSR vesting cap • We annually review and update, as needed, the vesting matrix for performance-based equity awards to align with the firm's operating plan and industry trends

1. Ownership percentages as of October 1,2023
2. When mandated by local regulatory requirements, 50% of equity awards for executive officers are performance-based and 50% are time-based.

Evolution of our executive compensation program

The below timeline demonstrates Invesco's continued responsiveness to shareholder feedback and the progression of our compensation program over the past several years.



2018
- 50% of all equity awards were performance-based with clawback provisions
- Capped CEO cash bonus at $10 million

2019
- Established incentive targets for executive officers; payouts may range from 0% to 130%
- Introduced company scorecard and detailed 4-step compensation process
- Added a second performance measure(TSR) and increased performance rigor

2020
- Capped CEO cash bonus at lesser of $10 million or 30% of CEO's incentive pay
- 60% of equity awards were performance-based with clawback provisions[1]
- Updated compensation and performance award peer groups
- Updated vesting matrix for performance-based equity awards to better align with company's operating plan

2021
- Enhanced company scorecard to show for each measure target, outcome and % achieved. In addition, Increased weighting on financial measures
- Added an illustration of CEO pay calculation
- Updated vesting matrix for performance-based equity to further increase vesting rigor

2022
- Updated vesting model for performance-based equity to better align with our operating plan and industry trends

2023
- Capped cash bonus for NEOs (other than CEO) at 50% of total pay

1. When mandated by local regulatory requirements, 50% of equity awards for executive officers are performance-based and 50% are time-based.

2 Our compensation framework

We achieve alignment of
performance and pay by
measuring company performance
and individual achievements

How we align performance and pay

Executive pay outcomes are aligned to both our company performance and individual achievements. At the beginning of the year, the committee approves the CEO objectives, the company scorecard and its weightings that measure the following key drivers of shareholder value creation:



■ our financial performance	**66.7%**
■ sustaining a high performing organization, since our people are the source of everything we do	**33.3%**

Following completion of the year, the committee assesses company performance based on the company scorecard and individual achievements to determine each NEO's annual and long-term incentives.

The committee uses structured
judgment as we believe that a
wholly formulaic program could
have unintended consequences

How the committee uses its structured judgment in making annual incentive compensation decisions

The committee uses financial performance and organizational health in the company scorecard to evaluate firm performance. Our business is dynamic and requires us to respond rapidly to changes in market conditions and other factors outside of our control that impact our financial performance.

The committee believes that applying structured judgment and thoughtful consideration of an executive's qualitative performance is a critical feature of our executive compensation program.

The committee believes that a rigid, formulaic program based strictly on quantitative metrics could have unintended consequences such as encouraging undue focus on achieving specific short-term results, at the expense of long-term success. In addition, solely formulaic compensation would not permit adjustments based on factors beyond the control of our executive officers as well as relative performance in relation to shifting market conditions and less quantifiable factors such as recognition of strategic developments and individual achievements. Therefore, thoughtful consideration of these additional factors allows the committee to fully consider the overall performance of our executive officers over time and has been a key ingredient in ensuring our long-term financial results.

For all NEOs, at least **60%** of their total incentive award is delivered through deferred equity. All incentives are paid from a company-wide incentive pool

The committee's well-defined process for making annual Pay decisions

The pay determination process reinforces our shareholder value framework. The committee's 4-step process determines each NEO's total incentive outcome, which includes all variable pay (annual cash award + time-based equity award + performance-based equity award). Based on a quantitative and qualitative performance assessment, total incentive awards can range from 0% to 130% of each NEO's incentive target. Once the total incentive award is determined, the pay mix between cash and equity is more heavily weighted to equity awards. See page 55 for the overall pay mix for the NEOs.

See page 64 for a detailed description regarding these steps



Step 1
Approve the company scorecard and set individual incentive targets and goals

Step 2
Set company-wide incentive pool

Step 3
Assess company quantitative performance through company scorecard

Step 4
Assess qualitative individual performance and determine NEO pay

The table below shows NEO incentive targets for 2023.

2023 NEO incentive targets

Name	2023 Incentive target (in millions)[1]
Andrew R. Schlossberg[2]	$10.38
Stephanie C. Butcher	$4.25
L. Allison Dukes	$4.50
Andrew T.S. Lo	$5.25
Douglas J. Sharp	$5.25
Tony L. Wong	$4.25

1. Incentive compensation includes cash bonus + time-based equity + performance-based equity.
2. Mr. Schlossberg's incentive target reflects a proration of his previous target and his new target upon serving as President and CEO effective June 30, 2023.

Invesco 2023 performance[1]

Organic flow growth outperformed most industry peers in 2023 during a challenging environment for organic asset growth. We ended the year with approximately $1.6 trillion in assets under management – a 12.5% increase from prior year-end. Net revenues of $4,311 million were 7% lower than 2022, influenced by the anticipated continuation of an industry-wide client-driven mix shift toward passive products, a more cyclical preference of many investors for risk-off strategies given the uncertain interest rate outlook, weak markets and client demand for global and emerging markets equities. Our ability to capture flows in our passive capabilities mitigated the decrease in revenue relative to that experienced by many peers with less diversified capabilities. These revenue dynamics similarly pressured adjusted operating income, adjusted operating margin, and adjusted diluted EPS. Declines in each of these measures as compared to 2022 were partially mitigated through expense discipline, as management tightly managed discretionary expenses while continuing to invest in areas of future growth and foundational technology projects that will benefit future scale. Furthermore, the firm continued to build balance sheet strength. Net debt[2] was reduced to $20 million at year-end. Liquidity remains strong, supported by a $2 billion credit facility which was extended at favorable terms in 2023 and Cash and cash equivalents of approximately $1.5 billion. This provides needed flexibility to navigate the uncertain environment and continue to invest in areas of future growth, while building scale in our global business.

Below are performance highlights for 2023 compared to the prior year.



Net long-term flows ($B)

-$0.5
$10.2
FY'22
FY'23

Net revenues[1] ($M)

$4,645
$4,311
FY'22
FY'23

Adjusted operating margin[1]

34.8%
28.2%
FY'22
FY'23

Adjusted operating income[1] ($M)

$1,615
$1,214
FY'22
FY'23

Adjusted diluted EPS[1] ($)

$1.68
$1.51
FY'22
FY'23

1. Represents or includes non-GAAP financial measures. See the information in **Appendix A** regarding non-GAAP financial measures.
2. Net debt is equal to Debt less Cash and cash equivalents.

Company scorecard results for 2023 – aligning annual pay with results

The committee continues to support a company scorecard with two main categories of measurement – **Financial Performance** (66.7% weight of overall outcome, with each financial metric weighted equally) and **Organizational Health** (33.3% weight of overall outcome). The committee has established a range (minimum to maximum) of outcomes for each metric resulting in the potential outcome of the scorecard being between 0% to 130%.

For compensation purposes, the committee may adjust financial performance measures for unusual, infrequently occurring and nonrecurring items. The committee approved an adjustment to the 2023 financial performance results to exclude compensation costs related to executive retirements and organizational changes. Accordingly, Scorecard adjusted operating income, Scorecard adjusted operating margin and Scorecard adjusted diluted EPS values as shown in the company scorecard differ from those reflected in the Invesco 2023 performance section above. For a reconciliation and explanation of these non-GAAP measures, please see **Appendix A**.

Executive pay for 2023 is aligned with firm and market outcomes. For Financial Performance, the outcome was 95%. Outcomes for the individual Financial Performance measures ranged from 63% to 113%, with each financial metric weighted equally. For Organizational Health, the outcome was 93%. This produced an overall company outcome of 94%.

1 Financial Performance

Measure[1]	2023 Target	2023 Performance	2023 Outcome
Net long-term flows ($B)	$37.7	$10.2	63%
Net revenues ($MM)	$4,279	$4,311	103%
Scorecard adjusted operating income ($MM)[2]	$1,310	$1,312	100%
Scorecard adjusted operating margin[2]	30.6%	30.4%	97%
Scorecard adjusted diluted earnings per share (diluted EPS)[2]	$1.39	$1.68	113%
Financial outcome score (each financial metric is weighted equally)			**95%**



2 Organizational Health

Measures	Year-end results
Deliver sustainable investment quality • Increase share of actively managed assets in the top quartile of peer group over three-year performance period • 65% of actively managed assets in top half of peer group over 3- and 5-year periods	●
Talent development • Continue to strengthen and sustain a culture of diversity and inclusion • Attract, retain and develop high performing talent, ensuring effective succession planning throughout the organization • Attract, retain and develop junior talent	●
Execute enterprise-wide strategies and objectives • Ensure global investment offerings are aligned with the breadth of client demand • Manage company performance in a highly volatile market for long-term success • Executive key growth capabilities • Ensure successful implementation of enterprise-wide projects	●
Organizational health score	**93%**



66.7%
Scorecard outcome
1 Financial performance
95% x 66.7%
+
2 Organizational health
93% x 33.3%
33.3%
94%
Overall company performance score



1. Represents or includes non-GAAP financial measures. See the information in **Appendix A** regarding non-GAAP financial measures.
2. For purposes of calculating these metrics, the committee made adjustments to these financial measures to exclude compensation costs related to executive retirements and organizational changes as described in **Appendix A**.

CEO pay determination

Based on company performance, the table below shows how the committee calculated Mr. Schlossberg's pay for 2023. The committee's process for determining executive officer pay is applied to all incentive compensation (consisting of cash bonus + time-based equity + performance-based equity).

After evaluating compensation through the company scorecard, the Committee utilizes discretion as part of its normal, thoughtful process for determining CEO compensation outcomes. CEO compensation for 2023 reflects this holistic assessment of company performance, including the committee's acknowledgement that it set challenging targets grounded in the expectation that the industry would continue to face downward revenue and earnings pressures driven by secular trends, as well as the imperative that management continue to ensure that Invesco is positioned to meet clients' evolving needs, while driving long-term profitable growth. The committee's assessment is also grounded in the knowledge that the firm met or exceeded its goal for three out of the five Financial Performance measures and performed well on several key Organizational Health initiatives and business results as described in this Proxy Statement.



Step 1 – Quantitative assessment of company performance

2023 incentive target[1]	$10.38M
Quantitative score from company scorecard	94%



Step 2 – Qualitative assessment

Committee applied negative discretion based on a qualitative assessment of company results	$9.34M
Percent of incentive target	90%

1. Mr. Schlossberg's incentive target reflects a proration of his previous target and his new target upon serving as President and CEO effective June 30, 2023.

NEO pay determinations

The NEOs compensation is based on the overall outcome of the Financial Performance and Organizational Health found in the company scorecard, as well as success in their individual performance and achievement of goals.

The table below shows annual compensation decisions for each of the NEOs for 2023.

2023 NEO total compensation

Name	Base salary ($)[1]	Cash bonus ($)	Time-based equity ($)[2]	Performance-based equity ($)[2]	Total compensation ($)
Andrew R. Schlossberg	750,000	2,801,250	2,614,500	3,921,750	10,087,500
Stephanie C. Butcher	500,000	1,564,000	1,173,000	1,173,000	4,410,000
L. Allison Dukes	500,000	1,800,000	1,080,000	1,620,000	5,000,000
Andrew T.S. Lo	500,000	1,827,000	1,096,200	1,644,300	5,067,500
Douglas J. Sharp	500,000	1,827,000	1,370,250	1,370,250	5,067,500
Tony L. Wong	500,000	1,564,000	938,400	1,407,600	4,410,000

1. Represents base salary as of December 31, 2023.
2. For each executive other than Ms. Butcher and Mr. Sharp, 60% of the combined value of the equity awards to vest subject to performance criteria, with the remaining 40% to be subject to time-based vesting. With respect to Ms. Butcher and Mr. Sharp, 50% of the combined value of the equity awards to vest subject to performance criteria, with the remaining 50% to be granted as a UCITS deferred equity award subject to time-based vesting due to local regulatory requirements.

Caps

For the CEO, total annual compensation is capped at $25 million. The CEO cash bonus is capped at the lesser of $10 million or 30% of incentive pay.

For NEOs (other than the CEO), cash bonuses are capped at 50% of total pay.

Performance-based incentives

60% of annual equity awards for executive officers generally is performance-based.[1] Vesting of performance-based awards continues to be tied to AOM and relative TSR, each over a three-year period. See **Performance-based equity awards** on pages 67-68 for additional details.

NEO annual variable pay is at risk

Our compensation structure reflects our commitment to pay for performance. As noted below, 93% of our CEO pay is variable and approximately 90% of our other NEOs compensation is variable. Compensation mix percentages reflect compensation decisions by the committee for 2023.

Cash bonus and equity awards were earned in 2023 and paid/granted in 2024. In accordance with SEC requirements, the Summary Compensation Table on page 75 reports equity in the year granted, but cash in the year earned.

2023 CEO total annual compensation—$10.1M


93% of total compensation is variable
Base salary[2] $750,000
Annual cash bonus $2,801,250
Time-based equity award $2,614,500
Performance-based equity award $3,921,750
65% of total compensation is awarded in equity; 60% of which is performance-based

2023 NEO total annual compensation (excluding CEO)


89% to 90% of total compensation is variable
Base salary[2] $500,000
Annual cash bonus $1,564,000 - $1,827,000
Time-based equity award $938,400 - $1,370,250
Performance-based equity award $1,173,000 - $1,644,300
53% to 54% of total compensation is awarded in equity; 60% of which is performance-based[2]

1. When mandated by local regulatory requirements, 50% of equity awards for executive officers are performance-based and 50% are time-based.
2. Base salary as of December 31, 2023.

3 NEO annual pay outcomes and performance summaries

We link pay and performance

Below is a summary of 2023 NEO annual compensation and material accomplishments the committee considered when determining compensation.[1]



Andrew R. Schlossberg
President and CEO

2023 Compensation
(in 000s)

Base salary[2]	$750
Annual incentive award - Cash	$2,801
Annual time-based equity	$2,615
Annual performance-based equity	$3,922
Total annual incentive compensation	**$9,338**
2023 annual incentive target	$10,375
Total annual incentive compensation as a % of 2023 incentive target	90%
Total annual compensation	$10,088
One-time transition equity award	$6,000

Responsibilities
Mr. Schlossberg is President and CEO. He develops, guides and oversees execution of Invesco's long-term strategic priorities to deliver value for clients and shareholders over the long-term.

Mr. Schlossberg is responsible for senior leadership development and succession planning, defining and reinforcing Invesco's purpose and engaging with key clients, industry leaders, regulators and policy makers.

For 2023, the committee decided that Mr. Schlossberg's total incentive compensation should be $9.34 million, which is 90% of his 2023 incentive target of $10.38 million.



2023 Key achievements

- Under Mr. Schlossberg's leadership, the firm maintained the scale, performance and competitive strength in several high-demand capability areas in 2023, including ETFs and indexed solutions, fixed income, private markets and Asia Pacific, positioning the firm well to continue capturing flows as investor preferences shift. By aligning our global investment offerings with client demand, the firm achieved ending assets under management of nearly $1.6 trillion in 2023 (up 12.5% over the prior year) and recorded $10.2 billion in net long-term inflows.
- Net revenues in 2023 totaled $4.3 billion, adjusted operating income totaled $1.2 billion and adjusted diluted earnings per share ended the year at $1.51.[3] The firm also achieved $44 million of the expected $50 million of annualized run-rate expense savings we anticipate for 2024 by further enhancing the firm's effectiveness and efficiency.
- Invesco took several steps to enhance its long-term strategy and align the organization against it. Specifically, Mr. Schlossberg established a new executive leadership team which made meaningful progress in simplifying our operating model and improving out comes for clients, shareholders and employees. Including unifying multiple fixed income and multi-asset investment capabilities into single platforms; further connecting our ETF, model and separately managed accounts capabilities; and globalizing our product and marketing functions. We also continued to make progress on our implementation of the Alpha platform, which will help drive greater efficiency and effectiveness across our investments organization.
- Invesco took steps to further strengthen its balance sheet in 2023. At year-end, our cash balance was $1.5 billion, and our credit facility was unused. We have lowered our Net debt[4] significantly and expect to achieve our goal of zero Net debt excluding our preferred stock by the second half of 2024.
- The firm maintained robust investment performance in a dynamic market environment, which helped drive strong results for the business and shareholders. At the end of 2023, 64% of Invesco's actively managed assets were in the top half of peer group or beating benchmark over 3 years and 71% of actively managed assets were in the top half of peer group or beating benchmark over 5 years. During the same period, 42% of actively managed assets were in the top quartile over 3 years, up from 31% at the end of 2021.[5]

- During 2023, we continued to innovate for success, strengthening our ETF and indexed strategies offerings to clients, which helped build on our position as the world's fourth-largest ETF provider. We doubled the firm's ETFs, factors and index AUM in the past three years, which totaled $634 billion at the end of 2023. We also produced our 13th consecutive quarter of positive flow growth in separately managed accounts during the fourth quarter, as we continue to see strong demand for custom/tax-optimized solutions in the U.S. wealth management channel.

- Invesco maintained our overall leadership positions in Asia Pacific, the world's fastest-growing region. Invesco ranked #1 for Onshore China Business among global asset managers.[6] Although Chinese markets remained under pressure in 2023, net long-term inflows turned positive in the fourth quarter, driven by ETF sales and new product launches. We were well-positioned in Japan to benefit from the improving macroeconomic conditions and our global equity & income strategy was the #1 best-selling retail fund in Japan in 2023. Invesco's net long-term inflows in Japan totaled $8.9 billion during 2023, representing an organic growth rate of 16.3%.

- The firm enhanced its ability to motivate, retain and attract top talent by launching the 'Way We Work' to improve organizational health, evolve company culture and upgrade the technology supporting Human Resources – all of which further enhances the employee experience.

- We continued to drive efforts within the firm to create a more diverse and inclusive workplace, including: the further expansion of our business resource groups representing and supporting the needs of diverse communities; requiring all employees to participate in unconscious bias training; and working to further enhance supplier diversity.

1. Mr. Flanagan's and Mr. McGreevey's compensation for 2023 was determined based on each executive's retirement agreement, which are further described on pages 72-73.
2. Base salary as of December 31, 2023.
3. See the firm's most recent 10-K and earnings materials at www.invesco.com for full disclosures related to the operating income figures. See information in **Appendix A** regarding non-GAAP measures.
4. Net debt is equal to Debt less Cash and cash equivalents.
5. Invesco data as of 12/31/2023. Includes AUM of $856 billion (54% of total IVZ) for 3 year figures. For full disclosure regarding the firm's investment performance, see the firm's most recent 10-K and earnings materials at www.invesco.com.
6. All data is Invesco data as of December 31, 2023 except data related to Invesco's position as the top onshore foreign firm managing assets in China, which is per Z-Ben Advisors April 2023 China rankings.

CEO annual pay is aligned to financial performance

The below charts demonstrate that over the last five years the committee has ensured that the CEO's compensation has aligned closely with the financial outcomes of the firm. Compensation numbers reflect compensation for Mr. Flanagan for years 2019 - 2022 and for Mr. Schlossberg for 2023. Mr. Schlossberg's compensation represents his base salary as of December 31, 2023 and the actual incentive compensation he received in 2023, which represents 6 months service as CEO and 6 months service as Senior Managing Director and Head of the Americas.

5-year Invesco CEO pay versus financial performance

CEO compensation[1]
$ millions



Adjusted operating income[2]
$ millions



Adjusted operating margin[2]
%



Adjusted diluted EPS[2]
$



	2019[3]	2020	2021	2022	2023
■ CEO compensation ($mil)	12.3	11.1	16.8	11.0	10.1
■ Adjusted operating income[2] ($mil)	1,656	1,665	2,183	1,615	1,214
■ Adjusted operating margin[2] (%)	37.5	37.0	41.5	34.8	28.2
■ Adjusted diluted EPS[2] ($)	2.55	1.93	3.09	1.68	1.51

1. Compensation numbers reflect compensation for Mr. Flanagan for years 2019 - 2022 and for Mr. Schlossberg for 2023. For 2019-2020, consists of salary, annual cash bonus, annual stock deferral award and long-term equity award. For 2021 - 2023, consists of salary, annual cash bonus, time-based equity and performance-based equity. For 2019, 50% of the equity awards were performance-based. For 2020 - 2023, 60% of the equity awards were performance-based. See note on page 55 regarding differences from the Summary Compensation Table.
2. Represents or includes non-GAAP financial measures. See the information in **Appendix A** regarding non-GAAP financial measures.
3. Financial results for 2019 include approximately seven months of Oppenheimer Funds financial results compared to 2020 - 2023, which include 12 months of Oppenheimer Funds financial results.

Other NEO pay and performance



Stephanie C. Butcher
Senior Managing
Director and Co-Head of
Investments

2023 Compensation
(in 000s)

Base salary[1]	$500
Annual incentive award - Cash	$1,564
Annual time-based equity	$1,173
Annual performance-based equity	$1,173
Total annual incentive compensation	**$3,910**
2023 annual incentive target	$4,250
Total annual incentive compensation as a % of 2023 incentive target	92%
Total annual compensation	$4,410
One-time transition equity award	$2,000

Responsibilities
Ms. Butcher serves as Senior Managing
Director and Co-Head of Investments.

Ms. Butcher is responsible for leveraging our global investment platform, overseeing investment performance and quality across our six global investment teams as well as ensuring connectivity between the Investments organizations. She has specific responsibility for equities, multi-asset strategies, investments engagements and services, capital markets and investment risk.

Based on the quantitative outcome of Invesco's performance and a qualitative review of Ms. Butcher's individual performance, the committee determined that Ms. Butcher's total incentive compensation should be $3.91 million, which is 92% of her 2023 incentive target of $4.25 million.



2023 Key achievements
- Built on the success of the EMEA fundamental equities business with 71% of fund assets ranked in the top quartile and 84% ahead of benchmark on a three-year basis as of December 31, 2023.
- Consolidated the multi-asset strategies function, consolidating solutions, quantitative, fundamental and systematic capabilities to operate as a single global platform.
- Brought equity capabilities onto one platform across the U.S. and EMEA, creating a new Global Chief Operating Officer of fundamental equities to provide day-to-day oversight and facilitate more consistency and Information sharing across the company.
- Restructured investments engagements and services to ensure a client- and investor-centric focus and a clear distinction between engagement, proxy voting, and specific client ESG requirements.

1. Base salary as of December 31,2023.



L. Allison Dukes
Senior Managing
Director and Chief
Financial Officer

2023 Compensation
(in 000s)

Base salary	$500
Annual incentive award - Cash	$1,800
Annual time-based equity	$1,080
Annual performance-based equity	$1,620
Total annual incentive compensation	**$4,500**
2023 annual incentive target	$4,500
Total annual incentive compensation as a % of 2023 incentive target	100%
Total annual compensation	$5,000
One-time transition equity award	$2,000

Responsibilities
Ms. Dukes serves as Senior Managing Director and Chief Financial Officer.

Ms. Dukes is responsible for planning, implementing, managing and controlling all corporate financial- related activities of the firm, including strategic and financial planning, investor relations, corporate development, accounting, corporate tax, treasury and procurement as well as global public policy and corporate responsibility.

Based on the quantitative outcome of Invesco's performance and a qualitative review of Ms. Dukes' individual performance, the committee determined that Ms. Dukes' total incentive compensation should be $4.5 million, which is 100% of her 2023 incentive target of $4.5 million.

 **2023 Key achievements**
- Execution of ongoing expense management amidst a challenging revenue environment driven by continued shifts in client demand; delivered $44 million of identified net savings and reallocated expense base in support of continued simplification and realignment of the firm.
- Continued execution of balance sheet improvement providing the firm enhanced financial flexibility; ending The year with $20 million of Net debt[1] and positioned for retirement of $600 million in Debt in January 2024.
- Amended and upsized revolving credit facility to $2 billion delivering enhanced liquidity and balance sheet optionality; maintained favorable terms despite volatile market conditions.
- Led high engagement with shareholders, meeting with 50% of the active equity shareholder base and 100% of active covering sell-side analysts; returned over $500 million in capital to common shareholders.
- Executed enhanced strategic planning process with tighter linkage to the financial plan, including utilization of a long-term forecast model to evaluate the impact of future portfolio performance and scenarios for outperformance.
- Named new executive sponsor of Invesco's Women's Network.

1. Net debt is equal to Debt less Cash and cash equivalents.



Andrew T. S. Lo
Senior Managing
Director and Head of
Asia Pacific

2023 Compensation
(in 000s)

Base salary	$500
Annual incentive award - Cash	$1,827
Annual time-based equity	$1,096
Annual performance-based equity	$1,644
Total annual incentive compensation	**$4,567**
2023 annual incentive target	$5,250
Total annual incentive compensation as a % of 2023 incentive target	87%
Total annual compensation	$5,067
One-time transition equity award	$2,000

Responsibilities
Mr. Lo serves as Senior Managing Director and Head of Asia Pacific.

Mr. Lo is responsible for the firm's operation in the Asia Pacific region where he addresses the large and growing needs of our investors in the region. He works with clients to understand their issues and objectives and finding investment solutions for them.

Based on the quantitative outcome of Invesco's performance and a qualitative review of Mr. Lo's individual performance, the committee determined that Mr. Lo's total incentive compensation should be $4.57 million, which is 87% of his 2023 incentive target of $5.25 million.

 **2023 Key achievements**
- Led Asia Pacific region through challenging market conditions in 2023 and achieved $11 billion net flows and 5.3% organic growth. Total sourced AUM at year-end was $235 billion, up 5.3% year-over-year due to the Diversified book of business.
- Oversaw Invesco's China franchise which demonstrated strong resilience and sourced $94 billion AUM from Chinese clients. Despite market headwinds and weak sentiment, our China joint venture, Invesco Great Wall launched 22 funds, generating $3.8 billion new flows. Invesco retained its No.1 leadership position in onshore China business among global asset managers for the 5th consecutive year.[1]
- Our Japan business experienced strong growth momentum with the success of the retail channel. Japan delivered $8.9 billion net flows and net revenue increased 25.5% to $102.4 million in FY 2023. Strong demand for income products focusing on global equity made the Henley-managed Global Equity Income Fund the No. 1 top-selling retail fund in Japan[2] with net sales of $5.7 billion during the year.
- Oversaw efforts to maintain strong investment performance. Asia Pacific-managed AUM ended the year at $108 billion; 52%, 47% and 49% of assets out performed peer median (42%, 54% and 62% above benchmark) on 1-, 3- and 5-year basis. Invesco Great Wall's equity performance ended with 47%, 45% and 83% of AUM above peer median on 1-, 3- and 5-year basis. Invesco Great Wall's fixed income performed well with 80%,79% and 56% over the respective periods.

1. Z-ben Advisors 2019 to 2023.
2. Morningstar Direct



Douglas J. Sharp
Senior Managing
Director and Head the
Americas and EMEA

2023 Compensation
(in 000s)

Base salary	$500
Annual incentive award - Cash	$1,827
Annual time-based equity	$1,370
Annual performance-based equity	$1,370
Total annual incentive compensation	**$4,567**
2023 annual incentive target	$5,250
Total annual incentive compensation as a % of 2023 incentive target	87%
Total annual compensation	$5,067
One-time transition equity award	$2,000

Responsibilities
Mr. Sharp serves as Senior Managing
Director and Head of the Americas
and EMEA.

Mr. Sharp is responsible for distributions,
marketing, global ETFs capabilities in the
Americas and EMEA regions and the
firm's digital wealth businesses.

Based on the quantitative outcome of Invesco's performance and a qualitative review of Mr. Sharp's individual performance, the committee determined that Mr. Sharp's total incentive compensation should be $4.57 million, which is 87% of his 2023 incentive target of $5.25 million.



2023 Key achievements
- Brought together the Americas and EMEA regions during 2023, establishing a new leadership team and operating rhythm, and identifying synergies across the regional operations resulting in cost savings of approximately $20 million.
- Led efforts across the regions to deliver positive outcomes for clients, achieving gross active fund sales of $98.1 billion despite the challenging market environment.[1] Redemptions in active funds were partially offset by client interest in high demand capabilities, including ETFs, retail separately managed accounts, and the institutional channel. Achieved positive net asset flows in EMEA of $2.3 billion, the first positive net flow year since 2017.
- Established a global marketing function, bringing together the Americas and EMEA marketing organizations into a single team that will drive perception, brand, and sales leads across the firm.
- Led governance and risk control enhancements that resulted in $244 million reduction of required regulatory capital in the EMEA region.
- Oversaw review of the firm's digital distribution strategy, sharpening the areas of focus and aligning capital spending to areas of most significant client demand and competitive differentiation.

1. Gross active fund sales figure represents all vehicle types.



Tony L. Wong
Senior Managing Director
and Co-Head
of Investments

2023 Compensation
(in 000s)

Base salary[1]	$500
Annual incentive award - Cash	$1,564
Annual time-based equity	$938
Annual performance-based equity	$1,408
Total annual incentive compensation	**$3,910**
2023 annual incentive target	$4,250
Total annual incentive compensation as a % of 2023 incentive target	92%
Total annual compensation	$4,410
One-time transition equity award	$2,000

Responsibilities
Mr. Wong serves as Senior Managing Director and Co-Head of Investments.

Mr. Wong is responsible for leveraging our global investment platform, overseeing investment performance and quality across our six global investment teams as well as ensuring connectivity between the Investments organizations.

Based on the quantitative outcome of Invesco's performance and a qualitative review of Mr. Wong's individual performance, the committee determined that Mr. Wong's total incentive compensation should be $3.91 million, which is 92% of his 2023 incentive target of $4.25 million.

 **2023 Key achievements**
- Successfully completed integration of teams representing approximately $800 million in net revenues. Integration included all dimensions of the business including the implementation of anew fixed income leadership team; an enhanced investment process; and realignment of the macro research, credit research, and portfolio management teams.
- Sustained investment performance in Invesco fixed income with competitive peer and benchmark relative performance over1-, 3-, 5- and 10-year periods despite challenges of the macro-economic backdrop relative to the platform's investment biases. As of December 31, 2023, the percentage of Invesco fixed income AUM in the top half were 85% 1-year, 83% 3-year, 91% 5-year, and 98% 10-year.[2]
- Continued strong performance in municipals, Invesco fixed income Europe, macro strategies, and stable value
- With respect to Private Markets capabilities, generally, investment performance continues to be solid across real estate and private credit. Regarding private real estate, open-end strategies and separately managed accounts are broadly delivering against their stated objectives or benchmarks. In addition, five of seven current closed-end real estate offerings rank in the top two quartiles versus peers based on vintage dependencies. With respect to private credit, performance is in line with expectations led by the distressed debt/special situations capability where investment results are outperforming peers.
- In 2023, significant progress in developing a comprehensive strategy for accelerating growth of our Private Markets business.

1. Base salary as of December 31, 2023.
2. Invesco data as of December 31, 2023. These figure include Cash.

4   The committee's process for determining annual executive pay

We describe below a summary of the steps our committee takes in making its annual compensation decisions.

Step 1

Incentive awards range from 0% to 130% of target

Step 1– approving company scorecard and setting individual annual incentive targets and goals

In early 2023, the committee approved the company scorecard and established annual incentive targets (consisting of cash bonus + equity awards) for our CEO and our other executive officers. Actual incentive awards range from 0% to 130% of the target amount based on company and individual performance. The Board also approved the company's operating plan which is part of the annual goals for the company and the CEO.

In consultation with Johnson Associates, the committee's independent compensation consultant, the incentive targets are based on the executive's role. See page 51 for the 2023 incentive targets.

Step 2

Ensuring that our incentive pool and incentive awards are commercially viable

Step 2– setting our company-wide incentive pool

In early 2024, based on 2023 financial results and the company's performance toward achieving its strategic objectives, the committee set the company-wide incentive pool for 2023 at 48% of PCBOI as adjusted. [1] Absolute incentive pools were down year-over-year from 2022. However, as a percentage, the 2023 PCBOI pool was higher than our 5-year average PCBOI given the lower revenue profile but is within our range (described below). All incentive awards, including NEO awards, are paid out of this pool.

The committee uses a range of 34%-48% of PCBOI as adjusted in setting the company-wide incentive pool. The range includes the cash bonus, deferred and equity pools, as well as the amounts paid under sales commission plans (in which our NEOs do not participate). The range was determined based on historical data and practices of asset management and other similar financial services firms as analyzed by Johnson Associates and data obtained from the McLagan and Casey Quirk Performance Intelligence Study.

Linking the aggregate incentive compensation pool to a defined range of our PCBOI as adjusted ensures incentive compensation is commercially viable.



1. The committee may adjust financial performance measures for unusual, infrequently occurring and nonrecurring items. For purposes of setting the company-wide incentive pool, the committee made adjustments to this financial measure to exclude compensation costs related to executive retirements and organizational changes.

Step 3

The company scorecard is a quantitative assessment of company performance

Step 3 – using the company scorecard to assess company performance

During the fourth quarter of 2023 and early in 2024, the committee conducted its final quantitative assessment of company performance for 2023 using the company scorecard. The scorecard is based on results achieved and related weightings in the following categories: Financial Performance 66.7% and Organizational Health 33.3%. The outcomes for our 2023 company scorecard have an overall company score of 94%. See page 53 for more information about our company scorecard results. The committee believes that each of the company performance measures supports the key indicators of company success.

Step 4

The committee applies its qualitative assessment of executive achievements

Step 4 – qualitative assessment of individual performance and determining individual compensation

Aligning pay with performance

During the fourth quarter of 2023 and early in 2024, following the committee's approval of the company-wide annual incentive pool, the committee assessed each executive's performance within the context of:

- company performance as detailed on the company scorecard;
- each executive's performance against the executive's goals; and
- each executive's incentive target range.

After the quantitative assessment of company performance, the committee applied its qualitative assessment of each executive officer in setting final annual compensation in order to ensure that outcomes are aligned with company and individual performance and with shareholder interests.

Once the committee determined each executive's total compensation, the committee determined the appropriate mix between cash and equity awards. For all NEOs, at least 60% of their total incentive is delivered in deferred equity of which 60% is a performance-based equity award.[1]

---

1. When mandated by local regulatory requirements, 50% of equity awards for executive officers are performance- based and 50% are time-based.

Our compensation components

Compensation components

We utilize the following key compensation components in our executive compensation program to achieve our objectives. The key components demonstrate our focus on annual and long-term incentive compensation that is closely aligned with company performance.

As noted below, incentive compensation is comprised of an annual cash bonus + time-based equity award + performance-based equity award. All annual incentive compensation is paid out of a company-wide incentive pool based on PCBOI. Individual executive awards are based on individual incentive targets, company scorecard results and individual performance.

	Component	Purpose	Description
FIXED	**Base salary** Cash	Provides fixed pay for the performance of day-to-day job duties	Based on knowledge, skills, experience and scope of responsibility
		Sole source of fixed cash compensation	Small portion of total annual compensation
			Generally, remains static unless there is a promotion or adjustment needed due to industry trends
AT-RISK	**Annual incentive award** Cash bonus	Recognizes current year achievement of goals and objectives	Reflects assessment of company and individual performance
		Aligns with company, business unit and individual performance	When mandated by local regulatory requirements, we grant awards denominated in our product fund offerings in lieu of cash bonus. Such awards are settled in cash following a mandatory six-month deferral period
	Performance-based equity award	Aligns executive with client and shareholder interests	Reflects assessment of company and individual performance
		Encourages retention by vesting based on time and performance measures	60% of equity awards for executive officers is performance-based.[1] Vesting contingent on adjusted operating margin and relative TSR
			Our performance-based equity awards have a three-year performance period and three-year cliff-vesting
	Time-based equity award	Recognizes potential for future contributions to the company's long-term strategic objectives	Reflects assessment of company and individual performance
			40% of equity awards for executive officers is time-based[1]
		Aligns executive with client and shareholder interests and encourages retention by vesting over time	Our time-based equity awards vest over four years in equal annual increments
BENEFITS	**Retirement, health and welfare benefits**	Provides market-competitive retirement and health and welfare benefits	Benefits are designed with broader employee population in mind and are not specifically structured for executive officers

1. When mandated by local regulatory requirements, 50% of equity awards for executive officers are performance-based and 50% are time-based.

 # Our compensation philosophy and objectives

Compensation philosophy

Invesco's compensation program is designed to support our multi-year strategic objectives and the behaviors and discipline that generate strong performance for our clients and shareholders by:
- aligning the interests of our senior-level employees and NEOs with clients and shareholders through long-term equity awards and accumulation of meaningful share ownership;
- balancing pay-for-performance with economic outcomes;
- reinforcing our commercial viability by closely linking rewards to Invesco, business unit and individual results and performance;
- attracting, recognizing and retaining talent by ensuring a meaningful mix of cash and deferred compensation; and
- discouraging excessive risk-taking that would have a material adverse impact on our clients, shareholders or the company.

Emphasis on deferrals
The committee has designed our executive compensation program so that a significant portion of an executive's compensation is in the form of deferred incentives. The committee believes this appropriately aligns the interests of our executives with those of our shareholders as it focuses on long-term shareholder value creation.

60% - 70% of annual incentive compensation of our CEO and other NEOs is deferred. The committee has no pre-established policy or target on the compensation mix between pay elements.

Performance-based equity awards

60% of equity awards generally is performance-based.[1] Vesting is tied to the following two performance measures — **AOM** and **relative TSR** over a three-year period.

The committee believes tying vesting to both AOM and relative TSR over a multi-year period aligns with shareholder interests and the following goals with respect to performance-based awards:

Relative TSR
- tracks value created for shareholders as a quantitative measure
- aligns with shareholder interests

AOM
- focuses discipline on corporate investments, initiatives and capital allocation
- is consistent with the way the business is managed
- is an important measure of overall strength of an asset manager
- aligns with Invesco's shareholder value framework
- is a primary measure of focus of industry analysts
- is improved through effective management over the long-term
- more effectively avoids conflicts of interest with clients

Performance award vesting matrix
The number of shares that vest will equal the target award amount multiplied by the vesting percentage associated with the average AOM and relative TSR ranking on the chart below. Vesting may range from 0% to 150%. We believe that the linked vesting performance thresholds provides significant rigor to our incentive program, as payouts are not a range of outcomes but represent specific performance levels.

---

1. When mandated by local regulatory requirements, 50% of equity awards for executive officers are performance-based and 50% are time-based.

In early 2024, the committee, in consultation with Johnson Associates, approved the vesting matrix for performance-based equity awards granted in February 2024 in connection with 2023 pay. As shown below, the vesting matrix continues to use three-year average AOM and relative TSR as measures for the performance-based equity awards.

The committee continues to review performance-based equity awards (including performance measures, vesting measures and methodologies) based on industry trends, peer practices and feedback from shareholders and major proxy advisory firms. The committee believes that the vesting matrix aligns with our operating plan and ensures an appropriate level of vesting rigor.

The below vesting matrix is for performance-based equity awards granted in February 2024 in connection with 2023 pay.

Performance share vesting: 2024 to 2026 performance period

three-year average AOM	Relative TSR				
	Lowest	40% tile	55% tile	75% tile	Highest
≥ 34%	100%	116%	133%	142%	150%
33%	83%	103%	122%	133%	142%
31%	67%	90%	111%	123%	133%
29%	50%	75%	100%	113%	125%
27%	33%	58%	83%	100%	117%
25%	17%	42%	68%	88%	108%
≤24%	0%	25%	50%	75%	100%

Vesting percentages between the data points to be determined by straight line interpolation.

If Invesco's relative TSR is the lowest percentile and three-year average AOM is 24% or less, then our CEO and each of our other executives will not be entitled to a distribution of any shares or accrued dividends. In addition, if the company's three-year absolute TSR is negative, vesting will be capped at 100%.

The committee believes that the company's performance-base equity awards provide potential for both upside and downside based on actual results and demonstrate our pay-for-performance philosophy.

Below is a summary of the features of our performance-based equity awards:

Performance-based equity award features

Performance metrics	AOM and relative TSR
Performance period	Three years
Performance vesting range	0% - 150%; ratable straight-line interpolation used for average AOM and relative TSR results
Dividends	Deferred and paid only to the extent the award vests
Settlement	Common shares
Clawback	Subject to Clawback Policy

See page 70 for a list of peers that we use for our performance-based equity awards.

Payout of performance-based equity awards that vested in 2024

Vesting for the performance-based equity awards granted in February 2021 and vested in February 2024 was based on the average AOM and relative TSR over a three-year period. The committee considered adjustments to the three-year average AOM of 34.8% for the impacts of unusual, infrequently occurring and nonrecurring items and approved adjustments to exclude 2023 compensation costs related to executive retirements and organizational changes, resulting in a Scorecard adjusted three-year average AOM of 35.6%. (For a reconciliation and explanation of these non-GAAP measures, please see **Appendix A**.) Our relative TSR ranking was at the 44th percentile for the three-year period. As a result, the awards vested at 66% in February 2024. The remaining 34% of the awards were forfeited.

2023 Transition equity awards – a closer look

In 2023, the compensation committee engaged in a review of the company's continuity of leadership for the next several years and considered its importance to the company's growth plan. The committee determined that granting one-time transition equity awards to the executive leadership team was in the best interests of the company and its shareholders as the company transitions from 18 years of leadership by Mr. Flanagan. These one-time transition equity awards acknowledged the executive leadership team's crucial role in the continued success of the company and sought to ensure continuity in our executive leadership.

The committee structured the one-time transition equity awards as time-based rather than performance-based to allow our executive officers to focus on long-term outcomes rather than short-term focus on performance metrics. The committee believes that the company's annual performance-based equity awards align our executive officers with shareholder interests and drive overall performance.

Factors considered in designing the one-time transition equity awards
The committee determined to provide the transition awards as a supplement to our 2023 annual compensation program. The committee, in consultation with its compensation consultant, discussed the transition awards across multiple meetings and considered seeking to retain leadership over the time horizon for the next stage of the company's growth plan. **The transition awards were not part of 2023 annual compensation outlined on page 54 and will not be awarded on a recurring basis.**

Key terms of one-time transition equity awards
• Restricted equity awards with three-year cliff vesting. Due to local regulatory requirements, equity awards granted to Ms. Butcher and Mr. Sharp will vest ratably over a 4-year period.
• Dividends accrue while subject to restriction and are paid only to the extent the award vests.

For more information on the transition awards, see **Summary compensation table, Grants table and Outstanding awards table.**

Role of the compensation committee

The committee's responsibilities include:

• reviewing and making recommendations to the Board about the company's overall compensation philosophy;
• approving the company-wide incentive pool;
• evaluating the performance of, and setting the compensation for, the CEO; and
• overseeing management's annual process for evaluating the performance of, and approving the compensation for, each of the other executive officers.

Role of the independent compensation consultant

The committee has engaged Johnson Associates, an independent consulting firm, to advise it on non-executive director and executive compensation matters. Johnson Associates assists the committee throughout the year by:

• providing analysis and evaluation of our overall executive compensation program, including compensation paid to our non-executive directors and executive officers;
• attending certain meetings of the committee and periodically meeting with the committee without members of management present;
• providing the committee with market data and analysis that compares executive compensation paid by the company with that paid by other firms in the financial services industry, which we consider generally comparable to us; and
• providing commentary regarding market conditions, market impressions and compensation trends.

Under the terms of its engagement with the committee, Johnson Associates does not provide any other services to the company unless the committee has approved such services. No such other services were provided in 2023. The committee has considered various factors as required by NYSE rules as to whether the work of Johnson Associates with respect to director and executive compensation-related matters raised any conflict of interest. The committee has determined no conflict of interest was raised by the engagement of Johnson Associates.

Role of the executive officers

Our CEO meets with the non-executive directors throughout the year to discuss executive performance and compensation matters, including proposals on compensation for individual executive officers (other than himself). Our CEO and head of human resources work with the committee to implement our compensation philosophy. They also provide to the committee information regarding financial and investment performance of the company as well as our progress toward our long-term strategic objectives. Our CFO assists as needed in explaining specific aspects of the company's financial performance and recommending financial and investment company goals.

Market data

The committee, with assistance from Johnson Associates, reviews the composition of our peer group to ensure that the group continues to serve as an appropriate market reference for executive compensation purposes. In considering the composition of our peer group, the committee considers a broad set of comparators firms from several perspectives. The committee evaluates business model and scope, historical pay ranges, and competitors with whom we compete for talent.

Recent industry consolidation and a corresponding decline in the number of relevant peer firms, have created challenges in identifying a meaningful peer group. During the committee's peer group assessment in 2021, emphasis was given to a narrower, exclusively investment management focused peer group. The peer group emphasizes pure asset management firms supplemented by firms with significant business overlap and similar scale.

The company's peer group does not solely determine executive pay outcomes but is a reasonable reference point and one of multiple perspectives considered when determining executive (including NEO) pay.

Below is the compensation peer group that has been used since 2021 as well as the peer group for performance-based awards granted since February 2022. The peer group for performance-based equity awards is comprised of firms with publicly reported financial results.

Peer group

- AllianceBernstein[1]
- Bank of NY Mellon[1]
- BlackRock[1]
- Franklin Resources[1]
- Goldman Sachs (Asset Management)
- Janus Henderson[1]
- Lazard[1]
- Morgan Stanley (Investment Management)
- Northern Trust[1]
- State Street[1]
- T. Rowe Price[1]

[1] Vesting for performance-based equity awards is calculated based on average AOM and the TSR of the company and its designated peer group. The above firms comprise the designated peer group for purposes of determining relative TSR for performance-based equity awards.

7 Compensation policies and practices

Summary of executive compensation practices

Our executive compensation program reflects our commitment to responsible financial and risk management and is demonstrated by the following policies and practices:

WHAT WE DO

- ✓ Align pay with performance
- ✓ Link incentive compensation to the firm's performance
- ✓ Emphasize deferred compensation with long vesting periods in order to align executive officers with client and shareholder interests
- ✓ Robust performance measures
- ✓ Require 60% of equity awards for executive officers to be performance-based[1]
- ✓ Maintain a Clawback Policy for executive officers for incentive-based compensation
- ✓ Provide for forfeiture of equity awards upon termination for cause
- ✓ Annual say-on-pay voting
- ✓ Conduct a robust outreach program to provide shareholders and major proxy advisory firms with opportunities for feedback and insights on our executive compensation program
- ✓ Maintain significant stock ownership guidelines for our executive officers and non-executive directors
- ✓ Maintain a cap on cash bonuses for our executive officers and total compensation cap for our CEO
- ✓ Utilize "double triggers" for vesting of equity awards in the event of a change in control
- ✓ Retain an independent compensation consultant to assess our executive compensation program
- ✓ Assess and mitigate compensation risk

WHAT WE DON'T DO

- × No dividends or dividend equivalents on unvested performance-based awards
- × No tax gross ups
- × No short selling, hedging or pledging of company stock by insiders
- × No share recycling
- × No reloads on stock options or SARs
- × No supplemental retirement benefits or retirement arrangements
- × No supplemental severance benefit arrangements outside of standard benefits
- × No repricing of stock options without shareholder approval
- × No excessive perquisites

1. When mandated by local regulatory requirements, 50% of equity awards for executive officers are performance-based and 50% are time-based.

Stock ownership policy

Under our Executive Officer Stock Ownership Policy (i) the CEO is required to achieve and thereafter maintain an ownership level that is equal to ten times the value of his current base salary, and (ii) each executive other than the CEO is required to achieve and thereafter maintain an ownership level that is equal to five times the value of the current base salary of the executive. For purposes of the policy, we include shares held directly and indirectly and unvested time-based equity awards. We exclude unvested performance-based equity awards. We do not issue stock options or stock settled SARs as part of our compensation program. Executive officers are required to meet the new policy requirement within three years of the later of September 2023 or his or her first appointment as an executive officer. Until the ownership level is achieved, each executive officer is required to retain 100% of net vested shares. Beginning September 2023, once an executive officer achieves the ownership requirement, he or she is considered in compliance with the policy as long as the executive officer's holdings do not fall below that level regardless of the company's stock price. As of December 31, 2023, our CEO and each of our NEOs have exceeded the stock ownership requirements, and all of our other executive officers have exceeded the stock ownership requirements or it is anticipated that each will attain the stock ownership requirements within the time period prescribed by the policy.

Hedging policy

As part of our Insider Trading Policy, our hedging policy prohibits hedging or monetization transactions, such as zero-cost collars and forward sale contracts, involving our securities; however, limited exceptions are allowed. To date, no exceptions have been made. The hedging policy is in place for all of our directors, officers, employees and any of their respective (i) family members that reside in the same household as the individual, (ii) anyone else who lives in the household, (iii) family members outside of the household that the individual directs or influences control and (iv) any entities, including any corporations, partnerships or trusts that the individual influences or controls.

Clawback Policy

All incentive-based compensation (including cash bonus, time-based equity award, and performance-based equity award) that is awarded based wholly, or in part, upon attaining a financial measure received by our executive officers is subject to the company's Policy for Recoupment of Incentive Compensation (the "Clawback Policy"). The Clawback Policy provides for the forfeiture or "clawback" of incentive-based compensation to the extent practicable in the event that:

1. the company issues a restatement of financial results to correct a material error; **OR**
2. the company experiences a little "r" restatement where an error occurs that is immaterial to the prior period financial statements; however, correcting the error, or the lack of correcting the error, in the current period would materially misstate the current period financial statements;

   AND

   the amount of incentive compensation that would have been awarded to the executive officer had the financial results been properly reported would have been lower than the amount actually awarded.

Benefits

All NEOs are entitled to receive medical, life and disability insurance coverage and other corporate benefits available to most of the company's employees working in the same country. NEOs also are eligible to participate in the Employee Stock Purchase Plan on the same terms as the company's other employees. In addition, the NEOs may participate in the 401(k) plan or similar retirement savings plans in the NEO's home country.

Perquisites

The company provides limited perquisites to its NEOs to aid in their execution of company business. The committee believes the value of perquisites is reasonable in amount and consistent with its overall compensation plan.

Mr. Schlossberg has personal use of company-provided aircraft. The company leases an airplane for which it pays direct operating expenses, monthly lease payments and management fees. Compensation attributed to our NEOs for 2023 perquisites is included in the All Other Compensation Table for 2023 on page 76.

Tax reimbursements

Invesco did not provide tax reimbursements for any perquisites or other compensation paid to our NEOs.

Agreements

Martin L. Flanagan Retirement Agreement – As previously announced, Mr. Flanagan retired as President and CEO as of June 30, 2023 and ended his employment with the company on December 31, 2023. Mr. Flanagan entered into a retirement agreement with the company, under which he:

• received his base salary and his same level of employee benefits until his employment ended;
• received pro-rated cash incentive compensation of $6,980,000 for the period of January 1, 2023 through June 30, 2023 (which was paid in February 2024 in accordance with the company's annual incentive compensation payment cycle); and
• under the company's forfeiture appeal policy, received vesting of all of his unvested time-based equity awards as of January 2, 2024 and will receive vesting of all of his unvested performance-based equity awards at target as of July 15, 2024. (See **Forfeiture appeal policy** below.)

Mr. Flanagan became Chairman Emeritus of the company on June 30, 2023 and will continue to serve in that position until December 31, 2024.

The company and Mr. Flanagan entered into a consulting agreement for 2024 under which he is paid a monthly fee of $32,917 to provide advice and guidance to the CEO of the company.

Mr. Flanagan is subject to certain restrictive covenants, including non-disclosure, non-solicitation of employees and clients and non-competition.

Mr. Flanagan's employment agreement with the company terminated upon entering into his retirement agreement.

Gregory G. McGreevey Retirement Agreement – Also as previously announced, Mr. McGreevey retired from the company on October 1, 2023 and stepped down as Senior Managing Director, Investments in February 2023. Mr. McGreevey entered into a retirement agreement with the company, under which he:

• received his base salary and his same level of employee benefits until his retirement;
• received a cash bonus of $1,575,000 as incentive compensation in respect of the portion of 2023 he was actively employed (paid upon retirement); and
• under the company's forfeiture appeal policy, received vesting of all of his unvested time-based equity awards as of January 2, 2024 and will receive vesting of all of his unvested performance-based equity awards as of April 15, 2024.

Mr. McGreevey is subject to certain restrictive covenants, including non-disclosure, non-solicitation of employees and clients and non-competition.

Other NEOs — Our other NEOs are parties to employment arrangements that create salary continuation periods of six or twelve months in the event of involuntary termination of service other than for "cause" or unsatisfactory performance. See **Potential payments upon termination or change in control**.

Annual incentive award guidelines

Grants of annual incentive awards to our employees (including equity awards to our executive officers) are typically approved by the committee on the date of a scheduled meeting of the committee held in February of each year following the public release of financial results for the prior fiscal year. The grant date of annual equity awards is February 28.

Off-cycle incentive award guidelines

Pursuant to authority delegated by the committee and subject to any limitations that the committee may establish, the plan administrative committee may make off-cycle incentive award grants to persons other than executive officers or non-executive directors in connection with new hires, promotions, special recognition, or other special circumstances. The plan administrative committee is comprised of the CEO, CFO, Chief Human Resources Officer, and General Counsel. Off-cycle incentive awards generally are granted as of the 15th day of the month.

Severance plans

The company maintains severance plans that apply to all employees, including our executive officers. These plans vary depending on the region covered by the plan and determine pay based on years of service in the U.K. and Hong Kong and years of service, base salary and age in the U.S.

Forfeiture appeal policy

The company maintains a forfeiture appeal policy which provides employees with a means to appeal the forfeiture of an incentive award that would otherwise be forfeited upon termination of employment – for retirement or any other reason – and a framework of guidelines for considering appeals made under the policy. The policy provides a process whereby "good leaver" and financial factors are considered in determining whether to grant an appeal. In instances where an appeal is granted in part or in whole, the company will require that the employee agree to the following post-termination provisions: nondisclosure, non-recruitment, non-solicitation, non-disparagement, and noncompetition. The forfeiture appeal policy has been in place since 2011 and is administered by the compensation committee.

Potential payments upon termination or change in control

All participants in our global equity incentive plans who hold equity awards, including our NEOs, are eligible, under certain circumstances, for accelerated vesting in the event of a change in control of the company that is followed by involuntary termination of employment other than for "cause" or unsatisfactory performance or by voluntary termination for "good reason" or if such award is not assumed, converted or replaced in connection with the transaction.

Compensation risk assessment

Invesco's compensation programs are designed to reward success over the long-term, promote a longer-term view of risk and return in decision making and seek to protect against incentives for inappropriate risk taking. Examples of risk mitigation in our compensation program design include:

- Consideration of multiple performance metrics in establishing the company-wide annual incentive pool each year, so no one metric creates an undue reward that might encourage excessive risk taking.
- The vast majority of investment professional bonus plans have multi-year measurement periods and are weighted to longer-term performance, caps on earnings and discretionary components.
- Sales and commission plans generally contain multiple performance measures and discretionary elements.
- Executive officers receive a substantial portion of compensation in the form of equity awards that vest over multi-year periods.
   - Time-based equity awards vest ratably over a four-year period.
   - Performance-based equity awards for executive officers are subject to a three-year performance period and three-year cliff vesting.
- The achievement of financial performance for the performance-based equity awards is certified by the compensation committee.
- Incentive compensation for executive officers is subject to our Policy for Recoupment of Incentive Compensation.
- Executive officers are subject to our Executive Officer Stock Ownership Policy.

The company annually assesses the risks of our compensation policies and practices. The compensation committee receives the results of this assessment for review and consideration. In early 2024, this assessment determined that our policies and practices do not create risks that are reasonably likely to have a material adverse effect on the company. The compensation committee did not recommend any changes to the compensation program based on the risk assessment.

Compensation committee report

The compensation committee has reviewed and discussed with management the Compensation Discussion and Analysis included in this Proxy Statement. Based on this review and discussion, the compensation committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2023.

Respectfully submitted by the compensation committee:

William F. Glavin, Jr. (Chair)	Sir Nigel Sheinwald
Sarah E. Beshar	Paula C. Tolliver
Thomas M. Finke	G. Richard Wagoner, Jr.
Thomas P. Gibbons	Christopher C. Womack
Elizabeth S. Johnson	Phoebe A. Wood

Summary compensation table for 2023

The following table sets forth information about compensation earned by our named executive officers during 2021, 2022 and 2023 in accordance with SEC rules. The information presented below may be different from compensation information presented in this Proxy Statement under the caption **Executive compensation — Compensation discussion and analysis**, as such section describes compensation decisions made in respect of the indicated year, regardless of when such compensation was actually paid or granted. For an explanation of the principal differences between the presentation in the Compensation discussion and analysis and the table below, please see page 55.

Name and principal position	Year	Salary ($)[1]	Share awards ($)[2]	Non-equity incentive plan compensation ($)[3]	All other compensation ($)[4]	Total ($)
Andrew R. Schlossberg[5]	2023	625,000	8,323,081	2,801,250	115,600	11,864,931
President and Chief	2022	500,000	3,449,992	1,495,541	38,744	5,484,277
Executive Officer	2021	450,000	2,456,963	2,100,000	67,322	5,074,285
L. Allison Dukes	2023	500,000	3,811,265	1,800,000	22,824	6,134,089
Senior Managing Director,	2022	500,000	2,649,987	1,084,337	25,714	4,260,038
Chief Financial Officer	2021	500,000	1,799,990	1,500,000	24,630	3,824,620
Stephanie C. Butcher[6]	2023	459,268	2,720,849	1,564,000	12,935	4,757,052
Senior Managing Director,						
Co-Head of Investments						
Andrew T.S. Lo	2023	500,000	4,393,319	1,827,000	71,540	6,791,859
Senior Managing Director,	2022	500,000	3,499,991	1,518,750	68,543	5,587,284
Head of Asia Pacific	2021	461,513	2,941,908	2,100,000	68,683	5,572,104
Douglas J. Sharp[6]	2023	500,000	3,603,720	1,827,000	50,193	5,980,913
Senior Managing Director,						
Head of the Americas and EMEA						
Tony L. Wong[6]	2023	481,250	2,299,446	1,564,000	23,478	4,368,174
Senior Managing Director,						
Co-Head of Investments						
Retired executive officers						
Martin L. Flanagan[7]	2023	790,000	9,430,685	6,980,000	154,134	17,354,819
Chairman Emeritus and	2022	790,000	11,199,979	3,063,000	120,166	15,173,146
Retired President and	2021	790,000	7,216,998	4,800,000	90,754	12,897,752
Chief Executive Officer						
Gregory G. McGreevey[7]	2023	375,000	3,942,100	1,575,000	26,838	5,918,938
Retired Senior Managing	2022	500,000	4,249,975	2,015,603	32,946	6,798,524
Director, Investments	2021	450,000	3,149,966	2,800,000	44,807	6,444,773

1. For each of the named executive officers, includes salary that was eligible for deferral, at the election of the named executive officer, under our 401(k) plan or similar retirement savings plan in the named executive officer's country. For Ms. Butcher and Mr. Sharp, base salary was converted from U.S. dollars to Sterling using a fixed exchange rate of 1:0.8. For Mr. Lo, (i) for 2021, base salary was converted from Hong Kong dollars to U.S. dollars using an average annual exchange rate and (ii) for 2022 and 2023, base salary was converted from U.S. dollars to Hong Kong dollars using a fixed exchange rate of 1:7.8.
2. For share awards granted in 2023, includes:
    -   Annual time-based equity awards. Each of the named executive officers received an annual time-based equity award that vests in four equal annual installments on each anniversary of the date of grant. For each of the NEOs other than Messrs. Flanagan and McGreevey, the grant date fair value is based on the closing stock price on the date of grant. With respect to Messrs. Flanagan and McGreevey, see footnote 7.
    -   Annual performance-based equity awards. Messrs. Schlossberg, Lo, Sharp and Wong and Ms. Dukes each received an annual performance-based equity award that is subject to a three-year performance period (2023-2025) and vests on February 28, 2026. The grant date fair value of performance-based awards granted in 2023 reflect 90.9% probability of achieving the target. If the target level (100%) of performance had been assumed, the grant date fair value of the performance-based awards would have been (i) $1,474,169 for Mr. Schlossberg, (ii) $1,149,383 for Ms. Dukes, (iii) $1,518,742 for Mr. Lo, and (iv) $839,998 for Mr. Sharp. If the maximum level of performance had been assumed, the grant date fair value of the performance-based awards would have been: (i) $2,211,253 for Mr. Schlossberg; (ii) $1,724,075 for Ms. Dukes; (iii) $2,278,114 for Mr. Lo; and (iv) $1,259,988 for Mr. Sharp.
    -   Transition time-based equity awards. As previously described, transition awards were granted to the executive leadership team to ensure leadership continuity, enhance retention over the next three years and reinforce the execution of strategic growth following the retirement of our former CEO. With respect to Messrs. Schlossberg, Lo, Wong and Ms. Dukes, their transition time-based equity awards vest on the third anniversary of the date of grant. With respect to Ms. Butcher and Mr. Sharp who are each subject to local regulatory remuneration requirements, their time-based transition equity awards vest 25% each year on the anniversary of the date of grant. For each of the NEOs who received a transition time-based equity award, the grant date fair value is based on the closing stock price on the date of grant. Messrs. Flanagan and McGreevey did not receive a transition time-based award.

The amounts disclosed do not reflect the value realized by the named executive officers. For additional information, please see **Grants of plan-based share awards for 2023** below for information about the number of shares underlying each of the equity awards.

3. For NEOs other than Mr. McGreevey, reflects cash bonus award earned for the year and paid in February of the following year. With respect to the cash bonus for Mr. McGreevey in 2023, reflects cash bonus earned for the year and paid following his retirement in 2023.
4. The table below reflects the items that are included in the All Other Compensation column for 2023.
5. Mr. Schlossberg became President and Chief Executive Officer effective June 30, 2023.
6. Ms. Butcher, Mr. Sharp and Mr. Wong were not named executive officers until 2023. As a result, compensation data for 2021 and 2022 are not required to be reported.
7. Mr. Flanagan retired from the company on December 31, 2023. Under the terms of our forfeiture appeal policy and his retirement agreement with the company, his equity awards previously granted were modified so that they were no longer subject to risk of forfeiture as of February 7, 2023, although they remained subject to restrictions on transfer for a period of time. The incremental compensation resulting from this modification is reflected below and included in the "Stock Awards" column for 2023. See **Agreements – Martin L. Flanagan Agreement** for more information.

    Mr. McGreevey retired from the company on October 1, 2023. Under the terms of our forfeiture appeal policy and his retirement agreement with the company, his equity awards previously granted were modified so that they were no longer subject to risk of forfeiture as of February 7, 2023, although they remained subject to restrictions on transfer for a period of time. The incremental compensation resulting from this modification is reflected below and included in the "Stock Awards" column for 2023. See **Agreements – Gregory G. McGreevey Agreement** for more information.

    The following table sets forth information about the impact of these modifications.

Name	Number of shares previously granted subject to modification	Incremental compensation due to modification
Martin L. Flanagan	799,187	$ 2,283,718
Gregory G. McGreevey	322,865	$ 882,717

All other compensation table for 2023

Name	Insurance premiums ($)	Company contributions to retirement and 401(k) plans ($)[1]	Tax consultation ($)	Perquisites ($)[2]	Total all other compensation ($)
Andrew R. Schlossberg	3,444	19,800	41,867	50,489	115,600
L. Allison Dukes	3,024	19,800	—	—	22,824
Stephanie C. Butcher	2,746	10,189	—	—	12,935
Andrew T.S. Lo	8,759	57,899	4,882	—	71,540
Douglas J. Sharp	3,021	39,674	7,498	—	50,193
Tony L. Wong	3,678	19,800	—	—	23,478
Retired executive officers					
Martin L. Flanagan	12,720	19,800	—	121,614	154,134
Gregory G. McGreevey	7,038	19,800	—	—	26,838

1. Amounts of matching contributions paid by the company to our retirement savings plans are calculated on the same basis for all plan participants, including the named executive officers.
2. Perquisites include the following:

    With respect to Mr. Schlossberg, includes $49,664 for his personal use of the company-provided aircraft. With respect to Mr. Flanagan, includes $100,774 for his personal use of the company-provided aircraft. The company leases an airplane for which it pays direct operating expenses and monthly lease payments and management fees. We calculate the aggregate incremental cost to the company for personal use based on the average variable costs of operating the airplane. Variable costs include fuel, repairs, travel expenses for the flight crews and other miscellaneous expenses. This methodology excludes fixed costs that do not change based on usage, such as depreciation, maintenance, taxes and insurance. Mr. Schlossberg's total also includes certain amounts for company-logo apparel of de minimus value. Mr. Flanagan's total includes certain amounts for technology support, retirement-related gifts presented by the company and company-logo apparel of de minimus value.

Grants of plan-based share awards for 2023

The following table presents information concerning year-end equity awards and transition equity awards granted to each of the named executive officers in 2023.

Name	Grant date	Committee action date	Type of award[1]	Year-end Award or Transition Award [1]	Vesting [1]	Estimated future payout under equity incentive plan awards[2] Threshold (#)	Target (#)	Maximum (#)	All other share awards (#)	Closing market Price on date of grant ($/share)	Grant date fair Value of share awards ($)[3]
Andrew R. Schlossberg	2/28/23	2/16/23	Time	Year-end	4-year ratable	—	—	—	55,650	17.66	982,779
	2/28/23	2/16/23	Performance	Year-end	36-month cliff	—	83,475	125,213	—	17.66	1,340,314
	7/3/23	6/29/23	Time	Transition	36-month cliff	—	—	—	350,262	17.13	5,999,988
L. Allison Dukes	2/28/23	2/16/23	Time	Year-end	4-year ratable	—	—	—	43,389	17.66	766,250
	2/28/23	2/16/23	Performance	Year-end	36-month cliff	—	65,084	97,626	—	17.66	1,045,019
	7/3/23	6/29/23	Time	Transition	36-month cliff	—	—	—	116,754	17.13	1,999,996
Stephanie C. Butcher	2/7/23	2/7/23	Time	Transition	4-year ratable	—	—	—	101,988	19.61	1,999,985
	2/28/23	2/16/23	Time	Year-end	4-year ratable	—	—	—	40,819	17.66	720,864
Andrew T. S. Lo	2/28/23	2/16/23	Time	Year-end	4-year ratable	—	—	—	57,332	17.66	1,012,483
	2/28/23	2/16/23	Performance	Year-end	36-month cliff	—	85,999	128,999	—	17.66	1,380,840
	7/3/23	6/29/23	Time	Transition	36-month cliff	—	—	—	116,754	17.13	1,999,996
Douglas J. Sharp	2/28/23	2/16/23	Time	Year-end	4-year ratable	—	—	—	47,565	17.66	839,998
	2/28/23	2/16/23	Performance	Year-end	36-month cliff	—	47,565	71,347	—	17.66	763,726
	7/3/23	6/29/23	Time	Transition	4-year ratable	—	—	—	116,754	17.13	1,999,996
Tony L. Wong	2/7/23	2/7/23	Time	Transition	36-month cliff	—	—	—	101,988	19.61	1,999,985
	2/28/23	2/16/23	Time	Year-end	4-year ratable	—	—	—	16,957	17.66	299,461
Retired executive officers											
Martin L. Flanagan[4]	2/28/23	2/16/23	Time	Year-end	—	—	—	—	161,879	17.66	2,858,783
	2/28/23	2/16/23	Time	Year-end	—	—	—	—	242,819	17.66	4,288,184
	2/7/23	2/7/23	Modified awards						116,457	19.61	2,283,718
Gregory G. McGreevey[4]	2/28/23	2/16/23	Time	Year-end	—	—	—	—	69,295	17.66	1,223,750
	2/28/23	2/16/23	Time	Year-end	—	—	—	—	103,943	17.66	1,835,633
	2/7/23	2/7/23	Modified awards						45,014	19.61	882,717

1. 2023 Award types

All equity awards were granted under our 2016 Global Equity Incentive Plan. Equity awards are subject to transfer restrictions and generally are subject to forfeiture prior to

vesting upon a recipient's termination of employment. During the 24-month period following a change in control, all equity awards immediately vest upon the recipient's termination of employment (i) by the company without cause or unsatisfactory performance, or (ii) by the recipient for good reason.

Time-based annual equity awards. Time-based year-end equity awards vest 25% each year on the anniversary of the date of grant. All dividends and dividend equivalents are paid at the same rate as on our common shares. With respect to Ms. Butcher and Mr. Sharp who are each subject local regulatory remuneration requirements, dividends accrue and are paid at the time of distribution. With respect to the NEOs other than Ms. Butcher and Mr. Sharp, dividends are paid on a current basis.

Performance-based annual equity awards. Year-end performance-based equity awards are subject to a three-year performance period (2023-2025) and are scheduled to vest on February 28, 2026. Dividends are deferred and are paid at the same rate as on our common shares if and to the extent the award vests.

Time-based transition equity awards. With respect to Ms. Butcher and Mr. Sharp who are each subject local regulatory remuneration requirements, their time-based transition equity awards vest 25% each year on the anniversary of the date of grant. With respect to the NEOs other than Ms. Butcher and Mr. Sharp, their time-based transition equity awards vest on the third anniversary of the date of grant. Dividends on the time-based equity awards are deferred and paid at the time of distribution

2. Estimated future payouts under equity incentive plan awards. The share amounts shown under these columns represent potential threshold, target and maximum share payout amounts for achievement of performance levels for awards granted. With respect to the NEOs other than Messrs. Flanagan and McGreevey, the actual number of shares that vest is determined by AOM and relative TSR multipliers, ranging from 0% to 150% of target levels.
3. Grant date fair value. For time-based annual equity awards and time-based transition equity awards, the grant date fair value is based on the closing stock price on the date of grant. The grant date fair value of performance-based awards granted in 2023 reflect 90.9% probability of achieving the target. With respect to Messrs. Flanagan and McGreevey, see footnote 4 below.
4. Mr. Flanagan retired from the company on December 31, 2023. Under the terms of our forfeiture appeal policy and his retirement agreement with the company, his equity awards were no longer subject to risk of forfeiture as of February 7, 2023, although they remained subject to restrictions on transfer for a period of time. See **Agreements – Martin L. Flanagan Agreement** for more information.

Mr. McGreevey retired from the company on October 1, 2023. Under the terms of our forfeiture appeal policy and his retirement agreement with the company, his equity awards were no longer subject to risk of forfeiture as of February 7, 2023, although they remained subject to restrictions on transfer for a period of time. See **Agreements-Gregory G. McGreevey Agreement** for more information.

Outstanding share awards at year-end for 2023

The following table provides information as of December 31, 2023 about the outstanding equity awards held by our named executive officers.

Name	Footnote	Grant date	Number of shares or units that have not vested (#)	Market value of shares or units that have not vested ($)	Equity incentive plan awards that have not vested (#)	Market value of equity incentive plan awards that have not vested ($)
Andrew R. Schlossberg	1	02/28/20	23,698	422,772	—	—
	2	02/28/21	21,918	391,017		
	3	02/28/21	—	—	65,753	1,173,034
	4	02/28/22	48,552	866,168		
	3	02/28/22	—	—	97,693	1,742,843
	5	02/28/23	55,650	992,796	—	—
	3	02/28/23	—	—	83,475	1,489,194
	6	07/03/23	350,262	6,248,674	—	—
Total			**500,080**	**8,921,427**	**246,921**	**4,405,071**
L. Allison Dukes	1	05/15/20	55,970	998,505	—	—
	2	02/28/21	16,057	286,457	—	—
	3	02/28/21	—	—	48,171	859,371
	4	02/28/22	37,077	661,454	—	—
	3	02/28/22	—	—	75,329	1,343,869
	5	02/28/23	43,389	774,060	—	—
	3	02/28/23			65,084	1,161,099
	6	07/03/23	116,754	2,082,891	—	—
Total			**269,247**	**4,803,367**	**188,584**	**3,364,339**
Stephanie C. Butcher	1	02/28/20	8,866	158,169	—	—
	2	02/28/21	13,945	248,779	—	—
	4	02/28/22	28,333	505,461	—	—
	7	02/07/23	101,988	1,819,466	—	—
	5	02/28/23	40,819	728,211	—	—
Total			**193,951**	**3,460,086**	**—**	**—**
Andrew T.S. Lo	1	02/28/20	25,538	455,598	—	—
	2	02/28/21	26,244	468,193	—	—
	3	02/28/21	—	—	78,731	1,404,561
	4	02/28/22	49,435	881,920	—	—
	3	02/28/22	—	—	98,870	1,763,841
	5	02/28/23	57,332	1,022,803	—	—
	3	02/28/23	—	—	85,999	1,534,222
	6	07/03/23	116,754	2,082,891	—	—
Total			**275,303**	**4,911,405**	**263,600**	**4,702,624**
Douglas J. Sharp	1	02/28/20	15,104	269,455	—	—
	2	02/28/21	17,462	311,522	—	—
	3	02/28/21	—	—	34,924	623,044
	4	02/28/22	40,642	725,053	—	—
	3	02/28/22	—	—	54,189	966,732
	5	02/28/23	47,565	848,560	—	—
	3	02/28/23	—	—	47,565	848,560
	7	07/03/23	116,754	2,082,891	—	—
Total			**237,527**	**4,237,481**	**136,678**	**2,438,336**
Tony L. Wong	1	02/28/20	6,077	108,414	—	—
	2	02/28/21	5,575	99,458	—	—
	4	02/28/22	10,681	190,549	—	—
	6	02/07/23	101,988	1,819,466	—	—
	5	02/28/23	16,957	302,513	—	—
Total			**141,278**	**2,520,400**	**—**	**—**

Name	Footnote	Grant date	Number of shares or units that have not vested (#)	Market value of shares or units that have not vested ($)	Equity incentive plan awards that have not vested (#)	Market value of equity incentive plan awards that have not vested ($)
Retired executive officers						
Martin L. Flanagan	8	02/28/20	67,327	1,201,114	—	—
	8	02/28/21	64,380	1,148,539	—	—
	9	02/28/21	193,140	3,445,618	—	—
	8	02/28/22	158,898	2,834,740	—	—
	9	02/28/22	315,442	5,627,485	—	—
	8	02/28/23	161,879	2,887,921	—	—
	9	02/28/23	242,819	4,331,891	—	—
Total			**1,203,885**	**21,477,308**	**—**	**—**
Gregory G. McGreevey	8	02/28/20	30,382	542,015	—	—
	8	02/28/21	28,100	501,304	—	—
	10	02/28/21	84,299	1,503,894	—	—
	8	02/28/22	60,028	1,070,900	—	—
	10	02/28/22	120,056	2,141,799	—	—
	8	02/28/23	69,295	1,236,223	—	—
	10	02/28/23	103,943	1,854,343	—	—
Total			**496,103**	**8,850,478**	**—**	**—**

1. February 28, 2020 and May 15, 2020. Time-based awards vest in four equal installments. As of December 31, 2023, the unvested share award represents 25% of the original grant.
2. February 28, 2021. Time-based share award vests in four equal installments. As of December 31, 2023, the unvested share award represents 50% of the original grant.
3. Performance-based share award vests in one installment. As of December 31, 2023, the unvested share award represents 100% of the target award.
4. February 28, 2022. Time-based share award vests in four equal installments. As of December 31, 2023, the unvested share award represents 75% of the original grant.
5. February 28, 2023. Time-based share award vests in four equal installments. As of December 31, 2023, the unvested share award represents 100% of the original grant.
6. February 7, 2023 and July 3, 2023. Time-based transition share award vests in one installment. As of December 31, 2023, the unvested time-based transition share award represents 100% of the original grant.
7. February 7, 2023 and July 3, 2023. Time-based transition share award vests in four equal installments. As of December 31, 2023, the unvested share award represents 100% of the original grant.
8. Under the terms of our forfeiture appeal policy and a retirement agreement with the company, these awards vested as of January 2, 2024. See **Agreements - Martin L. Flanagan Retirement Agreement and Gregory G. McGreevey Retirement Agreement** for more information.
9. Under the terms of our forfeiture appeal policy and a retirement agreement between Mr. Flanagan and the company, this award will vest as of July 15, 2024. See **Agreements - Martin L. Flanagan Retirement Agreement** for more information.
10. Under the terms of our forfeiture appeal policy and a retirement agreement between Mr. McGreevey and the company, this award will vest as of April 15, 2024. See **Agreements - Gregory G. McGreevey Retirement Agreement** for more information.

Shares vested for 2023

The following table provides information about equity awards held by our named executive officers that vested in 2023.

	Share awards					
Name	**Grant date**	**Type of award**	**Vesting date**	**Number of shares acquired on vesting[1]**	**FMV Price**	**Value realized on vesting ($)**
Andrew R. Schlossberg	2/28/19	Time	8/31/23	14,124	15.92	224,854
	2/28/20	Time	8/31/23	23,698	15.92	377,272
	2/28/21	Time	2/28/23	10,959	17.66	193,536
	2/28/22	Time	2/28/23	16,184	17.66	285,809
	2/28/20	Performance	2/28/23	65,500	17.66	1,156,730
Total				**130,465**		**2,238,201**
L. Allison Dukes	5/15/20	Time	5/15/23	55,970	15.21	851,304
	2/28/21	Time	2/28/23	8,029	17.66	141,792
	2/28/22	Time	2/28/23	12,358	17.66	218,242
Total				**76,357**		**1,211,338**
Stephanie C. Butcher	2/28/19	Time	2/28/23	4,522	17.66	79,859
	2/28/20	Time	2/28/23	8,866	17.66	156,574
	2/28/21	Time	2/28/23	6,972	17.66	123,126
	2/28/22	Time	2/28/23	9,444	17.66	166,781
Total				**29,804**		**526,340**
Andrew T.S. Lo	2/28/19	Time	2/28/23	17,631	17.66	311,363
	2/28/20	Time	2/28/23	25,537	17.66	450,983
	2/28/21	Time	2/28/23	13,122	17.66	231,735
	2/28/22	Time	2/28/23	16,478	17.66	291,001
	2/28/20	Performance	2/28/23	70,585	17.66	1,246,531
Total				**143,353**		**2,531,613**
Douglas J. Sharp	2/28/19	Time	2/28/23	6,824	17.66	120,512
	2/28/20	Time	8/31/23	15,104	15.92	240,456
	2/28/21	Time	8/31/23	8,731	15.92	138,998
	2/28/22	Time	8/31/23	13,547	15.92	215,668
	2/28/20	Performance	2/28/23	41,747	17.66	737,252
Total				**85,953**		**1,452,886**
Tony L. Wong	2/28/19	Time	2/28/23	5,733	17.66	101,245
	2/28/20	Time	2/28/23	6,076	17.66	107,302
	2/28/21	Time	2/28/23	2,788	17.66	49,236
	2/28/22	Time	2/28/23	3,560	17.66	62,870
Total				**18,157**		**320,653**
Retired executive officers						
Martin L. Flanagan[2]	2/28/19	Time	2/28/23	44,638	17.66	788,307
	2/28/20	Time	2/28/23	67,326	17.66	1,188,977
	2/28/21	Time	2/28/23	32,190	17.66	568,475
	2/28/22	Time	2/28/23	52,966	17.66	935,380
	2/28/20	Performance	2/28/23	186,089	17.66	3,286,332
Total				**383,209**		**6,767,471**
Gregory G. McGreevey[2]	2/28/19	Time	2/28/23	17,761	17.66	313,659
	2/28/20	Time	2/28/23	30,382	17.66	536,546
	2/28/21	Time	2/28/23	14,050	17.66	248,123
	2/28/22	Time	2/28/23	20,009	17.66	353,359
	2/28/20	Performance	2/28/23	83,975	17.66	1,482,999
Total				**166,177**		**2,934,686**

1. Represents vesting at 100%for time-based equity awards and at 69.1% for performance-based equity awards that were granted in February 2020 and vested in February 2023. As a result, 30.9% of the performance-based equity awards were forfeited due to failure to achieve the performance objectives. 69.1% of accrued dividend equivalents on underlying earned performance-based equity awards were paid in cash as of the time of vesting.
2. Mr. Flanagan no longer served as President and CEO effective June 30, 2023. Mr. McGreevey no longer served as Senior Managing Director, Investments after February 7, 2023.

Potential payments upon termination or change in control for 2023

The following table summarizes the estimated payments to be made to each NEO under each agreement, plan or arrangement in effect as of December 31, 2023, which provides for payments at, following or in connection with a termination of employment or change in control.

The information in the table reflects an assumed termination of employment on December 31, 2023. Values shown with respect to equity awards are based on the per share closing price of our common shares on December 29, 2023 (which was $17.84) or, with respect to notional fund awards, are based on the closing price of the underlying fund(s) on December 29, 2023.

Messrs. Flanagan and McGreevey each retired from the company in 2023. See **Agreements - Martin L. Flanagan Retirement Agreement** and **Gregory G. McGreevey Retirement Agreement** for more information.

Name [1]	Involuntary termination other than for cause or unsatisfactory performance ($)[2]	Involuntary termination following a change in control ($)[3]	Death or disability ($)	Voluntary resignation / termination for cause or unsatisfactory performance ($)
Andrew R. Schlossberg				
Equity awards[4]	13,326,498	13,326,498	13,326,498	—
Notional fund awards	—	—	—	—
L. Allison Dukes				
Equity awards[4]	8,167,706	8,167,706	8,167,706	—
Notional fund awards	—	—	—	—
Stephanie C. Butcher				
Equity awards[4]	3,460,086	3,460,086	3,460,086	—
Notional fund awards	1,899,129	1,899,129	1,899,129	—
Andrew T.S. Lo				
Equity awards[4]	9,614,030	9,614,030	9,614,030	—
Notional fund awards	—	—	—	—
Douglas J. Sharp				
Equity awards[4]	6,675,817	6,675,817	6,675,817	—
Notional fund awards	—	—	—	—
Tony L. Wong				
Equity awards[4]	2,520,400	2,520,400	2,520,400	—
Notional fund awards	3,785,240	3,785,240	3,785,240	—

1. Each of the NEOs other than Messrs. Flanagan and McGreevey is a party to an agreement that provides for a termination notice period of either six or twelve months. Following a notice of termination, the employee would continue to receive salary and benefits compensation, and the vesting periods with respect to any outstanding incentive awards would continue to run, in the normal course until the date of termination. In accordance with SEC rules, the information presented in this table assumes a termination date of December 31, 2023, and that the applicable notice had been given prior to such date.

2. Assumes termination by the company other than for cause or unsatisfactory performance. Amounts are payable as of termination and are subject to the NEO's (i) release of claims against the company and (ii)) continued compliance with covenants restricting the named executive officer's solicitation of clients or employees for a period of six months following termination and an evergreen provision regarding nondisclosure of confidential information following termination. When mandated by local regulatory requirements, incentive award agreement provides for continued vesting.

    We do not provide excise tax "gross ups."

3. Payment is as of termination and made in the event that (i)) the incentive award was not assumed, converted or replaced in connection with a change in control, or (ii) during the 24-month period following a change in control, upon a termination of employment (a) by the company other than for cause or unsatisfactory performance, or (b) by the recipient for good reason. When mandated by local regulatory requirements, incentive award agreement provides for continued vesting.

    We do not provide excise tax "gross ups."

4. With respect to outstanding performance-based equity awards, value reflects target level of performance. When mandated by local regulatory requirements, the number of shares received following the end of the performance period is based on the company's actual performance over the duration of the performance period.

CEO pay ratio

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act and Regulation S-K of the Exchange Act, we are providing the following information about the relationship of the annual total compensation of Mr. Andrew R. Schlossberg, our Chief Executive Officer (our "CEO"), and our employees (other than our CEO):

For 2023, our last completed year:
*   the annual total compensation of our median employee (other than our CEO), was $111,480, and
*   the annual total compensation of our CEO for purposes of calculating the CEO pay ratio was $11,989,931.

As a result for 2023, the ratio of the annual total compensation of our CEO to the annual total compensation of our median employee (other than our CEO) was 108 to 1.

Methodology

Our CEO to median employee pay ratio is calculated in accordance with SEC requirements. As of June 30, 2023, we appointed a new CEO who was promoted into the role. As a result, as of October 1, 2023, we identified a new median employee by examining 2022 total compensation for all individuals, excluding our new CEO and our former CEO. We included all employees who were employed by us during all of 2022 (our prior fiscal year) and included base salary, cash bonus, commissions, overtime, performance fees and deferred incentive compensation. We did not make any assumptions, adjustments or estimates with respect to compensation, and we did not annualize the compensation for any employees. For 2023, for purposes of calculating the CEO pay ratio, Mr. Schlossberg had annual total compensation of $11,989,931, determined by annualizing the base salary that he received as CEO plus his other elements of 2023 compensation as reported in the Summary Compensation Table as the selected approach for a year in which there were multiple CEOs.

After identifying the new median employee, we calculated 2023 annual total compensation for such employee using the same methodology we use for our named executive officers as set forth in the 2023 Summary Compensation table in this proxy statement.

Pay versus performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and of Regulation S-K of the Exchange Act, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the company. For further information concerning the company's variable pay-for-performance philosophy and how the company aligns executive compensation with the company's performance, refer to **Executive Compensation – Compensation Discussion and Analysis.**

							Value of initial fixed $100 investment based on:			
Year (a)	**Summary compensation table total for first PEO ($)[1] (b1)**	**Summary compensation table total for second PEO ($) [1] (b2)**	**Compensation actually paid to first PEO ($) [2] (c1)**	**Compensation actually paid to second PEO ($) [2] (c2)**	**Average summary compensation table total for non-PEO NEOs ($)[3] (d)**	**Average compensation actually paid to non-PEO NEOs ($) [4] (e)**	**Total shareholder return ($)[5] (f)**	**Peer group total shareholder return ($)[6] [9] (g)**	**Net income/ (loss) ($M)[7] (h)**	**Company selected measure-adjusted operating margin(%)[8] (i)**
2023	17,354,819	11,864,931	18,005,113	11,533,698	5,658,504	5,387,543	118	135	(168.2)	30.4
2022	15,173,146	N/A	6,359,694	N/A	5,532,531	2,549,789	114	119	925.5	34.8
2021	12,897,752	N/A	21,171,173	N/A	5,228,946	8,067,761	140	155	1,969.4	41.5
2020	11,747,102	N/A	11,869,332	N/A	4,380,258	4,901,847	103	117	807.5	37.0

1. (b1) represents the amounts of total compensation reported for Mr. Flanagan, who retired as President and Chief Executive Officer effective June 30, 2023, for each corresponding year in the "Total" column of the Summary Compensation Table. Fiscal year 2023 includes compensation related to Mr. Flanagan's retirement agreement. See Summary Compensation Table for additional information.

(b2) represents the amounts of total compensation reported for Mr. Schlossberg, who succeeded Mr. Flanagan as President and Chief Executive Officer effective June 30, 2023, for the corresponding year in the "Total" column of the Summary Compensation Table. See Summary Compensation Table for additional information.

2. (c1) represents the amount of "compensation actually paid" to Mr. Flanagan, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Flanagan during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Flanagan's total compensation to determine the "compensation actually paid":

Year	Reported Summary Compensation Table Total for PEO ($)	Reduced by the Reported Value of Equity Awards ($) (aa)	Increased by Equity Award Adjustments ($) (bb)	Compensation Actually Paid to PEO ($)
2023	17,354,819	9,430,685	10,080,979	18,005,113

(aa) The grant date fair value of equity awards represents the total of the amounts reported in the "Share Awards" column in the Summary Compensation Table for the applicable year.

(bb) The equity award adjustments for the applicable year include the addition (or subtraction, as applicable) of:

Year	Year End Fair Value of Equity Awards Granted During the Year and Unvested ($) (i)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($) (ii)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($) (iii)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($) (iv)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($) (v)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation (vi)	Total Equity Award Adjustments ($)
2023	7,365,503	2,444,386	0	(91,849)	0	362,939	10,080,979

(i) the year-end fair value of equity awards granted in the applicable year that are outstanding and unvested as of the end of the year;

(ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of awards granted in prior years that are outstanding and unvested;

(iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date;

(iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value;

(v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and

(vi) the amount of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such awards or included in any other component of total compensation for the applicable year.

(c2) represents the amount of "compensation actually paid" to Mr. Schlossberg, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Schlossberg during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Schlossberg's total compensation for to determine the "compensation actually paid":

Year	Reported Summary Compensation Table Total for PEO ($)	Reduced by the Reported Value of Equity Awards ($) (aa)	Increased by Equity Award Adjustments ($) (cc)	Compensation Actually Paid to PEO ($)
2023	11,864,931	8,323,081	7,991,848	11,533,698

(cc) The equity award adjustments include the addition (or subtraction, as applicable) of:

Year	Year End Fair Value of Equity Awards Granted During the Year and Unvested ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments ($)
2023	8,480,128	(246,315)	0	(96,682)	(349,435)	204,152	7,991,848

3. (d) represents the average of the amounts reported for the Company's named executive officers (NEOs) as a group (excluding Mr. Flanagan for 2020- 2023 and Mr. Schlossberg for 2023) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs (excluding Mr. Flanagan) are:

Name and title	2023	2022	2021	2020
Stephanie Butcher, SMD and Co-Head of Investments	•			
L. Allison Dukes, Senior Managing Director and Chief Financial Officer	•	•	•	•
Andrew T.S. Lo, Senior Managing Director and Head of Asia Pacific	•	•	•	•
Gregory G. McGreevey[1], Senior Managing Director, Investments	•	•	•	•
Doug Sharp, SMD and Head of Americas and EMEA	•			

Name and title	2023	2022	2021	2020
Andrew R. Schlossberg[2], Senior Managing Director, Head of the Americas		•	•	•
Loren M. Starr[3], Retired Vice Chair, Former Senior Managing Director and Chief Financial Officer				•
Tony Wong, SMD and Co-Head of Investments	•			

1. Mr. McGreevey retired as Senior Managing Director - Investments from the company on February 8, 2023.
2. Mr. Schlossberg succeeded Mr. Flanagan as President and CEO and as a member of the Board of Directors effective June 30, 2023.
3. Mr. Starr transitioned from his role as Senior Managing Director and Chief Financial Officer to an executive advisory role of Vice Chair effective August 1, 2020. He served as Vice Chair until his retirement from the company on March 1, 2021.

4. (e) represents the average amount of "compensation actually paid" to the NEOs as a group (excluding Mr. Flanagan and Mr. Schlossberg), as computed in accordance with Item 402(v) of Regulation S-K. The amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding Mr. Flanagan and Mr. Schlossberg) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the NEOs as a group (excluding Mr. Flanagan and Mr. Schlossberg) to determine the compensation actually paid, using the same methodology described above in Note 2:

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs (dd)	Reduced by the Average Reported Value of Equity Awards	Increased by the Average Equity Award Adjustments (ee)	Average Compensation Actually Paid to Non-PEO NEOs
2023	5,658,504	3,461,783	3,190,822	5,387,543

(dd) Includes compensation related to Mr. McGreevey's Retirement Agreement.
(ee) The equity award adjustments include the addition (or subtraction, as applicable) of:

Year	Average Year End Fair Value of Equity Awards Granted During the Year and Unvested ($)	Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Average Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Average Equity Award Adjustments ($)
2023	3,266,998	3,858	0	(44,796)	(143,331)	108,093	3,190,822

5. (f) is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period.
6. (g) represents the weighted compensation peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated.
7. (h) represents the amount of Net income/(loss) reflected in the Company's audited financial statements for the applicable year.
8. (i) represents the Adjusted operating margin for 2020 -2022, which is equal to Adjusted operating revenues divided by Net revenues and Scorecard adjusted operating margin in 2023, which is equal to Scorecard adjusted operating income divided by Net revenues. These are non-GAAP financial measures. Refer to **Appendix A – Schedule of non-GAAP information** for further information regarding the calculation of this performance measure. The company uses numerous key performance indicators, both financial and non-financial, for the purpose of evaluating performance. For purposes of the Pay versus Performance table, the company determined the performance measure that is the most relevant is Scorecard adjusted operating margin.

Analysis of the information presented in the Pay versus Performance Table

As noted above, our executive compensation program is designed to align executive compensation with the long-term interests of our shareholders and includes several key financial performance measures, both financial and non-financial, that the committee believes are indicators of the overall health of the firm. In addition to these indicators, the individual performance of each executive is also taken into account. See **Executive Compensation – Compensation Discussion and Analysis** for additional information about the company's executive compensation philosophy.

In accordance with Item 402(v) of Regulation S-K, the Company is providing the following illustrations of the relationships between information presented in the Pay versus Performance table.

CAP vs Total Shareholder Return
(in 000s, except TSR)



CAP vs Net Income and Adjusted Operating Margin
(CAP in 000s; Net income in millions)



1. Includes compensation related to Mr. Flanagan's retirement agreement.
2. Scorecard adjusted operating margin used for 2023.

Financial performance measures

As described in greater detail in Executive Compensation – Compensation Discussion and Analysis, the Company's executive compensation program reflects a variable pay-for-performance philosophy. The metrics that the Company uses for both our short-term and long-term incentive awards are selected based on an objective of incentivizing our PEO and NEOs to increase the value of our enterprise for our shareholders over the long-term. The most important financial performance measures used by the Company to link executive compensation actually paid to the Company's PEO and NEOs, for the most recently completed fiscal year, to the Company's performance are as follows:

- Net long-term flows
- Net revenues
- Scorecard adjusted operating income
- Scorecard adjusted operating margin
- Scorecard adjusted diluted earnings per share

Approval of the amended and restated Invesco Ltd. 2016 global equity incentive plan

Approval of the amended and restated Invesco Ltd. 2016 global equity incentive plan

General



FOR

Recommendation of the Board of Directors

The board of directors unanimously recommends a vote "FOR" the approval of the Equity Plan

Vote required

This proposal requires the affirmative vote of a majority of votes cast at the Annual General Meeting

The Invesco Ltd. 2016 Global Equity Incentive Plan (the "2016 Plan") is the equity compensation plan for our employees and non-executive directors. The 2016 Plan was originally approved by our shareholders in 2016 and was later amended to replenish shares in 2019 and 2021. The complete text of the 2016 Plan as proposed to be amended and restated (the "Equity Plan") is attached as **Appendix B** to this Proxy Statement.

We are asking our shareholders to vote in favor of the Equity Plan. If this proposal is approved, the Equity Plan will make an additional 14.8 million shares of company common stock available for issuance.

Number of shares of common stock under the Equity Plan

If our shareholders approve the Equity Plan, the maximum number of shares available for issuance will be 21.2 million common shares.

Equity plan share summary table

Shares available for grant as of February 29, 2024	6.4
New shares available for grant if proposal is approved	14.8
Total shares available for grant if proposal is approved	21.2

Timing of proposal and factors regarding our equity usage

- **Equity is essential to talent acquisition and retention**. We use our equity plan for granting equity awards to our employees and non-executive directors. We believe that equity-based compensation is critical for attracting, retaining and aligning the interests of employees and non-executive directors. We believe that equity-based compensation aligns the interests of our employees and non-executive directors with those of our shareholders and creates long-term shareholder value.
- **Timing for future replenishment requests**. We believe that it is in the best interests of our shareholders to limit potential dilution from incentive share issuances by seeking shareholder approval for fewer shares on a more frequent basis as necessary in the future. We anticipate that the 14.8 million shares being requested under this proposal will allow us to make grants until our 2026 annual meeting, based on our historical rate of issuing equity awards, but may vary based on changes to the population of employees who receive awards, size of our board and stock price.

Why you should vote FOR approval of the Equity Plan

Under NYSE rules, listed companies such as Invesco are generally not permitted to grant shares of common stock as compensation except under a plan that is approved by shareholders. Equity awards are an important part of our pay-for-performance compensation program.

The Board recommends a vote "FOR" the approval of the Equity Plan because it will continue to allow the company to achieve important business objectives in ways that are consistent with our shareholders' interests. Material terms of the Equity Plan are described below. The complete text of the Equity Plan is attached as **Appendix B** to this Proxy Statement.

The Board and the compensation committee are mindful of their responsibility to our shareholders to exercise judgment in granting equity awards. Upon recommendation of the compensation committee, the Board approved the Equity Plan on February 28, 2024, subject to shareholder approval.

- **Equity compensation facilitates alignment of employee and shareholder interests**. Consistent with industry practice and accepted good governance standards, a significant portion of compensation for our executive officers is delivered in the form of company equity. Further, our compensation philosophy reflects our belief that equity compensation is a critical means of aligning the interests of employees with those of our shareholders. Since the inception of the 2016 Plan, the majority of employee time-based equity awards have been made in the form of restricted stock and restricted stock units that vest over a four-year period. Performance-based equity awards granted to our executive officers are subject to three-year cliff vesting. We believe that this is the best way to align the interests of our employees with the interests of our shareholders, giving our employees a significant incentive to appropriately increase shareholder value.

- **Equity compensation is an important tool to recruit and retain talent**. Our competitors in the industry routinely use equity awards to compensate employees, and we believe that employees place a high value on equity compensation. Our equity compensation awards are an important component of our compensation program and play a significant role in our ability to attract and retain talented employees and senior management. Approximately 34% of our employee population hold equity awards.

- **Use of "full-value" awards**. Our equity compensation program favors the use of "full-value" awards (as opposed to "appreciation" awards, such as stock options or stock appreciation rights). The use of "full-value" awards mitigates the potential dilutive effect of equity compensation, because the same value can be delivered in the form of a stock award using fewer shares than would be needed if delivered in the form of a stock option or a stock appreciation right.

  Although the Equity Plan provides for stock options and stock appreciation rights, Invesco has not granted employee stock options since 2005 and has never granted stock appreciation rights. Invesco does not intend to grant stock options or stock appreciation rights in the foreseeable future.

- **The Equity Plan has key features that serve shareholders' interests**. The Equity Plan includes best practices with respect to governance and administration of equity compensation programs described in more detail below in Key features of the Equity Plan.

Following our annual grant of equity awards in February 2024, approximately 6.4 million shares were available for grant under the 2016 Plan. If this proposal is not approved, the 2016 Plan will remain in effect although the remaining shares will not be sufficient to maintain our current approach to employees and non-executive directors compensation. We believe that this change would adversely affect shareholders and shareholder value and negatively impact the alignment between employee, non-executive directors and shareholder interests. Without an equity plan under which Invesco can issue additional shares, we would need to reduce significantly, or eliminate entirely, compensation that is paid in a form other than cash. In addition, if our shareholders do not approve the Equity Plan, we believe such action will impair our ability to compete for and retain our employees.

Key features of the Equity Plan

The Equity Plan includes a number of features that promote best practices and protect shareholders' interests, including:

Independent committee	Administered by the compensation committee, which is composed entirely of independent directors who meet the SEC and NYSE standards for independence.
No "evergreen" provision	Fixed number of shares available for grant that will not automatically increase because of an "evergreen" feature.
Double-trigger change in control provision	Includes a double-trigger change in control provision that provides for the accelerated vesting of awards assumed following a change in control if a participant's employment is terminated during the 24-month period following a change in control by the company (other than for cause or unsatisfactory performance) or by the participant for good reason.

Forfeiture and clawback	All incentive-based awards granted to our executive officers are subject to forfeiture or "clawback." See **Compensation policies and practices – Clawback Policy** above.
No loans against or transferability of awards	Prohibits participants from borrowing against or transferring awards.
No excise tax gross ups	Prohibits tax gross ups on awards.
Minimum vesting requirements	Provides a minimum vesting period of one year for all awards. Employee time-based equity awards generally vest over a period of four years. Our executive officers' performance-based equity awards are subject to three-year cliff vesting. Non-executive director equity awards are subject to one-year cliff vesting.
No dividends or dividend equivalents on performance-based awards	Prohibits the payment of dividends or dividend equivalents on unvested performance-based awards unless and until the compensation committee has certified that the applicable performance goals for such awards have been met.
No liberal share recycling	Prohibits share recycling
Best practices for stock options and stock appreciation rights	• No grants of discounted options or stock appreciation rights • No use of reload options • No repricing of stock options or stock appreciation rights without shareholder approval
Material amendments require shareholder approval	Material changes, including a material increase in authorized shares, require shareholder approval.

Historic use of equity and outstanding awards

When considering the number of shares to add to the Equity Plan, the compensation committee reviewed, among other things, the potential dilution to current shareholders as measured by run rate, overhang and projected future share usage.

We recognize the dilutive impact of our equity compensation programs on our shareholders. We believe that our historical share usage and proposed Equity Plan are prudent and in the best interests of our shareholders.

Run rate

"Run rate" provides a measure of our annual share utilization relative to the number of shares outstanding. As shown in the table below, the company's three-year average run rate was 1%.

	2023			2022			2021		
(In millions of common shares)	**Time-Based**	**Performance-Based**	**Total**	**Time-Based**	**Performance-Based**	**Total**	**Time-Based**	**Performance-Based**	**Total**
Unvested at the beginning of the year	10.3	2.1	12.4	13.5	1.9	15.4	18.1	1.6	19.7
Granted during the year	5.7	0.3	6.0	3.6	1.0	4.6	3.4	0.6	4.0
Forfeited during the year	(0.3)	(0.2)	(0.5)	(0.3)	(0.1)	(0.4)	(0.4)	—	(0.4)
Vested and distributed during the year	(5.3)	(0.6)	(5.9)	(6.5)	(0.7)	(7.2)	(7.6)	(0.3)	(7.9)
Unvested at the end of year	10.4	1.6	12.0	10.3	2.1	12.4	13.5	1.9	15.4
Weighted average shares outstanding (basic)			454.8			457.5			462.8
Grant Run rate	1.2%	< 1%	1.3%	< 1%	< 1%	1%	< 1%	< 1%	<1%

Overhang and unvested equity awards

"Overhang" refers to potential shareholder dilution represented by outstanding equity awards and shares available for future grant. Overhang is equal to the sum of outstanding awards plus shares available for grant, divided by common shares outstanding.

(share amounts in millions)	Outstanding awards[1]	Shares available for grant[2]	Common shares outstanding	Overhang
As of December 31, 2023	12.0	10.4	449.5	5.0%
As of February 29, 2024	12.5	6.4	449.7	4.2%

1. The company has no outstanding stock options or stock appreciation rights. Represents employee time-based and performance-based equity awards.
2. Represents shares available for grant under the 2016 Plan.

Information regarding equity compensation plans

The following tables set forth information about common shares that may be issued under our existing equity compensation plans.

As of December 31, 2023

Name of plan	Approved by security holders[1]	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding outstanding options)[2]
2016 Global Equity Incentive Plan	✓	N/A	N/A	10,363,437
2012 Employee Stock Purchase Plan	✓	N/A	N/A	3,005,167
2010 Global Equity Incentive Plan (ST)		N/A	N/A	3,552,682
Total		**N/A**	**N/A**	**16,921,286**

1. With respect to the 2010 Global Equity Incentive Plan (ST), shares are issued only as employment inducement awards in connection with a strategic transaction and, as a result, do not require shareholder approval under the rules of the New York Stock Exchange or otherwise.
2. Excludes unvested restricted stock awards and unvested restricted stock units.

As of February 29, 2024

Name of plan	Approved by security holders[1]	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding outstanding options)[2]
2016 Global Equity Incentive Plan	✓	N/A	N/A	6,370,597
2012 Employee Stock Purchase Plan	✓	N/A	N/A	3,005,167
2010 Global Equity Incentive Plan (ST)		N/A	N/A	3,552,682
Total		**N/A**	**N/A**	**12,928,446**

1. With respect to the 2010 Global Equity Incentive Plan (ST), shares are issued only as employment inducement awards in connection with a strategic transaction and, as a result, do not require shareholder approval under the rules of the New York Stock Exchange or otherwise.
2. Excludes unvested restricted stock awards and unvested restricted stock units.

Impact on dilution
As noted above, if our shareholders approve the Equity Plan, the maximum number of shares available for issuance will be 21.2 million shares. The Board believes that the potential dilution resulting from these shares is reasonable and that the issuance of these shares will provide an appropriate incentive for employees to increase the value of the company for shareholders.

We anticipate that the 14.8 million shares being requested under this proposal will allow us to make grants until our 2026 Annual General Meeting, assuming our historical rate of issuing equity awards, but may vary based on changes to the population of employees who receive awards, the size of our board and our stock price. We believe that it is in the best interests of our shareholders to limit potential dilution from incentive share issuances and to seek shareholder approval for additional shares on a more frequent basis as necessary in the future.

Summary of terms of the Equity Plan
The following is a summary of the material features of the Equity Plan. This summary is not intended to be complete and is qualified in its entirety by reference to the Equity Plan, a copy of which is attached as **Appendix B** to this Proxy Statement.

General. Under the terms of the Equity Plan, the compensation committee has the authority to grant restricted stock, restricted stock units, stock options, stock appreciation rights ("SARs") and other stock-based awards. We anticipate that we will continue our current equity compensation practice of granting only restricted stock and restricted stock units. We have not granted stock options since 2005 and have never granted SARs.

Eligibility. Eligible individuals means non-employee directors, officers, employees and consultants of the Company or any of its Affiliates, including a Participating Company, and prospective officers, employees and consultants who have accepted offers of employment or consultancy from a Company Affiliate or a Participating Company.

As of December 31, 2023, approximately 34% of our employee population and all of our non-executive directors held outstanding awards under the 2016 Plan. This population receives stock-based compensation in the form of restricted stock or restricted stock units granted under the 2016 Plan.

Shares subject to the Equity Plan. We are asking our shareholders to approve the Equity Plan which will authorize up to 21.2 million shares.

Shares delivered in connection with awards under the Equity Plan may be shares that are authorized but unissued shares, shares held by the company as treasury shares or, if required by local law, shares delivered from a trust established pursuant to applicable law.

The number of common shares authorized for issuance under the Equity Plan, as well as the number of shares subject to outstanding awards and the annual limitation on grants to any single individual, are subject to equitable adjustment upon the occurrence of any stock dividend or other distribution, recapitalization, stock split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase or share exchange or other similar corporate transaction or event.

Share counting. Under the following circumstances, shares that are subject to awards granted under the Equity Plan shall not be counted for purposes of the limits on the total number of shares that can be issued under the Equity Plan or the number of shares that can be issued as incentive stock options in the following circumstances:
• The award is forfeited, canceled or terminates, expires or lapses without shares having been delivered; or
• The award is settled in cash.

Shares tendered or withheld by the company in payment of the exercise price of stock options or SARs or to satisfy all or any part of any tax withholding obligation for any type of award shall be counted as shares that were issued under the Equity Plan.

Limits on incentive stock options. The total number of shares that can be issued pursuant to incentive stock options cannot exceed six million under the Equity Plan.

Types of awards. The Equity Plan authorizes awards in the form of restricted stock, restricted stock units, stock options, SARs and other stock-based awards.

• **Restricted Stock and Restricted Stock Units.** Awards of restricted stock are actual shares of common stock that are issued to a participant. An award of restricted stock units represents the right to receive cash or common stock at a future date. In each case, the award is subject to restrictions on transferability and such other restrictions, if any, as the compensation committee may impose at the date of grant. The restrictions may lapse separately or in combination at such times, under such circumstances, including, without limitation, a specified period of employment or the satisfaction of pre-established performance goals, in such installments, or otherwise, as the compensation committee may determine. Except to the extent provided in the applicable award agreement, a participant granted restricted stock will have all of the rights of a shareholder, including, without limitation, the right to vote and the right to receive dividends. If provided in the applicable award agreement, a holder of restricted stock units will be entitled to dividend equivalents with respect to such restricted stock units. Upon termination of employment or other service relationship during the applicable restriction period, shares of restricted stock and restricted stock units that are subject to restrictions will be forfeited unless the award agreement provides otherwise. If provided for in the applicable award agreement, the vesting of an award may be modified in the event of retirement from active employment. Our award agreements provide for accelerated vesting in the event of death, disability or involuntary termination (other than for cause or unsatisfactory performance) or the occurrence of certain corporate transactions.

- **Other stock-based awards.** The Equity Plan provides for the award of company shares and other awards that are valued by reference to our shares. Other stock-based awards may only be granted in lieu of compensation that would otherwise be payable to the participant. No more than 5% of the Shares authorized to grant under Section 6 of the Equity Plan may be granted with a minimum vesting schedule of less than one year.

- **Stock options and SARs.** A stock option is an award that gives the participant the right, but not the obligation, to purchase a specified number of company shares at a specified price for a stated period of time. Stock options may be granted in the form of incentive stock options, which are intended to qualify for favorable treatment for the recipient under U.S. federal tax law, or as nonqualified stock options, which do not qualify for this favorable tax treatment. SARs represent the right to receive an amount in cash, shares or both equal to the fair market value of the shares subject to the award on the date of exercise minus the exercise price of the award.

As noted above, the Equity Plan provides for stock options even though the company has not granted stock options since 2005. The Equity Plan also provides for SARs, although the company has never granted SARs. If stock options or SARs are granted under the Equity Plan, they will be subject to the following limitations:

- **No discounted stock options or SARs** – All stock options and SARs must have an exercise price that is not less than the fair market value of the underlying shares on the date of grant.
- **No reloads** – The grant of a stock option will not be conditioned on the delivery of shares to the company in payment of an exercise price or satisfaction of a withholding or other payment obligation (i.e., a "reload option").
- **No repricing** – Repricing of stock options or SARs is not permitted without shareholder approval.
- **Term** – The term of a stock option or SAR cannot exceed 10 years.
- **No liberal share recycling** – Share recycling for stock options and SARs is prohibited.

Minimum vesting requirements

Restricted stock and restricted stock units. Except with respect to the death, disability, involuntary termination (other than for cause or unsatisfactory performance) of a participant, the occurrence of a corporate transaction (including a change in control), or special circumstances determined by the committee, an award of restricted stock or restricted stock units subject solely to continued services shall have a minimum vesting period of not less than one year from the date of grant. Restricted stock awards and restricted stock units granted to employees generally vest over a four-year period. Our executive officers' performance-based equity awards are subject to a three-year performance period and three-year cliff vesting. Restricted stock awards and restricted stock units granted to non-executive directors vest on the one year anniversary of the date of grant.

Stock options and SARs. Stock options and SARs are subject to a one-year minimum vesting period. The company has not granted stock options since 2005 and has never granted SARs.

Performance-based awards. To the extent the compensation committee grants an award under the Equity Plan with payment or vesting based on the attainment of one or more performance goals, such payment or vesting is permitted if, and only to the extent that, the performance goals established by the compensation committee are met.

The performance goals may relate to the performance of the company or the performance of the company relative to a pre-established group. The performance goals may include a threshold level of performance below which no payment will be made, levels of performance at which specified payments will be made and a maximum level of performance above which no additional payment will be made. The performance measure or measures and the performance goals established by the compensation committee may be different for different years. In addition, dividend equivalents accrue at the same rate as cash dividends and are paid in cash if, and to the extent, the performance-based award vests.

Termination of employment/services. Except as otherwise provided in an award agreement, all unvested awards under the Equity Plan are forfeited when a participant terminates employment with, or ceases performing services for, the company. Our award agreements provide for accelerated vesting in the event of death, disability or involuntary termination (other than for cause or unsatisfactory performance) or the occurrence of certain corporate transactions.

Effect of a change in control. Awards that are not assumed in connection with a change in control will immediately vest at 100 %. In the event of a change in control, with respect to awards that are assumed by the acquirer, then upon the participant's termination of employment during the 24-months following a change in control (i) by the company (other than for cause or unsatisfactory performance) or (ii) by the participant for good reason (as defined in the Equity Plan), awards will vest at 100% unless otherwise provided in an award agreement.

Changes in capitalization and other corporate events. In the case of events affecting the capital structure of the company or certain corporate events such as a merger, the committee shall make adjustments and substitutions to shares reserved for issuance, awards limits, the number of shares subject to outstanding awards and the exercise price of outstanding awards under the Equity Plan as it deems equitable and appropriate. The committee may also adjust performance goals to reflect unusual or non-recurring events and extraordinary items and for other similar reasons.

Non-transferability. Awards under the Equity Plan cannot be sold, assigned, transferred, pledged or otherwise encumbered, except by will and the laws of descent and distribution.

Tax withholding; no gross ups. The participant is responsible for all taxes legally due from a participant. Except as otherwise provided in an award agreement, withholding obligations under the Equity Plan may be settled in shares.

Administration. The Equity Plan will continue to be administered by the compensation committee of the Board, unless the Board appoints a different committee. The committee will consist of two or more "non-employee directors" as defined in Rule 16b-3 under the Exchange Act. The committee is authorized to establish administrative rules and procedures, select the eligible individuals to whom awards will be granted, determine the types of awards and the number of shares covered by the awards and establish the terms and conditions for awards.

The committee may delegate its authority to administer the Equity Plan to one or more persons, subject to applicable law. All decisions made by the committee with respect to the Equity Plan will be final and binding on all persons.

Plan amendments and changes. The board or the compensation committee may amend, alter or discontinue the Equity Plan, but no change is permitted without a participant's consent to the extent that it would materially impair the participant's rights under an outstanding award unless the change is made to comply with applicable law or stock exchange rules or to prevent adverse tax consequences to the company or a participant.

Effective date. Pending shareholder approval, the Equity Plan will be effective as of July 1, 2024 and will terminate on the tenth anniversary of the effective date of the Equity Plan.

Securities registration. We intend to file with the SEC an amendment to our registration statement on Form S-8 to cover the number of shares of common stock authorized for issuance under the Equity Plan.

Certain U.S. federal income tax consequences

The following discussion is intended only as a general summary of the material U.S. federal income tax consequences of awards granted to employees under the Equity Plan for the purposes of shareholders considering how to vote on this proposal. It is not intended as tax guidance to participants in the Equity Plan. This summary does not take into account certain circumstances that may change the income tax treatment of awards for individual participants, and it does not describe the state or local income tax consequences of any award or the taxation of awards in jurisdictions outside of the U.S.

Restricted stock awards and restricted stock units. The fair market value of stock granted under a restricted stock award is generally includable by the participant as ordinary income when the award vests. In the case of restricted stock unit awards, any cash and the fair market value of any stock issued as payment under the awards is includable as ordinary income when paid. Any dividends or dividend equivalents paid on unvested restricted stock and restricted stock units are treated as ordinary income when paid.

Stock options and SARs. The grant of a stock option or SAR generally has no tax consequences for a participant or the company. The exercise of an incentive stock option generally does not have tax consequences for a participant or the company, except that it may result in an item of adjustment for alternative minimum tax purposes for the participant. If a participant holds the shares acquired through the exercise of an incentive stock option for the time specified in the Code, any gain or loss arising from a subsequent disposition of the shares will be taxed as long-term capital gain or loss. If the shares are disposed of before the holding period is satisfied, the participant will recognize ordinary income equal to the lesser of (1) the amount realized upon the disposition and (2) the fair market value of such shares on the date of exercise minus the exercise price paid for the shares.

A participant recognizes ordinary income upon the exercise of a nonqualified stock option equal to the fair market value of the shares minus the exercise price for the shares. Upon the exercise of a SAR, the participant recognizes ordinary income equal to the amount paid to the participant, in cash and shares that represents the excess of the fair market value of a SAR over its exercise price. Any subsequent disposition of shares acquired through the exercise of a nonqualified stock option or a SAR will generally result in capital gain or loss, which may be short- or long-term, depending upon the holding period for the shares.

Deductions by the company. Except as explained below, the company generally is entitled to a deduction equal to the amount included in the ordinary income of participants and does not receive a deduction for amounts that are taxable to participants as capital gain.

Section 409A. The grant of certain types of incentive awards under the Equity Plan, may be subject to the requirements of Section 409A of the Code. If an award is subject to Section 409A, and if the requirements of Section 409A are not met, a participant may be subject to tax on all or a portion of the award earlier than the times described above, and additional taxes, penalties and interest could apply. Stock options, SARs and restricted stock awards that comply with the terms of the Equity Plan are intended to be exempt from the requirements of Section 409A. Restricted stock units granted under the Equity Plan may be subject to the requirements of Section 409A but are intended to comply with those requirements to avoid early taxation, additional taxes, penalties and interest. Notwithstanding the foregoing, the company is not responsible for any taxes, penalties or interest imposed with respect to any awards granted under the Equity Plan, including taxes, penalties or interest imposed under Section 409A.

New plan benefits. Future grants under the Equity Plan will be made at the discretion of the committee and, accordingly, are not yet determinable. In addition, benefits under the Equity Plan will depend on a number of factors, including fair market value of the common shares on future dates. Consequently, it is not possible to determine the benefits that might be received by participants under the Equity Plan.

For information relating to grants under the 2016 Plan for the last year to our named executive officers, see **Grants of plan-based share awards for 2023** table on page 77.

The closing price of our shares on the New York Stock Exchange on March 15, 2024 was $15.43 per share.

PROPOSAL 4

Appointment of independent registered public accounting firm



FOR

Recommendation of the Board of Directors

The Board of Directors unanimously recommends a vote "FOR" the appointment of PwC as the company's independent registered public accounting firm for the year ending December 31, 2024

Vote required

This proposal requires the affirmative vote of a majority of votes cast at the Annual General Meeting. If the appointment is not approved, the audit committee will reconsider the selection of PwC as the company's independent registered public accounting firm

Appointment of independent registered public accounting firm

General

The audit committee of the Board has proposed the appointment of PwC as the independent registered public accounting firm to audit the company's consolidated financial statements for the year ending December 31, 2024 and to audit the company's internal control over financial reporting as of December 31, 2024. During and for the year ended December 31, 2023, PwC audited and rendered opinions on the financial statements of the company and certain of its subsidiaries. PwC also rendered an opinion on the company's internal control over financial reporting as of December 31, 2023. In addition, PwC may from time-to- time provide the company with tax consulting and compliance services, accounting and financial reporting advice on transactions and regulatory filings and certain other services not prohibited by applicable auditor independence requirements. See **Fees paid to independent registered public accounting firm**. Representatives of PwC are expected to be present at the Annual General Meeting and will have the opportunity to make a statement if they desire to do so. It is also expected that they will be available to respond to appropriate questions.

Fees paid to independent registered public accounting firm

The audit committee of the Board, with the approval of the shareholders, engaged PwC to perform an annual audit of the company's consolidated financial statements for 2023. The following table sets forth the approximate aggregate fees billed or expected to be billed to the company by PwC for 2023 and 2022, for the audit of the company's annual consolidated financial statements and for other services rendered by PwC in 2023 and 2022.

	Year ($ in millions)[5]	
	2023	**2022**
Audit fees[1]	7.5	6.8
Audit-related fees[2]	2.3	2.4
Tax fees[3]	0.8	1.3
All other fees[4]	0.0	0.8
Total fees	**10.6**	**11.3**

1. The 2023 audit fees amount includes approximately $3.6 million (2022: $3.5 million) for audits of the company's consolidated financial statements and $3.9 million (2022: $3.3 million) for statutory audits of subsidiaries and consolidated investment funds.
2. Audit-related fees cover other audit and attest services, services provided in connection with certain agreed-upon procedures and other attestation reports, financial accounting, reporting and compliance matters, and benefit plan audits.
3. Tax fees consist of compliance and advisory services.
4. In 2023, all other fees aggregated to $44,000 and related primarily to subscription services. In 2022, all other fees relate primarily to professional consulting services.
5. These amounts do not include fees paid to PwC associated with audits conducted on certain managed investment products, including but not limited to our affiliated investment companies, unit trusts and partnerships.

Pre-approval process and policy

The Invesco audit committee has adopted a policy for pre-approving (the "Pre-Approval Policy") all audit and non-audit services performed by Invesco's independent auditor to ensure that the provision of such services does not impair the auditor's independence. The policy sets forth the audit committee's responsibility for pre-approval of audit, audit related, tax and other services performed by the independent registered public accounting firm. It provides that, before the company engages the independent auditor to render any service, the engagement must either be specifically approved by the audit committee or fall into one of the defined categories that have been pre-approved. In the intervals between scheduled meetings of the audit committee, the audit committee has delegated pre-approval authority under the Pre-Approval Policy to the audit committee chair, who reports any approved services to the audit committee at the next scheduled meeting.

Report of the audit committee

Membership and role of the Audit Committee

The audit committee of the Board consists of Phoebe A. Wood (Chair), Sarah E. Beshar, Thomas M. Finke, Thomas P. Gibbons, William F. Glavin, Jr., Elizabeth S. Johnson, Sir Nigel Sheinwald, Paula C. Tolliver, G. Richard Wagoner, Jr. and Christopher C. Womack. Each of the members of the audit committee is independent as such term is defined under the NYSE listing standards and applicable law. The primary purpose of the audit committee is to assist the Board of Directors in fulfilling its responsibility to oversee (i) the company's financial reporting, auditing and internal control activities, including the integrity of the company's financial statements, (ii) the independent auditor's qualifications and independence, (iii) the performance of the company's internal audit function and independent auditor, and (iv) the company's compliance with legal and regulatory requirements. The audit committee's function is more fully described in its written charter, which is available on the Company Website.

Review of the company's audited consolidated financial statements for the year ended December 31, 2023

The audit committee has reviewed and discussed the audited financial statements of the company for the year ended December 31, 2023 with the company's management. The audit committee has also performed the other reviews and duties set forth in its charter. The audit committee has discussed with PwC, the company's independent registered public accounting firm, the matters required to be discussed by professional auditing standards. The audit committee has also received the written disclosures and the letter from PwC required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the audit committee concerning independence and has discussed the independence of PwC with that firm. Based on the audit committee's review and discussions noted above, the audit committee recommended to the Board of Directors that the company's audited consolidated financial statements be included in the company's Annual Report for filing with the SEC.

Respectfully submitted by the audit committee:
Phoebe A. Wood (Chair)
Sarah E. Beshar
Thomas M. Finke
Thomas P. Gibbons
William F. Glavin, Jr.
Elizabeth S. Johnson
Sir Nigel Sheinwald
Paula C. Tolliver
G. Richard Wagoner, Jr.
Christopher C. Womack



PROPOSAL 5

Shareholder Proposal

Shareholder Proposal

Kenneth Steiner, 14 Stoner Ave. 2M, Great Neck, NY 11021-2100, the beneficial owner of more than $2,000 of our common stock for the last three years, has given notice that he intends to have his proxy John Chevedden (or his designee) introduce the following proposal at the Annual Meeting. In accordance with the applicable proxy regulations, the text of the proponent's proposal and supporting statement and any graphics, for which we accept no responsibility, are set forth verbatim immediately below:

Proposal 5 - Shareholder Opportunity to Vote on Excessive Golden Parachutes



Shareholders request that the Board adopt a policy to seek shareholder approval of senior managers' new or renewed pay package that provides for golden parachute payments with an estimated value exceeding 2.99 times the sum of the executive's base salary plus target short term bonus. This proposal only applies to Named Executive Officers.

Golden parachute payments include cash, equity or other compensation that is paid out or vests due to a senior executive's termination for any reason. Payments include those provided under employment agreements, severance plans, and change-in-control clauses in long-term equity plans, but not life insurance, pension benefits, or deferred compensation earned and vested prior to termination.

"Estimated total value" includes: lump-sum payments; payments offsetting tax liabilities; perquisites or benefits not vested under a plan generally available to management employees; post-employment consulting fees or office expense; and equity awards if vesting is accelerated, or a performance condition waived, due to termination.

The Board shall retain the option to seek shareholder approval at an annual meeting after material terms are agreed upon.

Generous performance-based pay can sometimes be justified but shareholder ratification of golden parachutes better aligns management pay with shareholder interests.

This proposal is relevant even if there are current golden parachute limits. A limit on golden parachutes is like a speed limit. A speed limit by itself does not guarantee that the speed limit will never be exceeded. Like this proposal the rules associated with a speed limit provide consequences if the limit is exceeded. With this proposal the consequences are a non-binding shareholder vote is required for unreasonably high golden parachutes.

This proposal places no limit on long-term equity pay or any other type pay. This proposal thus has no impact on the ability to attract executive talent or discourage the use of long-term equity pay because it places no limit on golden parachutes. It simply requires that extra large golden parachutes be subject to a non-binding shareholder vote at a shareholder meeting already scheduled for other matters.

This proposal is relevant because the annual say on executive pay vote does not have a separate section for approving or rejecting golden parachutes.

The topic of this proposal received between 51% and 65% support at:

FedEx	Alaska Air
Spirit AeroSystems	Fiserv

Please vote yes:

Shareholder Opportunity to Vote on Excessive Golden Parachutes - Proposal 5

The Board of Directors' Statement in Opposition

We have concluded that adoption of the proposal is unwarranted, not in the best interests of our shareholders and recommend that shareholders vote AGAINST the proposal for the following reasons:

The company already maintains reasonable severance plans that apply to all employees, including named executive officers, which properly align named executive officer and shareholder interests. We believe our existing severance program and related policies effectively align named executive officers and shareholders' interests and provides reasonable and appropriate limits on severance compensation. The company's severance plans determine severance pay based on years of service in the U.K. and Hong Kong and base salary, age and years of service in the U.S. The company also maintains a forfeiture appeal policy that provides employees with a means to appeal the forfeiture of an unvested incentive award that would otherwise be forfeited upon termination of employment (including retirement) and guidelines for considering appeals made under the policy.

The proposal is unwarranted – the company has a longstanding practice of paying reasonable severance compensation to our named executive officers, including our two most recent named executive officer retirements in 2023. The company's last two named executive officer retirements were in 2023 – Messrs. Martin Flanagan (CEO and President) and Gregory McGreevey (SMD, Investments). The limited payments made to each of them in connection with their respective retirements demonstrate the reasonable nature of our severance program. The only payments made to each of them were (i) a pro-rated bonus for the portion of the year each named executive officer worked and (ii) vesting of unvested equity awards pursuant to our forfeiture appeal policy, which included consideration of their successful transition of responsibilities after their long tenures with the company of 18 and 12 years, respectively. Further details on these retirements are described on pages 72-73. Therefore, the proposal is unnecessary and unwarranted given the company's longstanding practice of paying reasonable severance compensation to its named executive officers per our existing severance policy and forfeiture appeal process.

Shareholders already have an effective means to express their views on executive compensation, including severance payments. Our shareholders can effectively express their views on our executive compensation, including severance payments, through the annual shareholder "say on pay" advisory vote. In 2023, shareholders present and entitled to vote at our annual meeting indicated significant support for our compensation program by voting 95% to approve the compensation of our named executive officers. If shareholders have a concern regarding the severance payment to one of our named executive officers, they have the right to express those views as part of this year's advisory say-on-pay vote.

In addition, as a public company listed on the New York Stock Exchange, we are required to seek shareholder approval of our equity compensation plans and are doing so as part of this proxy. Therefore, if shareholders have a concern with the level of equity we have awarded to named executive officers, including the vesting of unvested equity awards upon a named executive officer's termination of employment, including retirement, they could express those views in response to our request to replenish the number of shares available under our equity plan. As a result, the adequate means for shareholders to express their concerns with our severance, including retirement, payments and programs, makes the proposal unnecessary.

The proposal discourages the use of equity incentive awards, which support our strategy to directly link our named executive officers' pay to company performance. We believe that equity incentive awards support the achievement of the company's long-term growth; directly link our named executive officers' pay to company performance; help attract, retain and motivate our named executive officers; and reinforce alignment of our named executive officers' financial rewards with our shareholders' interests. We have strong governance practices with respect to equity incentive awards and at least 50% of our named executive officers' total compensation is in the form of equity incentive awards, including a significant portion tied to the achievement of financial performance goals.

By including equity awards in the shareholder proposal, the proposal may discourage the use of a compensation tool that we believe is critical in seeking to align named executive officers and shareholders' interests of delivering performance results.

The proposal would put the company at a competitive disadvantage by limiting the company's ability to attract, retain and motivate key talent. The company competes for talented employees across a mix of businesses and industries around the world and each element of our compensation program is designed to remain competitive to attract, retain and motivate talented named executive officers. Under the proposal, severance arrangements would be subject to a shareholder vote, and talented candidates may be unwilling to tolerate the accompanying uncertainty and ambiguity regarding such approval, instead seeking employment elsewhere. As a result, the proposal may put us at a competitive disadvantage by limiting our ability to attract, retain and motivate key talent.

The proposal conflicts with our shareholder-approved equity plan and could create a misalignment between named executive officers and shareholders during a change in control transaction. The proposal conflicts with the company's shareholder-approved equity plan, which provides for vesting of assumed outstanding equity awards in the event of a qualifying termination following a change in control of the company. This "double-trigger" vesting provision encourages our named executive officers, who might be concerned by their potential loss of employment, to focus on achieving our goals, including pursuing and completing a transaction if doing so is in the best interests of our shareholders.

The proposal is inconsistent and conflicts with the important stabilizing vesting feature of our shareholder-approved equity plan by requiring shareholder approval of accelerated vesting of equity awards. Such an approval could create a misalignment between the interests of our named executive officers and shareholders in a potential change in control transaction.

We believe that our compensation committee, which consists solely of independent directors, is in the best position to design and oversee executive compensation programs that align the interests of named executive officers and shareholders. **For these reasons and the others discussed herein, we recommend that you vote AGAINST this proposal.**



AGAINST

Recommendation of the Board of Directors

The Board of Directors unanimously recommends a vote "AGAINST" the proposal

Vote required

This proposal requires the affirmative vote of a majority of votes cast at the Annual General Meeting

General information regarding the annual general meeting

Questions and answers about voting your common shares

Why did I receive this Proxy Statement?	You have received these proxy materials because Invesco's Board of Directors is soliciting your proxy to vote your shares at the Annual General Meeting on May 23, 2024. This Proxy Statement includes information that is designed to assist you in voting your shares and information that we are required to provide to you under SEC rules.
What is a proxy?	A "proxy" is a written authorization from you to another person that allows such person (the "proxy holder") to vote your shares on your behalf. The Board of Directors is asking you to allow any of the following persons to vote your shares at the Annual General Meeting: G. Richard Wagoner, Jr., Chair of the Board of Directors; Andrew R. Schlossberg, President and Chief Executive Officer; L. Allison Dukes, Senior Managing Director and Chief Financial Officer and Jeffrey H. Kupor, Senior Managing Director and General Counsel.
Why did I not receive my proxy materials in the mail?	As permitted by rules of the SEC, Invesco is making this Proxy Statement and its Annual Report on Form 10-K for the year ended December 31, 2023 ("Annual Report") available to its shareholders electronically via the Internet. The "e-proxy" process expedites shareholders' receipt of proxy materials and lowers the costs and reduces the environmental impact of our Annual General Meeting.
	Beginning on March 28, 2024, we mailed to shareholders of record as of the close of business on March 15, 2024 ("Record Date") a Notice of Internet Availability of Proxy Materials ("Notice") containing instructions on how to access this Proxy Statement, our Annual Report and other soliciting materials via the Internet. If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice instructs you on how to access and review all of the important information contained in the Proxy Statement and Annual Report. The Notice also instructs you on how you may submit your proxy. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions included in the Notice to request such materials.
Who is entitled to vote?	Each holder of record of Invesco common shares on the Record Date for the Annual General Meeting is entitled to attend and vote at the Annual General Meeting.
What is the difference between holding shares as a "shareholder of record" and as a "beneficial owner"?	• **Shareholders of record.** You are a shareholder of record if at the close of business on the Record Date your shares were registered directly in your name with Computershare, our transfer agent. • **Beneficial owner.** You are a beneficial owner if at the close of business on the Record Date your shares were held by a brokerage firm or other nominee and not in your name. Being a beneficial owner means that, like most of our shareholders, your shares are held in "street name." As the beneficial owner, you have the right to direct your broker or nominee how to vote your shares by following the voting instructions your broker or nominee provides. If you do not provide your broker or nominee with instructions on how to vote your shares, your broker or nominee will be able to vote your shares with respect to some of the proposals, but not all. Please see **What if I return a signed proxy or voting instruction card, but do not specify how my shares are to be voted?** for additional information. • Invesco has requested banks, brokerage firms and other nominees who hold Invesco common shares on behalf of beneficial owners of the common shares as of the close of business on the Record Date to forward the Notice to those beneficial owners. Invesco has agreed to pay the reasonable expenses of the banks, brokerage firms and other nominees for forwarding these materials.

How many votes do I have?	Every holder of a common share on the Record Date will be entitled to one vote per share for each Director to be elected at the Annual General Meeting and to one vote per share on each other matter presented at the Annual General Meeting. On the Record Date there were 449,581,382 common shares outstanding and entitled to vote at the Annual General Meeting.
What proposals are being presented at the Annual General Meeting?	Invesco intends to present proposals numbered one through four for shareholder consideration and voting at the Annual General Meeting. These proposals are for: 1. Election of eleven (11) members of the Board of Directors; 2. Advisory vote to approve the compensation of our named executive officers; 3. Amendment and restatement of the Invesco Ltd. 2016 Global Equity Incentive Plan to increase the shares authorized under the plan and make certain other revisions; 4. Appointment of PricewaterhouseCoopers LLP as the company's independent registered public accounting firm; and 5. Shareholder proposal to request shareholder opportunity to vote on excessive golden parachutes. Other than the matters set forth in this Proxy Statement and matters incident to the conduct of the Annual General Meeting, Invesco does not know of any business or proposals to be considered at the Annual General Meeting. If any other business is proposed and properly presented at the Annual General Meeting, the proxies received from our shareholders give the proxy holders the authority to vote on such matter in their discretion.
How does the Board of Directors recommend that I vote?	The Board of Directors recommends that you vote: • FOR the election of the eleven (11) directors nominated by our Board and named in this Proxy Statement; • FOR the approval, on an advisory basis, of the compensation of our named executive officers; • FOR the amendment and restatement of the Invesco Ltd. 2016 Global Equity Incentive Plan to increase the shares authorized under the plan and make certain other revisions; • FOR appointment of PricewaterhouseCoopers LLP as the company's independent registered public accounting firm; and • AGAINST shareholder proposal to request shareholder opportunity to vote on excessive golden parachutes.
How do I attend the Annual General Meeting?	The Annual Meeting will be in a virtual meeting format only, with no in-person access. Shareholders attending the Annual Meeting remotely will have the same opportunities they have had at past annual meetings to participate, vote, ask questions, and provide feedback to the company's management team and the Board of Directors. • If you were a shareholder of record (i.e. you hold your shares at our transfer agent, Computershare) at the close of business on the Record Date, you are eligible to access, participate in and vote at the virtual meeting. • The meeting will be hosted at www.meetnow.global/MQZGZ65. The meeting will begin promptly at 12:00 p.m., Eastern Time and online access will open 15 minutes prior to allow time to log-in. You will also need your voter control number, which, if you are a shareholder of record, you can find on your original proxy card or Notice of Internet Availability of Proxy Materials. • If you hold your shares in "street name" or through an intermediary, such as a bank or broker (a "Beneficial Holder"), you have two options to attend the meeting: 1. **Registration in Advance of the Annual General Meeting** Submit proof of your proxy power ("Legal Proxy") from your broker or bank reflecting your Invesco Ltd. holdings along with your name and email address to Computershare. Requests for registration must be labeled as "Legal Proxy" and be received no later than 5:00 p.m., Eastern Time, on May 17, 2024. You will receive a confirmation email from Computershare of your registration, which will include your voter control number. Requests for registration should include an email from your broker or an image of your legal proxy and be directed to Computershare via email at legalproxy@computershare.com or by mail at Computershare, Invesco Ltd. Legal Proxy, P.O. Box 43001, Providence, RI 02940-3001.

2. **Register at the Annual General Meeting** We expect that the majority of Beneficial Holders will be able to fully participate in the Annual General Meeting using the control number received with their voting instruction form. Please note, however, that this option is intended to be provided as a convenience to Beneficial Holders only. There is no guarantee this option will be available for every type of Beneficial Holder voting control number. The inability to provide this option to any or all Beneficial Holders shall in no way impact the validity of the Annual General Meeting. Beneficial Holders should the register in advance of the Annual Meeting as described above, if they want to ensure full access to the Annual General Meeting.

- You may submit your proxy in advance of the Annual Meeting via the Internet, by phone or by mail by following the instructions included on your proxy card or notice of Internet availability. Whether or not you plan to attend the virtual Annual Meeting, we urge you to vote and submit your proxy in advance of the meeting using one of the methods described in the proxy materials.

Do I need to register to attend the Annual Meeting virtually?	Registration is only required if you are a Beneficial Holder, as set forth above.
What if I have trouble accessing the Annual Meeting virtually?	The virtual meeting platform is fully supported across browsers (MS Edge, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and cell phones) running the most up-to-date version of applicable software and plugins. Note: Internet Explorer is not a supported browser. Participants should ensure that they have a strong Wi-Fi connection wherever they intend to participate in the meeting. We encourage you to access the meeting prior to the start time. For further assistance should you need it you may call 1-888-724-2416.
How do I vote and what are the voting deadlines?	You may vote your shares in person at the Annual General Meeting or by proxy. There are three ways to vote by proxy: • **Via the internet:** You can submit a proxy via the Internet until the adjournment of the virtual annual meeting, by accessing the web site at http://www.envisonreports. com/IVZ and following the instructions you will find on the web site. Internet proxy submission is available 24 hours a day. You will be given the opportunity to confirm that your instructions have been properly recorded. • **By telephone:** You can submit a proxy by telephone until 11:59 p.m. eastern time on May 22, 2024, by calling toll-free 1-800-652-VOTE (8683) (from the U.S. and Canada) and following the instructions. • **By mail:** If you have received your proxy materials by mail, you can vote by marking, dating and signing your proxy card and returning it by mail in the enclosed postage-paid envelope. If you hold your common shares in an account with a bank or broker (i.e., in "street name"), you can vote by following the instructions on the voting instruction card provided to you by your bank or broker. Proxy cards returned by mail must be received no later than the close of business on May 22, 2024.

Even if you plan to participate in the Annual General Meeting, we encourage you to vote your common shares by proxy using one of the methods described above. Invesco shareholders of record who attend the meeting virtually may vote their common shares, even though they have sent in proxies.

What if I hold restricted shares?	For participants in the 2016 Global Equity Incentive Plan who hold restricted share awards through the company's stock plan administrator, your restricted shares will be voted as you instruct the custodian for such shares, Invesco Ltd. (the "Custodian"). There are three ways to vote: via the Internet, by telephone or by returning your voting instruction card. Please follow the instructions included on your voting instruction card on how to vote using one of the three methods. Your vote will serve as voting instructions to the Custodian for your restricted shares. If you do not provide instructions regarding your restricted shares, the Custodian will not vote them. You cannot vote your restricted shares at the meeting. **To allow sufficient time for voting by the Custodian, the Custodian must receive your vote by no later than 11:59 p.m. eastern time on May 13, 2024.**

May I change or revoke my vote?	Yes. You may change your vote in one of several ways at any time before it is cast prior to the applicable deadline for voting: • Grant a subsequent proxy via the Internet or telephone; • Submit another proxy card (or voting instruction card) with a date later than your previously delivered proxy; • Notify our Company Secretary in writing before the Annual General Meeting that you are revoking your proxy or, if you hold your shares in "street name," follow the instructions on the voting instruction card; or • If you are a shareholder of record, or a beneficial owner with a proxy from the shareholder of record, vote at the Annual General Meeting.
What will happen if I do not vote my shares?	• **Shareholders of record.** If you are the shareholder of record and you do not vote at the Annual General Meeting, or by proxy via the Internet, by telephone, or by mail, your shares will not be voted at the Annual General Meeting. • **Beneficial owners.** If you are the beneficial owner of your shares, your broker or nominee may vote your shares only on those proposals on which it has discretion to vote. Under NYSE rules, your broker or nominee has discretion to vote your shares on routine matters, such as Proposal No. 4, but does not have discretion to vote your shares on non-routine matters, such as Proposals No. 1, 2, 3 and 5. Therefore, if you do not instruct your broker as to how to vote your shares on Proposals No. 1, 2, 3 and 5, this would be a "broker non-vote," and your shares would not be counted as having been voted on the applicable proposal. **We therefore strongly encourage you to instruct your broker or nominee on how you wish to vote your shares.**
What is the effect of a broker non-vote or abstention?	Under NYSE rules, brokers or other nominees who hold shares for a beneficial owner have the discretion to vote on a limited number of routine proposals when they have not received voting instructions from the beneficial owner at least ten days prior to the Annual General Meeting. A "broker non-vote" occurs when a broker or other nominee does not receive such voting instructions and does not have the discretion to vote the shares. Pursuant to Bermuda law, broker non-votes and abstentions are not included in the determination of the common shares voting on such matter but are counted for quorum purposes.
What if I return a signed proxy or voting instruction card, but do not specify how my shares are to be voted?	• **Shareholders of record.** If you are a shareholder of record and you submit a proxy, but you do not provide voting instructions, all of your shares will be voted FOR Proposals No. 1, 2, 3 and 4 and AGAINST Proposal No. 5. • **Beneficial owners.** If you are a beneficial owner and you do not provide the broker or other nominee that holds your shares with voting instructions, the broker or other nominee will determine if it has the discretionary authority to vote on the particular matter. Under NYSE rules, brokers and other nominees have the discretion to vote on routine matters, such as Proposal No. 4, but do not have discretion to vote on non- routine matters, such as Proposals No. 1, 2, 3 and 5. Therefore, if you do not provide voting instructions to your broker or other nominee, your broker or other nominee may only vote your shares on Proposal No. 4 and any other routine matters properly presented for a vote at the Annual General Meeting.
What does it mean if I receive more than one Notice of Internet Availability of Proxy Materials?	It means you own Invesco common shares in more than one account, such as individually and jointly with your spouse. **Please vote all of your common shares.** Please see **Householding of Proxy Materials** for information on how you may elect to receive only one Notice.
What is a quorum?	A quorum is necessary to hold a valid meeting. The presence of two or more persons representing, in person or by proxy, more than 50% of the issued and outstanding common shares entitled to vote at the Annual General Meeting as of the Record Date constitutes a quorum for the conduct of business.

What vote is required in order to approve each proposal?	All proposals require the affirmative vote of a majority of the votes cast on such proposal at the Annual General Meeting. Under our Bye-Laws, a majority of the votes cast means the number of shares voted "for" a proposal must exceed 50% of the votes cast with respect to such proposal. Votes "cast" include only votes cast with respect to shares present at the Annual General Meeting or represented by proxy and excludes abstentions.
How will voting on any other business be conducted?	Other than the matters set forth in this Proxy Statement and matters incident to the conduct of the Annual General Meeting, we do not know of any business or proposals to be considered at the Annual General Meeting. If any other business is proposed and properly presented at the Annual General Meeting, the persons named as proxies will vote on the matter in their discretion.
What happens if the Annual General Meeting is adjourned or postponed?	Your proxy will still be effective and will be voted at the rescheduled Annual General Meeting. You will still be able to change or revoke your proxy until it is voted.
Who will count the votes?	A representative of Computershare, our transfer agent, will act as the inspector of election and will tabulate the votes.
How can I find the results of the Annual General Meeting?	Preliminary results will be announced at the Annual General Meeting. Final results will be published in a Current Report on Form 8-K that we will file with the SEC within four business days after the Annual General Meeting.

Important additional information

Costs of solicitation

The cost of solicitation of proxies will be paid by Invesco. We have retained Alliance Advisors LLC to solicit proxies for a fee of approximately $22,500 plus a reasonable amount to cover expenses. Proxies may also be solicited in person, by telephone or electronically by Invesco personnel who will not receive additional compensation for such solicitation. Copies of proxy materials and our Annual Report will be supplied to brokers and other nominees for the purpose of soliciting proxies from beneficial owners, and we will reimburse such brokers or other nominees for their reasonable expenses.

Presentation of financial statements

In accordance with Section 84 of the Companies Act 1981 of Bermuda, Invesco's audited consolidated financial statements for the year ended December 31, 2023 will be presented at the Annual General Meeting. These statements have been approved by the Board. There is no requirement under Bermuda law that these statements be approved by shareholders, and no such approval will be sought at the Annual General Meeting.

Registered and principal executive offices

The registered office of Invesco is located at Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda. The principal executive office of Invesco is located at 1331 Spring Street NW, Suite 2500, Atlanta, Georgia 30309, and the telephone number is 1-404-892-0896.

Shareholder proposals for the 2025 annual general meeting

In accordance with the rules established by the SEC, any shareholder proposal submitted pursuant to Rule 14a-8 under the Exchange Act intended for inclusion in the Proxy Statement for next year's annual general meeting of shareholders must be received by Invesco no later than 120 days before the anniversary of the date of this Proxy Statement (e.g., not later than November 28, 2024). Such proposals should be sent to our Company Secretary in writing to Invesco Ltd., Attn: Office of the Company Secretary, Legal Department, 1331 Spring Street NW, Suite 2500, Atlanta, Georgia 30309, or by email to company.secretary@invesco.com. To be included in the Proxy Statement, the proposal must comply with the requirements as to form and substance established by the SEC and our Bye-Laws, and must be a proper subject for shareholder action under Bermuda law.

In addition, a shareholder (or a group of up to 20 shareholders) who has owned at least 3% of our shares continuously for at least three years and has complied with the other requirements in our bye-laws may nominate and include in the company's proxy materials director nominees constituting up to 20% of our Board of Directors. Notice of a proxy access nomination for consideration at our 2025 Annual General Meeting of Shareholders must be received not less than 90 and not more than 120 days prior to the first anniversary of the 2024 Annual General Meeting of Shareholders (e.g. from January 23, 2025 to February 22, 2025).

A shareholder may otherwise propose business for consideration or nominate persons for election to the Board in compliance with SEC proxy rules, Bermuda law, our Bye-Laws and other legal requirements, without seeking to have the proposal included in Invesco's Proxy Statement pursuant to Rule 14a-8 under the Exchange Act. Under our Bye-Laws, notice of such a proposal must generally be provided to our Company Secretary not less than 90 nor more than 120 days prior to the first anniversary of the preceding year's annual general meeting. The period under our Bye-Laws for receipt of such proposals for next year's meeting is thus from January 23, 2025 to February 22, 2025. (However, if the date of the annual general meeting is more than 30 days before or more than 60 days after such anniversary date, any notice by a shareholder of business or the nomination of directors for election or reelection to be brought before the annual general meeting to be timely must be delivered (i) not earlier than the close of business on the 120th day prior to such annual general meeting; and (ii) not later than the close of business on the later of (A) the 90th day prior to such annual general meeting and (B) the 10th day following the day on which public announcement of the date of such meeting is first made.) SEC rules permit proxy holders to vote proxies in their discretion in certain cases if the shareholder does not comply with these deadlines, and in certain other cases notwithstanding compliance with these deadlines.

In addition to complying with the notice and information procedures of our Bye-Laws, and consistent with the universal proxy rules, shareholders who in connection with our 2025 Annual General Meeting of Shareholders intend to solicit proxies in support of director nominees other than our Company's nominees must also provide notice that sets forth the information required by Rule 14a-19 of the Exchange Act no later than March 24, 2025.

In addition, Sections 79-80 of the Bermuda Companies Act allows shareholders holding at least 5% of the total voting rights or totaling 100 record holders (provided that they advance to the company all expenses involved and comply with certain deadlines) to require Invesco (i) to give notice of any resolution that such shareholders can properly propose at the next annual general meeting; and/or (ii) to circulate a statement regarding any proposed resolution or business to be conducted at a general meeting.

United States Securities and Exchange Commission reports

A copy of the company's Annual Report on Form 10-K ("Annual Report"), including financial statements, for the year ended December 31, 2023, is being furnished concurrently herewith to all shareholders holding shares as of the Record Date. Please read it carefully.

Shareholders may obtain a copy of the Annual Report, without charge, by visiting the company's web site at www.invesco.com/corporate or by submitting a request to our Company Secretary at: company. secretary@invesco. com or by writing Invesco Ltd., Attn: Office of the Company Secretary, Legal Department, 1331 Spring Street NW, Suite 2500, Atlanta, Georgia 30309. Upon request to our Company Secretary, the exhibits set forth on the exhibit index of the Annual Report may be made available at a reasonable charge (which will be limited to our reasonable expenses in furnishing such exhibits).

Further, we make available free of charge through the Company Website, our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish to, the SEC.

Householding of proxy materials

The SEC has adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for Proxy Statements and Annual Reports with respect to two or more shareholders sharing the same address by delivering a single Proxy Statement and Annual Report to those shareholders. This process, which is commonly referred to as "householding," potentially means extra convenience for shareholders and cost savings for companies.

A number of banks and brokers with account holders who are beneficial holders of the company's common shares will be householding the company's proxy materials or the Notice. Accordingly, a single copy of the proxy materials or Notice will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive separate proxy materials or copies of the Notice, please notify your bank or broker, or contact our Company Secretary at: company. secretary@invesco.com, or by mail to Invesco Ltd., Attn: Office of the Company Secretary, Legal Department, 1331 Spring Street NW, Suite 2500, Atlanta, Georgia 30309, or by telephone to 404-892-0896. The company undertakes, upon oral or written request to the address or telephone number above, to deliver promptly a separate copy of the company's proxy materials or the Notice to a shareholder at a shared address to which a single copy of the applicable document was delivered. Shareholders who currently receive multiple copies of the proxy materials or the Notice at their address and would like to request householding of their communications should contact their bank or broker or the Company Secretary at the contact address and telephone number provided above.

Forward-looking statements

This Proxy Statement may include "forward-looking statements." Forward-looking statements include information concerning future results of our operations, expenses, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, geopolitical events and pandemics and health crises and their respective potential impact on the company, acquisitions and divestitures, debt and our ability to obtain additional financing or make payments, regulatory developments, demand for and pricing of our products and other aspects of our business or general economic conditions. In addition, words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "projections," "forecasts," and future or conditional verbs such as "will," "may," "could," "should," and "would" as well as any other statement that necessarily depends on future events, are intended to identify forward-looking statements. None of this information should be considered in isolation from, or as a substitute for, historical financial statements.

Forward-looking statements are not guarantees, and they involve risks, uncertainties and assumptions. There can be no assurance that actual results will not differ materially from our expectations. We caution investors not to rely unduly on any forward-looking statements and urge you to carefully consider the risks described in our most recent Form 10-K and subsequent Forms 10-Q, filed with the SEC. You may obtain these reports from the SEC's website at www. sec.gov. We expressly disclaim any obligation to update the information in any public disclosure if any forward-looking statement later turns out to be inaccurate.



Appendix

Appendix A

U.S. GAAP rules on consolidation require the company to consolidate certain investment product assets and liabilities which significantly distort our balance sheet and associated financial metrics

Schedule of non-GAAP information

We utilize the following non-GAAP performance measures: Net revenues (and by calculation, Net revenue yield on AUM), Adjusted operating income, Adjusted operating margin, Adjusted net income attributable to Invesco and Adjusted diluted EPS. The company believes the adjusted measures provide valuable insight into the company's ongoing operational performance and assist in comparisons to its competitors. These measures also assist the company's management with the establishment of operational budgets and forecasts. The most directly comparable U.S. GAAP measures are Operating revenues (and by calculation, Gross revenue yield on AUM), Operating income, Operating margin, Net income/(loss) attributable to Invesco and Diluted EPS. Each of these measures is discussed more fully below.

For purposes of measuring performance under the company's compensation plans, these non-GAAP measures may be further adjusted by the Compensation Committee, in its discretion, for unusual, infrequently occurring or nonrecurring items. In 2023, the Committee approved certain scorecard adjustments to exclude compensation costs related to executive retirements and organizational changes which impacted adjusted operating income, adjusted operating margin, adjusted diluted earnings per share, the three-year average adjusted operating margin for determining vesting of performance-based equity awards and PCBOI. The Compensation Committee believes these adjustments are necessary to evaluate underlying financial performance and align executive pay with firm and market outcomes. We believe that these adjusted financial measures are useful because they enabled the Compensation Committee as well as management, investors and others to better assess the company's underlying financial performance for 2023, particularly for the purpose of analyzing 2023 compensation decisions.

The following are reconciliations of Operating revenues, Operating income/(loss) (and by calculation, Operating margin) and Net income/(loss) attributable to Invesco (and by calculation, Diluted EPS) on a U.S. GAAP basis to a non-GAAP basis of Net revenues, Adjusted operating income (and by calculation, Adjusted operating margin), Scorecard adjusted operating income (and by calculation, Scorecard adjusted operating margin) Adjusted net income attributable to Invesco (and by calculation, adjusted diluted EPS) and Scorecard adjusted net income/(loss) attributable to Invesco Ltd. (and by calculation, Scorecard adjusted diluted EPS). These non-GAAP measures should not be considered as substitutes for any U.S. GAAP measures and may not be comparable to other similarly titled

Reconciliation of Operating revenues to Net revenues:

	Year	
(in millions)	**2023**	**2022**
Operating revenues, U.S. GAAP basis	$5,716.4	$6,048.9
Revenue Adjustments[1]		
Investment management fees	(766.4)	(764.7)
Service and distribution fees	(911.7)	(961.1)
Other	(147.1)	(160.4)
Total revenue adjustments	(1,825.2)	(1,886.2)
Invesco Great Wall[2]	368.3	432.7
CIP[3]	51.2	49.6
Net revenues	$4,310.7	$4,645.0

measures of other companies. Additional reconciling items may be added in the future to these non-GAAP measures if deemed appropriate. The tax effects related to the reconciling items have been calculated based on the tax rate attributable to the jurisdiction to which the transaction relates. Notes to the reconciliations follow the tables.

Reconciliation of Operating income/(loss) to Adjusted operating Income:

	Year	
(in millions)	**2023**	**2022**
Operating income/(loss), U.S. GAAP basis	$(434.8)	$1,317.7
Invesco Great Wall[2]	201.9	262.7
CIP[3]	84.8	65.7
Transaction, integration and restructuring[4]	41.6	21.2
Amortization and impairment of intangible assets[5]	1,298.8	63.8
Compensation expense related to market valuation changes in deferred compensation plans[6]	41.2	(46.3)
General and administrative[7]	(20.0)	(70.0)
Adjusted operating income	$1,213.5	$1,614.8
Scorecard adjustments[8]	98.5	—
Scorecard adjusted operating income	$1,312.0	$1,614.8
Operating margin[9]	(7.6)%	21.8%
Adjusted operating margin[10]	28.2%	34.8%
Scorecard adjusted operating margin[11]	30.4%	34.8%

Reconciliation of Net income/(loss) attributable to Invesco to Adjusted net income attributable to Invesco:

	Year	
(in millions, except per common share data)	**2023**	**2022**
Net income/(loss) attributable to Invesco Ltd., U.S. GAAP basis	$(333.7)	$683.9
Adjustments (excluding tax):		
Transaction, integration and restructuring[4]	41.6	21.2
Amortization and impairment of intangible assets[5]	1,298.8	63.8
Deferred compensation plan market valuation changes and dividend income less compensation expense[6]	(18.6)	73.6
General and administrative[7]	(20.0)	(70.0)
Total adjustments excluding tax	$1,301.8	$88.6
Tax adjustment for amortization of intangible assets and goodwill[12]	16.7	14.2
Tax adjustment for impairment of intangible assets	(296.1)	—
Other tax effects of adjustments above	1.0	(13.5)
Adjusted net income attributable to Invesco Ltd.[13]	$689.7	$773.2
Scorecard adjustments[8]	98.5	—
Tax adjustment for additional scorecard adjustments	(21.8)	—
Scorecard adjusted net income attributable to Invesco Ltd.	$766.4	$773.2
Average common shares outstanding - diluted	456.2	459.5
Diluted EPS	$(0.73)	$1.49
Adjusted diluted EPS[14]	$1.51	$1.68
Scorecard adjusted diluted EPS[15]	$1.68	$1.68

1. **Revenue adjustments:** The company calculates Net revenues by reducing Operating revenues to exclude fees that are passed through to external parties who perform functions on behalf of, and distribute, the company's managed funds. The Net revenues presentation assists in identifying the revenue contribution generated by the company, removing distortions caused by the differing distribution channel fees and allowing for a fair comparison with U.S. peer investment managers and within Invesco's own investment units. Additionally, management evaluates Net revenue yield on AUM, which is equal to Net revenues divided by Average AUM during the reporting period, as an indicator of the basis point Net revenues we receive for each dollar of AUM we manage.

Investment management fees are adjusted by renewal commissions and certain administrative fees. Service and distributions fees are primarily adjusted by distribution fees passed through to broker dealers for certain share classes and pass through fund-related costs. Other revenues are primarily adjusted by transaction fees passed through to third parties.

2. **Invesco Great Wall:** The company reflects 100% of Invesco Great Wall in its Net revenues and Adjusted operating income (and by calculation, Adjusted operating margin). The company's non-GAAP operating results reflect the economics of these holdings on a basis consistent with the underlying AUM and flows. Adjusted net income is reduced by the amount of earning attributable to the 51% noncontrolling interests.

3. **CIP:** See Part II, Item 8, Financial Statements and Supplementary Data, note 19, "Consolidated Investment Products," for a detailed analysis of the impact to the company's Condensed Consolidated Financial Statements from the consolidation of CIP. The company believes that the CIP may impact a reader's analysis of our underlying results of operations and could result in investor confusion or the production of information about the company by analysts or external credit rating agencies that is not reflective of the underlying results of operations and financial condition of the company. Accordingly, the company believes that it is appropriate to adjust Operating revenues and Operating income for the impact of CIP in calculating the respective Net revenues and Adjusted operating income (and by calculation, Adjusted operating margin).

4. **Transaction, integration and restructuring:** The company believes it is useful to adjust for the Transaction, integration and restructuring charges in arriving at Adjusted operating income, Adjusted operating margin, Adjusted net income, and Adjusted diluted EPS, as this will aid comparability of our results period to period, and aid comparability with peer companies that may not have similar acquisition and restructuring related charges.

5. **Amortization and impairment of intangible assets:** The company removes amortization and non-cash impairment expense related to acquired assets in arriving at Adjusted operating income, Adjusted operating margin, Adjusted net income and Adjusted diluted EPS, as this will aid comparability of our results period to period, and aid comparability with peer companies that may not have similar acquisition-related charges.

6. **Market movement on deferred compensation plan liabilities:** Certain deferred compensation plan awards involve a return to the employee linked to the appreciation (depreciation) of specified investments. The company hedges economically the exposure to market movements for these investments. Since these plans are hedged economically, the company believes it is useful to reflect the offset ultimately achieved from hedging the market exposure in the calculation of Adjusted operating income (and by calculation, Adjusted operating margin) and Adjusted net income (and by calculation, Adjusted diluted EPS) to produce results that will be more comparable period to period.

7. **General and administrative:** The adjustments remove insurance recoveries related to fund-related losses incurred in prior periods.

8. Scorecard adjustments in 2023 are for compensation costs related to executive retirements and reorganization decisions that occurred in 2023 as approved by the Compensation Committee of the Board of Directors.

9. Operating margin is equal to Operating income divided by Operating revenues.

10. Adjusted operating margin is equal to Adjusted operating income divided by Net revenues.

11. Scorecard adjusted operating margin is equal to Scorecard adjusted operating income divided by Net revenues.

12. **Tax adjustment for amortization of intangible assets and goodwill:** The company reflects the tax benefit realized on the tax amortization of goodwill and intangible assets in Adjusted net income. The company believes it is useful to include this tax benefit in arriving at the Adjusted diluted EPS measure.

13. The effective tax rate on Adjusted net income attributable to Invesco Ltd. for the year ended December 31, 2023 is 20.6% (for year ended December 31, 2022 and 2021, was 26.0% and 23.3%, respectively).

14. Adjusted diluted EPS is equal to Adjusted net income attributable to Invesco Ltd. divided by the weighted average number of common and restricted common shares outstanding.

15. Scorecard adjusted diluted EPS is equal to Scorecard adjusted net income attributable to Invesco Ltd. divided by the weighted average number of common and restricted common shares outstanding.

Appendix B

Amended and Restated Invesco Ltd. 2016 Global Equity Incentive Plan

1. Purpose

The purpose of the Invesco Ltd. 2016 Global Equity Incentive Plan (the "Plan") is to give Invesco Ltd., a company organized under the laws of Bermuda (the "Company"), a competitive advantage in attracting, retaining and motivating officers, employees, directors and/or consultants and to provide the Company and its Affiliates with a long-term incentive plan providing incentives directly linked to Shareholder value.

2. Effective Date and Term of Plan

The Plan was initially adopted by the Board on February 11, 2016, and was amended effective May 9, 2019, and amended and restated on June 15, 2021. This amendment and restatement was adopted by the Board on February 28, 2024 and, pending shareholder approval, is effective as of July 1, 2024 (the "Effective Date"). Awards may be granted under the Plan until the date that is ten years after the Effective Date, unless the Plan is discontinued earlier pursuant to Section 14.

3. Types of Awards

Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and Other Stock-Based Awards may be granted under the Plan.

4. Definitions

Except as otherwise specifically provided in an Award Agreement, each capitalized word, term or phrase used in the Plan shall have the meaning set forth in this Section 4 or, if not defined in this Section, the first place that it appears in the Plan.

"Affiliate" means a corporation or other entity controlled by, controlling or under common control with, the Company; provided, however, that solely for purposes of determining whether a Participant has a Termination of Service that is a "separation from service" within the meaning of Section 409A of the Code, an "Affiliate" of a corporation or other entity means all other entities with which such corporation or other entity would be considered a single employer under Sections 414(b) or 414(c) of the Code.

"Applicable Exchange" means the New York Stock Exchange or such other securities exchange as may at the applicable time be the principal market for the Shares.

"Award" means an Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit or Other Stock-Based Award granted pursuant to the terms of the Plan.

"Award Agreement" means a written document or agreement setting forth the terms and conditions of a specific Award and any addendum thereto.

"Beneficiary" means the person(s) or trust(s) entitled by will or the laws of descent and distribution to receive any amounts payable or exercise any applicable rights under the Participant's Awards after the Participant's death.

"Board" means the Board of Directors of the Company.

"Cause" means, with respect to a Participant, (i) if such Participant is a party to an Individual Agreement at the time of the Termination of Service that defines such term (or word(s) of similar meaning), the meaning given in such Individual Agreement or (ii) if there is no such Individual Agreement or if it does not define Cause (or word(s) of similar meaning): (A) the Participant's plea of guilty or nolo contendere to, or conviction of (1) a felony (or its equivalent in a non-United States jurisdiction) or (2) other conduct of a criminal nature that has or is likely to have an adverse effect on the reputation or standing in the community of the Company or any of its Affiliates, as determined by the Committee in its sole discretion, or that legally prohibits the Participant from working for the Company or any of its Affiliates; (B) a breach by the Participant of a regulatory rule that adversely affects the Participant's ability to perform the Participant's employment duties to the Company or any of its Affiliates in any material respect; (C) the Participant's failure, in each case in any material respect, to (1) perform the Participant's employment duties, (2) comply with the applicable policies, codes of conducts or employee manuals of the Company or any of its Affiliates, (3) follow reasonable directions received from the Company or any of its Affiliates or (4) comply with covenants contained in any Individual Agreement or Award Agreement to which the Participant is a party; or (D) with respect to Participants employed outside of the United States, such other definition as may be codified under local laws, rules and regulations. With respect to a Participant's termination of directorship, "Cause" shall include only an act or failure to act that constitutes cause for removal of a director under the Company's Bye-Laws.

"Change in Control" means any of the following events:

(i) the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of twenty-five percent (25%) or more of either (A) the then outstanding shares of the Company (the "Outstanding Company Shares") or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change in Control: (1) any acquisition directly from the Company; (2) any acquisition by the Company; (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company; or (4) any acquisition pursuant to a transaction which complies with clauses (A), (B) and (C) of subsection (iii) below; or

(ii) during any period of twelve (12) consecutive months, individuals who, as of January 1, 2024 constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to January 1, 2024 whose election, or nomination for election by the Company's Shareholders, was approved by a vote of at least two-thirds (2/3) of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii) consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the acquisition of assets of another entity (each, a "Corporate Transaction"), in each case, unless, following such Corporate Transaction, (A) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Shares and Outstanding Company Voting Securities immediately prior to such Corporate Transaction beneficially own, directly or indirectly, more than fifty percent (50%) of, respectively, the then outstanding shares and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation or other entity resulting from such Corporate Transaction (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction of the Outstanding Company Shares and Outstanding Company Voting Securities, as the case may be, (B) no Person (excluding any employee benefit plan or related trust of the Company or of such corporation resulting from such Corporate Transaction) beneficially owns, directly or indirectly, twenty-five percent (25%) or more of, respectively, the then outstanding shares of the corporation resulting from such Corporate Transaction or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Corporate Transaction and (C) at least a majority of the members of the board of directors of the corporation (or other governing board of a non-corporate entity) resulting from such Corporate Transaction were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Corporate Transaction; or

(iv) approval by the Shareholders of the Company of a complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, an event described above shall be a Change in Control with respect to an Award that constitutes a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code only if such event is also a change in the ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company within the meaning of Section 409A of the Code to the extent necessary to avoid the imposition of any tax or interest or the inclusion of any amount in income thereunder.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto, the Treasury Regulations thereunder and other relevant interpretive guidance issued by the Internal Revenue Service or the Treasury Department. Reference to any specific section of the Code shall be deemed to include such regulations and guidance, as well as any successor section, regulations and guidance.

"Committee" means the Compensation Committee of the Board or such other committee or subcommittee of the Board as may be appointed by the Board to act as the Committee under the Plan. If at any time there is no such Compensation Committee or other committee or subcommittee appointed by the Board, the Board shall be the Committee. The Committee shall consist of two or more directors, each of whom is intended to be, to the extent required by Rule 16b-3 of the Exchange Act, a "non-employee director" as defined in Rule 16b-3 of the Exchange Act. Any member of the

Committee who does not meet the foregoing requirements shall abstain from any decision regarding an Award and shall not be considered a member of the Committee to the extent required to comply with Rule 16b-3 of the Exchange Act.

"Disability" means, with respect to a Participant, (i) a "disability" (or words of similar meaning) as defined in any Individual Agreement to which the Participant is a party at the relevant time or (ii) if there is no such Individual Agreement or it does not define "disability" (or words of similar meaning): (A) a permanent and total disability as determined under the long-term disability plan applicable to the Participant; (B) if there is no such plan applicable to the Participant, "Disability" as determined by the Committee in its sole discretion; or (C) with respect to Participants employed outside the United States, such other definition as may be codified under local laws, rules and regulations. The Committee may require such medical or other evidence as it deems necessary to judge the nature and permanency of the Participant's condition. Notwithstanding the foregoing, with respect to an Incentive Stock Option, "Disability" shall mean a "Permanent and Total Disability" as defined in Section 22(e)(3) of the Code and, with respect to any Award that constitutes a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code, "Disability" shall mean a "disability" as defined under Section 409A of the Code to the extent necessary to avoid the imposition of any tax or interest or the inclusion of any amount in income thereunder.

"Disaffiliation" means an Affiliate's or business division's ceasing to be an Affiliate or business division for any reason (including, without limitation, as a result of a public offering, or a spinoff or sale by the Company, of the stock of the Affiliate or a sale of a business division of the Company).

"Eligible Individuals" means non-employee directors, officers, employees and consultants of the Company or any of its Affiliates, and prospective officers, employees and consultants who have accepted offers of employment or consultancy from the Company or any of its Affiliates.

"Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto. Reference to any specific section of the Exchange Act shall be deemed to include such regulations and guidance issued thereunder, as well as any successor section, regulations and guidance.

"Fair Market Value" means, unless otherwise determined by the Committee, the closing price of a Share on the Applicable Exchange on the date of measurement or, if Shares are not traded on the Applicable Exchange on such measurement date, then on the next preceding date on which Shares are traded, all as reported by such source as the Committee may select. If the Shares are not listed on a national securities exchange, Fair Market Value shall be determined by the Committee in its good faith discretion.

"Good Reason" means, with respect to a Participant, (i) if such Participant is a party to an Individual Agreement at the time of the Termination of Service that defines such term (or word(s) of similar meaning), the meaning given in such Individual Agreement or (ii) if there is no such Individual Agreement or if it does not define Good Reason (or word(s) of similar meaning), during the 24-month period following a Change in Control, actions taken by the Company or any of its Affiliates resulting in a material negative change in the employment relationship of the Participant who is an officer or an employee including, without limitation:

(i) the assignment to the Participant of duties materially inconsistent with the Participant's position (including status, titles and reporting requirements), authority, duties or responsibilities, or a material diminution in such position, authority, duties or responsibilities, in each case from those in effect immediately prior to the Change in Control;

(ii) a material reduction of the Participant's aggregate annual compensation, including, without limitation, base salary and annual bonus opportunity, from that in effect immediately prior to the Change in Control;

(iii) a change in the Participant's principal place of employment that increases the Participant's commute by 40 or more miles or materially increases the time of the Participant's commute as compared to the Participant's commute immediately prior to the Change in Control but excluding, for the avoidance of doubt, a change that requires a Participant to forego one or more days of remote work and perform such work in person at a Company office; or

(iv) any other action or inaction that constitutes a material breach by the Company or an Affiliate of any Individual Agreement.

In order to invoke a Termination of Service for Good Reason, a Participant must provide written notice to the Company or Affiliate with respect to which the Participant is employed or providing services of the existence of one or more of the conditions constituting Good Reason within ninety (90) days following the Participant's knowledge of the initial existence of such condition or conditions, specifying in reasonable detail the conditions constituting Good Reason, and the Company shall have thirty (30) days following receipt of such written notice (the "Cure Period") during which it may remedy the condition. In the event that the Company or Affiliate fails to remedy the condition constituting Good Reason during the applicable Cure Period, the Participant's Termination of Service must occur, if at all, within ninety (90) days following such Cure Period in order for such termination as a result of such condition to constitute a Termination of Service for Good Reason.

"Grant Date" means (i) the date on which the Committee by resolution selects an Eligible Individual to receive a grant of an Award, establishes the number of Shares to be subject to such Award and, in the case of an Option or Stock Appreciation Right, establishes the exercise price of such Award or (ii) such later date as the Committee shall provide in such resolution.

"Incentive Stock Option" means any Option that is designated in the applicable Award Agreement as an "incentive stock option" within the meaning of Section 422 of the Code and otherwise meets the requirements to be an "incentive stock option" set forth in Section 422 of the Code. Each Option granted pursuant to the Plan will be treated as a Nonqualified Option unless, as of the Grant Date, it is expressly designated as an Incentive Stock Option in the applicable Award Agreement.

"Individual Agreement" means a written employment, consulting or similar agreement between a Participant and the Company or one of its Affiliates.

"ISO Eligible Employees" means an employee of the Company, any subsidiary corporation (within the meaning of Section 424(f) of the Code) or parent corporation (within the meaning of Section 424(e) of the Code).

"Nonqualified Option" means any Option that is not an Incentive Stock Option.

"Option" means an Incentive Stock Option or Nonqualified Option granted under Section 8.

"Other Stock-Based Award" means an Award of Shares or any other Award that is valued in whole or in part by reference to, or is otherwise based upon, Shares, including (without limitation) unrestricted stock, dividend equivalents and convertible debentures, granted under Section 11.

"Participant" means an Eligible Individual to whom an Award is or has been granted and who has accepted the terms and conditions of the Plan as set forth in Section 5(f) hereof.

"Performance Goals" means specified goals, other than the mere continuation of employment or the mere passage of time, the satisfaction of which is a condition for the grant, exercisability, vesting or full enjoyment of an Award. A Performance Goal and any targets with respect thereto need not be based upon an increase, a positive or improved result or avoidance of loss and may be applied, without limitation, to a Participant individually, or to a business unit or division of the Company or an Affiliate or to the Company as a whole. A Performance Goal may also be based on individual performance and/or subjective performance goals (or any combination of any of the goals described in this definition). The Committee may provide that one or more of the Performance Goals or financial measures applicable to an Award may be adjusted in a manner that the Committee determines equitable and appropriate for extraordinary, unusual, infrequently occurring or non-recurring items (for example, but without limitation, acquisitions, dispositions, material financial market movements, changes in tax laws or accounting principles, or accruals for reorganization or restructuring programs) occurring during the Performance Period that affect the applicable Performance Goal(s).

"Performance Period" means that period established by the Committee during which any Performance Goals specified by the Committee with respect to such Award are to be measured.

"Restricted Stock" means an Award granted under Section 9.

"Restricted Stock Unit" means an Award granted under Section 10.

"Restriction Period" means, with respect to Restricted Stock and Restricted Stock Units, the period commencing on the date of such Award to which vesting restrictions apply and ending upon the expiration of the applicable vesting conditions and/or the achievement of the applicable Performance Goals (it being understood that the Committee may provide that restrictions shall lapse with respect to portions of the applicable Award during the Restriction Period).

"Retirement" means, subject to and in accordance with such rules as may be prescribed by the Committee, retirement from active employment with the Company (other than at a time when Cause exists or as a result of a termination for Cause) at or after satisfying an age and/or years of service requirement established by the Committee.

"Share" or **"Shares"** means common shares, par value $0.20 each, of the Company or such other equity securities that may become subject to an Award.

"Shareholder" has the same meaning as the term "Member" in the Companies Act 1981 of Bermuda.

"Stock Appreciation Right" means an Award granted under Section 8(b).

"Term" means the maximum period during which an Option, Stock Appreciation Right or, if applicable, Other Stock-Based Award may remain outstanding as specified in the applicable Award Agreement.

"Termination of Service" means the termination of the Participant's employment or consultancy with, or performance of services for, the Company and any of its Affiliates or, in the case of a director, when a director no longer holds office as a director of the Company. For Participants employed outside the United States, the date on which such Participant incurs a Termination of Service shall be the earlier of (i) the last day of the Participant's active service with the Company and its Affiliates or (ii) the last day on which the Participant is considered an employee of the Company and its Affiliates, as determined in each case without including any required advance notice period and irrespective of the status of the termination under local labor or employment laws. Temporary absences from employment because of illness, vacation or approved leave of absence and transfers among the Company and its Affiliates shall not be considered Terminations of Service. With respect to any Award that constitutes a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code, "Termination of Service" shall mean a "separation from service" as defined under Section 409A of the Code to the extent required by Section 409A of the Code to avoid the imposition of any tax or interest or the inclusion of any amount in income thereunder. A Participant has a separation from service within the meaning of Section 409A of the Code if the Participant terminates employment with the Company and all Affiliates for any reason. A Participant will generally be treated as having terminated employment with the Company and all Affiliates as of a certain date if the Participant and the Company or Affiliate that employs the Participant reasonably anticipate that the Participant will perform no further services for the Company or any Affiliate after such date or that the level of bona fide services that the Participant will perform after such date (whether as an employee or an independent contractor) will permanently decrease to no more than 20 percent of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding 36-month period (or the full period of services if the Participant has been providing services for fewer than 36 months); provided, however, that the employment relationship is treated as continuing while the Participant is on military leave, sick leave or other bona fide leave of absence if the period of leave does not exceed six months or, if longer, so long as the Participant retains the right to reemployment with the Company or any Affiliate.

5. Administration

(a) **Committee.** The Plan shall be administered by the Committee. The Committee shall, subject to Section 13, have plenary authority to grant Awards pursuant to the terms of the Plan to Eligible Individuals. Among other things, the Committee in its sole discretion shall have the authority, subject to the terms and conditions of the Plan:

   (i)   to select the Eligible Individuals to whom Awards may from time to time be granted;

   (ii) to determine whether and to what extent Awards are to be granted hereunder;

   (iii) to determine the number of Shares to be covered by each Award granted hereunder;

   (iv) to determine the terms and conditions of each Award granted hereunder, including but not limited to the form of settlement of Awards, based on such factors as the Committee shall determine, and to approve the form of Award Agreement and any related addendum;

   (v)   to adopt sub-plans and special provisions applicable to Awards granted to Participants employed outside of the United States, which sub-plans and special provisions may take precedence over other provisions of the Plan, and to approve the form of Award Agreement and any related addendum as may be applicable to such Awards;

   vi)   subject to Sections 6(e), 8(e), 13 and 14, to modify, amend or adjust the terms and conditions of any Award, including adjustments to Performance Goals or financial measures applicable to an Award that may be adjusted in a manner that the Committee determines equitable and appropriate for extraordinary, unusual, infrequently occurring or non-recurring items (for example, but without limitation, acquisitions, dispositions, material financial market movements, changes in tax laws or accounting principles, or accruals for reorganization or restructuring programs) occurring during the Performance Period that affect the applicable Performance Goal(s).

   (vii) to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable;

   (viii) to interpret the terms and provisions of the Plan and any Award issued under the Plan (and any Award Agreement relating thereto);

   (ix) subject to Section 13, to accelerate the vesting or lapse of restrictions of any outstanding Award, based in each case on such considerations as the Committee determines;

   (x)   to decide all other matters to be determined in connection with an Award;

   (xi) to determine whether, to what extent and under what circumstances cash, Shares and other property and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the Participant;

   (xii) to establish any "blackout" period that the Committee deems necessary or advisable; and

   (xiii) to otherwise administer the Plan.

(b) **Delegation of Authority.** To the extent permitted under applicable law and Section 13, the Committee may delegate any of its authority to administer the Plan to any person or persons selected by the Committee, including one or more members of the Committee, and such person or persons shall be deemed to be the Committee with respect to, and to the extent of, its or their authority.

(c) **Procedures.**

(i) The Committee may act by a majority of its members and, except to the extent prohibited by applicable law or the listing standards of the Applicable Exchange and subject to Section 13, through any person or persons to whom it has delegated its authority pursuant to Section 5(b).

(ii) Any authority granted to the Committee may also be exercised by the independent directors of the full Board. To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action shall control.

(d) **Discretion of Committee and Binding Effect.** Any determination made by the Committee or an appropriately delegated person or persons with respect to the Plan or any Award shall be made in the sole discretion of the Committee or such delegate, including, without limitation, any determination involving the appropriateness or equitableness of any action, unless in contravention of any express term of the Plan. All decisions made by the Committee or any appropriately delegated person or persons shall be final and binding on all persons, including the Company, Participants and Eligible Individuals. Notwithstanding the foregoing, following a Change in Control, any determination by the Committee as to whether "Cause" or "Good Reason" exists shall be subject to de novo review.

(e) **Cancellation or Suspension.** Notwithstanding any other terms of the Plan (other than Section 8(e)), an Award Agreement or an Award, the Committee or an appropriately delegated person or persons, in its or their sole discretion, shall have full power and authority to determine whether, to what extent and under what circumstances any Award or any portion thereof shall be cancelled or suspended and may cancel or suspend any Award or any portion thereof. Without in any way limiting the generality of the preceding sentence, the following are examples, without limitation, of when all or any portion of an outstanding Award to any Participant may be canceled or suspended: (1) in the sole discretion of the Committee or any appropriately delegated person or persons, a Participant materially breaches (A) any duties of Participant's employment (whether express or implied), including without limitation Participant's duties of fidelity, good faith and exclusive service, (B) any general terms and conditions of Participant's employment such as an employee handbook or guidelines, (C) any policies and procedures of the Company or any of its Affiliates applicable to the Participant, or (D) any other agreement regarding Participant's employment with the Company or any of its Affiliates, or (2) without the prior written explicit consent of the Committee or any appropriately delegated person or persons (which consent may be granted or denied in the sole discretion of the Committee or such person or persons), a Participant, while employed by, or providing services to, the Company or any of its Affiliates, becomes associated with, employed by, renders services to, or owns any interest in (other than any nonsubstantial interest, as determined by the Committee or any appropriately delegated person or persons in its or their sole discretion), any business that is in competition with the Company or any of its Affiliates or with any business in which the Company or any of its Affiliates has a substantial interest, as determined by the Committee or any appropriately delegated person or persons in its or their sole discretion, or (3) as a result of the application to an Award of any compensation recovery or recoupment policy or policies adopted by the Company, including but not limited to the Invesco Ltd. Policy for Recoupment of Incentive Compensation.

(f) **Award Agreements.** The terms and conditions of each Award, as determined by the Committee, shall be set forth in a written (including electronic) Award Agreement, which shall be delivered to the Participant receiving such Award upon, or as promptly as is reasonably practicable following, the grant of such Award. Except (i) as otherwise specified by the Committee, in its sole discretion, (ii) as otherwise provided in the Award Agreement, or (iii) in the case of non-executive directors who may not be required to sign or accept an Award, an Award shall not be effective unless the Award Agreement is signed or otherwise accepted by the Participant receiving the Award (including by electronic signature or acceptance). The Committee, in its sole discretion, may deliver any documents related to an Award or Award Agreement by electronic means. Award Agreements may be amended only in accordance with Section 14.

6. Shares Subject to Plan

(a) **Plan Maximums.** Subject to adjustment as described in Section 6(e), the maximum number of Shares that may be issued pursuant to Awards under the Plan shall be 21,170,000.

(b) **Individual and Award Limits.** Subject to adjustment as described in Section 6(e),

(i) no Participant (including any non-executive director) shall be granted Awards covering more than 2,000,000 Shares during any calendar year;

(ii) the maximum number of Shares that may be issued pursuant to Options intended to be Incentive Stock Options shall be 6,000,000 Shares; and

c) **Source of Shares.** Shares subject to Awards under the Plan may be authorized but unissued Shares, Shares held by the Company as treasury shares or, if required by local law, Shares delivered from a trust established pursuant to applicable law.

(d) **Rules for Calculating Shares Issued; No "Share Recycling".** Shares that are subject to Awards granted under the Plan shall be deemed not to have been issued for purposes of the Plan maximums set forth in Section 6(a) and 6(b)(ii) to the extent that:

(i) the Award is forfeited or canceled, or the Award terminates, expires or lapses for any reason without Shares having been delivered; or

(ii) the Award is settled in cash.

Shares that are tendered or withheld by the Company (i) in payment of the exercise price of Options or Stock Appreciation Rights or (ii) to satisfy all or part of any tax withholding obligation shall be counted as Shares that were issued. For the avoidance of doubt, such Shares shall not again become available for Awards or increase the number of Shares available for grant.

(e) **Adjustment Provision.**

(i) In the event of a merger, consolidation, stock rights offering, liquidation, or similar event affecting the Company or any of its Affiliates (each, a "Corporate Event") or a stock dividend, stock split, reverse stock split, separation, spinoff, Disaffiliation, reorganization, extraordinary dividend of cash or other property, share combination, or recapitalization or similar event affecting the capital structure of the Company (each, a "Share Change"), the Committee or the Board shall make such equitable and appropriate substitutions or adjustments to (A) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under the Plan, (B) the various maximum limitations set forth in Sections 6(a) and 6(b) upon certain types of Awards and upon the grants to individuals of certain types of Awards, (C) the number and kind of Shares or other securities subject to outstanding Awards and (D) the exercise price of outstanding Awards.

(ii) In the case of Corporate Events, such adjustments may include, without limitation, (A) the cancellation of outstanding Awards in exchange for payments of cash, securities or other property or a combination thereof having an aggregate value equal to the value of such Awards, as determined by the Committee or the Board in its sole discretion (it being understood that in the case of a Corporate Event with respect to which Shareholders receive consideration other than publicly traded equity securities of the ultimate surviving entity, any such determination by the Committee that the value of an Option or Stock Appreciation Right shall for this purpose be deemed to equal the excess, if any, of the value of the consideration being paid for each Share pursuant to such Corporate Event over the exercise price of such Option or Stock Appreciation Right shall conclusively be deemed valid), and (B) the substitution of securities or other property (including, without limitation, cash or other securities of the Company and securities of entities other than the Company) for the Shares subject to outstanding Awards.

(iii) In connection with any Disaffiliation, separation, spinoff, or other similar event, the Committee or the Board may arrange for the assumption of Awards, or replacement of Awards with new awards based on securities or other property (including, without limitation, other securities of the Company and securities of entities other than the Company), by the affected Affiliate or business division or by the entity that controls such Affiliate or business division following such event (as well as any corresponding adjustments to Awards that remain based upon Company securities). Such replacement with new awards may include revision of award terms reflective of circumstances associated with the Disaffiliation, separation, spinoff or other similar event.

(iv) The Committee may, in its discretion, adjust the Performance Goals applicable to any Awards to reflect any unusual or non-recurring events and other extraordinary items, impact of charges for restructurings, discontinued operations and the cumulative effects of accounting or tax changes, each as defined by generally accepted accounting principles or as identified in the Company's financial statements, notes to the financial statements, management's discussion and analysis or other Company filings with the Securities and Exchange Commission. If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company or the applicable Affiliate, business division or other operational unit of, or the manner in which any of the foregoing conducts its business, or other events or circumstances render the Performance Goals to be unsuitable, the Committee may modify such Performance Goals or the related minimum acceptable level of achievement, in whole or in part, as the Committee deems appropriate and equitable.

(f) **Section 409A.** Notwithstanding the foregoing: (i) any adjustments made pursuant to Section 6(e) to Awards that are considered "deferred compensation" within the meaning of Section 409A of the Code shall be made in compliance with the requirements of Section 409A of the Code; (ii) any adjustments made pursuant to Section 6(e) to Awards that are not considered "deferred compensation" subject to Section 409A of the Code shall be made in such a manner as to ensure that after such adjustment, the Awards either (A) continue not to be subject to Section 409A of the Code or (B) comply with the requirements of Section 409A of the Code; and (iii) in any event, neither the Committee nor the Board shall have the authority to make any adjustments pursuant to Section 6(e) to the extent the existence of such authority would cause an Award that is not intended to be subject to Section 409A of the Code at the Grant Date to be subject thereto.

7. Eligibility and Participation

Awards may be granted under the Plan to Eligible Individuals; provided, however, that Incentive Stock Options may be granted only to ISO Eligible Employees.

8. Options and Stock Appreciation Rights

(a) **Options.** An Option is a right to purchase a specified number of Shares at a specified price that continues for a stated period of time. Options granted under the Plan may be Incentive Stock Options or Nonqualified Options. The Award Agreement for an Option shall indicate whether the Option is intended to be an Incentive Stock Option or a Nonqualified Option.

(b) **Stock Appreciation Rights.** A Stock Appreciation Right is a right to receive upon exercise of the Stock Appreciation Right an amount in cash, Shares or both, in value equal to the product of (i) the excess of the Fair Market Value of one Share over the exercise price per Share subject to the applicable Stock Appreciation Right, multiplied by (ii) the number of Shares in respect of which the Stock Appreciation Right has been exercised. The applicable Award Agreement shall specify whether such payment is to be made in cash or Shares or both or shall reserve to the Committee or the Participant the right to make that determination prior to or upon the exercise of the Stock Appreciation Right.

(c) **Award Agreement.** Each grant of an Option and Stock Appreciation Right shall be evidenced by an Award Agreement that shall specify the Grant Date, the exercise price, the term, vesting schedule, and such other provisions as the Committee shall determine.

(d) **Exercise Price; Not Less Than Fair Market Value.** The exercise price per Share subject to an Option or Stock Appreciation Right shall be determined by the Committee and set forth in the applicable Award Agreement, and shall not be less than the Fair Market Value of a Share on the Grant Date, except as provided under Section 6(e) or with respect to Options or Stock Appreciation Rights that are granted in substitution of similar types of awards of a company acquired by the Company or an Affiliate or with which the Company or an Affiliate combines (whether in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock, or otherwise) to preserve the intrinsic value of such awards.

(e) **Prohibition on Repricing; No Cash Buyouts.** Except as provided in Section 6(e) relating to adjustments due to certain corporate events, the exercise price of outstanding Options or Stock Appreciation Rights may not be amended to reduce the exercise price of such Options or Stock Appreciation Rights, nor may outstanding Options or Stock Appreciation Rights be canceled in exchange for (i) cash, (ii) Options or Stock Appreciation Rights with an exercise price that is less than the exercise price of the original outstanding Options or Stock Appreciation Rights or (iii) other Awards, unless in each case such action is approved by the Company's Shareholders.

(f) **Prohibition on Reloads.** Options or Stock Appreciation Rights shall not be granted under the Plan that contain a reload or replenishment feature pursuant to which a new Option or Stock Appreciation Right would be granted upon receipt or delivery of Shares to the Company in payment of the exercise price or any tax withholding obligation under any other stock option, stock appreciation right or other Award.

(g) **Term.** The term of an Option or Stock Appreciation Right granted under the Plan shall be determined by the Committee, in its sole discretion; provided, however, that such term shall not exceed 10 years.

(h) **Accelerated Expiration Date.** Unless the Committee specifies otherwise in the applicable Award Agreement, an Option or Stock Appreciation Right granted under the Plan will expire upon the earliest to occur of the following:

(i) The original expiration date of the Option or Stock Appreciation Right;

(ii) Death. The one-year anniversary of the Participant's death;

(iii) Disability. The one-year anniversary of the Participant's termination of employment with the Company and all Related Companies due to Disability;

(iv) Termination of Employment. The date of the Participant's termination of employment with the Company and all Related Companies for any reason other than death or Disability; provided, however, that if the Participant is terminated by the Company other than for Cause or unsatisfactory performance, then 60 days following the Participant's termination of employment.

(i) **Vesting.**

(i) Generally. Options and Stock Appreciation Rights shall have a vesting period of not less than one year from the date of grant except with respect to the death, Disability, or involuntary termination (other than for Cause or unsatisfactory performance) of a Participant, the occurrence of a Change in Control as outlined in Section 12 of this Plan, or as may be required or otherwise be deemed advisable by the Committee, whether in connection with an Award granted through the assumption of, or substitution for, outstanding awards previously granted by a company acquired by the Company or any Affiliate or with which the Company or any Affiliate combines or otherwise. The Committee shall, prior to or at the time of grant, condition the grant or vesting of an Award of Options or Stock Appreciation Rights upon such terms as outlined in the Award Agreement, which may include terms regarding Retirement.

(j) **Method of Exercise and Payment**.

    (i) Generally. Subject to the provisions of this Section 8 and the terms of the applicable Award Agreement, Options and Stock Appreciation Rights may be exercised, in whole or in part, by giving written (including electronic) notice of exercise specifying the number of Shares as to which such Options or Stock Appreciation Rights are being exercised and paying, or making arrangements satisfactory to the Company for the payment of, all applicable taxes pursuant to Section 16(d).

    (ii) In the case of the exercise of an Option, such notice shall be accompanied by payment in full of the exercise price by (A) certified or bank check (B) delivery of unrestricted Shares of the same class as the Shares subject to the Option already owned by the Participant (based on the Fair Market Value of the Shares on the date the Option is exercised), provided that the Shares have been held by the Participant for such period as may established by the Committee to comply with applicable law or (C) such other method as the Committee shall permit in its sole discretion (including a broker-assisted cashless exercise or netting of Shares).

(k) **No Shareholder Rights.** A Participant shall have no right to dividends or any other rights as a Shareholder with respect to Shares subject to an Option or Stock Appreciation Right until such Shares are issued to the Participant pursuant to the terms of the Award Agreement.

9. Restricted Stock

(a) **Nature of Awards and Certificates.** Shares of Restricted Stock are actual Shares that are issued to a Participant subject to forfeiture under certain circumstances and shall be evidenced in such manner as the Committee may deem appropriate, including book-entry registration.

(b) **Award Agreement.** Each grant of Restricted Stock shall be evidenced by an Award Agreement that shall specify the Grant Date, the period of restriction, the number of shares of Restricted Stock, vesting schedule, and such other provisions as the Committee shall determine. The Committee may, prior to or at the time of grant, condition the grant or vesting of an Award of Restricted Stock upon (i) the continued service of the Participant, (Bii) the attainment of Performance Goals or (iii) the attainment of Performance Goals and the continued service of the Participant. The conditions for grant or vesting and the other provisions of Restricted Stock Awards (including, without limitation, any applicable Performance Goals) need not be the same with respect to each Participant.

(c) **Vesting.**

    (i) Generally. Shares of Restricted Stock shall have a vesting period of not less than one year from the date of grant except with respect to the death, Disability, or involuntary termination (other than for Cause or unsatisfactory performance) of a Participant, the occurrence of a Change in Control as outlined in Section 12 of this Plan, or as may be required or otherwise be deemed advisable by the Committee, whether in connection with an Award granted through the assumption of, or substitution for, outstanding awards previously granted by a company acquired by the Company or any Affiliate or with which the Company or any Affiliate combines or otherwise. The Committee shall, prior to or at the time of grant, condition the grant or vesting of an Award of Restricted Stock upon such terms as outlined in the Award Agreement, which may include terms regarding Retirement.

    For purposes of an Award to a non-executive director that is granted as of the date of the annual general meeting of the shareholders, a vesting period shall be deemed to be one year if it runs from the date of one annual general meeting of shareholders to the next annual general meeting of shareholders provided that such next meetings are at least 50 weeks apart.

    (ii) Accelerated Vesting. Unless the Committee specifies otherwise in the applicable Award Agreement in the event of the death, Disability or involuntary termination (other than for Cause or unsatisfactory performance) of a Participant, a Change in Control as outlined in Section 12 of this Plan, or special circumstances determined by the Committee, an Award of Restricted Stock shall vest as of the termination of employment.

(d) **Restricted Shares Non-Transferrable.** Subject to the provisions of the Plan and the applicable Award Agreement, during the Restriction Period, the Participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber Shares of Restricted Stock.

(e) **Rights of a Shareholder.** Except as otherwise provided in this Section 9 or in the applicable Award Agreement, the Participant shall have, with respect to the Shares of Restricted Stock, all of the rights of a Shareholder of the Company holding the class or series of Shares that is the subject of the Restricted Stock, including, if applicable, voting and dividend rights.

(f) **Dividends.** Except as otherwise provided in the applicable Award Agreement, cash dividends with respect to the Restricted Stock will be currently paid to the Participant and, subject to Section 16(e) of the Plan, dividends payable in Shares shall be paid in the form of Restricted Stock of the same class as the Shares with which such dividend was paid, held subject to the vesting of the underlying Restricted Stock; provided, however, that no dividends shall be paid with respect to Restricted Stock that is subject to one more Performance Goals unless and until the Committee has certified that the applicable Performance Goals for such award have been met. Dividends shall accrue at the same rate as cash dividends paid on the Shares and applied to the number of Shares that vest. Such dividend equivalents shall be paid to the Participant in cash at the time the Shares are delivered. If any Shares of Restricted Stock are forfeited, the Participant shall have no right to future cash dividends with respect to such Restricted Stock, withheld stock dividends or earnings with respect to such Shares of Restricted Stock.

(g) **Delivery of Shares.** If and when any applicable Performance Goals are satisfied and/or the Restriction Period expires without a prior forfeiture of the Shares of Restricted Stock, unrestricted Shares shall be delivered to the Participant as soon as administratively practicable.

(h) **Termination of Service.** Except as otherwise provided in the applicable Award Agreement or as provided in subsection (c)(ii) above, a Participant's Shares of Restricted Stock shall be forfeited upon his or her Termination of Service.

10. Restricted Stock Units

(a) **Nature of Awards.** Restricted Stock Units represent a contractual obligation by the Company to deliver a number of Shares, an amount in cash or a combination of Shares and cash equal to the specified number of Shares subject to the Award, or the Fair Market Value thereof, in accordance with the terms and conditions set forth in the Plan and any applicable Award Agreement.

(b) **Award Agreement.** Each grant of Restricted Stock Units shall be evidenced by an Award Agreement that shall specify the Grant Date, the period of restriction, the number of Restricted Stock Units, vesting schedule, and such other provisions as the Committee shall determine. The Committee may, prior to or at the time of grant, condition the grant or vesting of an Award of Restricted Stock Units upon (i) the continued service of the Participant, (ii) the attainment of Performance Goals or (iii) the attainment of Performance Goals and the continued service of the Participant. The conditions for grant or vesting and the other provisions of Restricted Stock Units (including, without limitation, any applicable Performance Goals) need not be the same with respect to each Participant.

(c) **Vesting.**

   (i) Generally. Restricted Stock Units shall have a vesting period of not less than one year from the date of grant except with respect to the death, Disability, involuntary termination (other than for Cause or unsatisfactory performance) of a Participant, the occurrence of a Change in Control as outlined in Section 12 of this Plan, or as may be required or otherwise be deemed advisable by the Committee, whether in connection with an Award granted through the assumption of, or substitution for, outstanding awards previously granted by a company acquired by the Company or any Affiliate or with which the Company or any Affiliate combines or otherwise. The Committee shall, prior to or at the time of grant, condition the grant or vesting of an Award of Restricted Stock Units upon such terms as outlined in the Award Agreement, which may include terms regarding Retirement.

   For purposes of an Award to a non-executive director that is granted as of the date of the annual general meeting of the shareholders, a vesting period shall be deemed to be one year if it runs from the date of one annual general meeting of shareholders to the next annual general meeting of shareholders provided that such next meetings are at least 50 weeks apart.

   (ii) Accelerated Vesting. Unless the Committee specifies otherwise in the applicable Award Agreement, in the event of the death, Disability or involuntary termination (other than for Cause or unsatisfactory performance) of a Participant, a Change in Control as outlined in Section 12 of this Plan, or special circumstances determined by the Committee, an Award of Restricted Stock Units shall vest as of the termination of employment.

(d) **Dividend Equivalents.** The Committee may, in its discretion, provide for current or deferred payments of cash, Shares or other property corresponding to the dividends payable on the Shares (subject to Section 16(e) below), as set forth in an applicable Award Agreement; provided, however, that no such dividend equivalents shall be paid with respect to Restricted Stock Units that are subject to one or more Performance Goals unless and until the Committee has certified that the applicable Performance Goals for such award have been met. Dividend equivalents shall accrue at the same rate as cash dividends paid on the Shares and applied to the number of Shares that vest. Such dividend equivalents shall be paid to the Participant in cash at the time the Shares are delivered. If a Participant's Restricted Stock Units are forfeited, the Participant shall have no right to future dividend equivalents with respect to such Restricted Stock Units, withheld stock dividends or earnings with respect to such Restricted Stock Units.

(e) **Termination of Service.** Except as otherwise provided in the applicable Award Agreement or as provided in subsection (c)(ii) above, a Participant's Restricted Stock Units shall be forfeited upon his or her Termination of Service.

(f) **Payment.** Except as otherwise provided in the applicable Award Agreement, Shares, cash or a combination of Shares and cash, as applicable, payable in settlement of Restricted Stock Units shall be delivered to the Participant as soon as administratively practicable after the date on which payment is due under the terms of an Award Agreement.

(g) **No Shareholder Rights.** Except as otherwise provided in the applicable Award Agreement, a Participant shall have no rights as a Shareholder with respect to Shares subject to Restricted Stock Units until such Shares are issued to the Participant pursuant to the terms of the Award Agreement.

11. Other Stock-Based Awards

Other Stock-Based Awards may be granted under the Plan; provided, that any Other Stock-Based Awards that are Awards of Shares that are unrestricted or with a minimum vesting schedule of less than one year shall only be granted in lieu of other compensation due and payable to the Participant. Notwithstanding the foregoing, no more than 5% of the Shares authorized to grant under Section 6 may be granted with a minimum vesting schedule of less than one year.

12. Change in Control Provisions

The provisions of this Section 12 shall apply in the case of a Change in Control, unless otherwise provided in the applicable Award Agreement or any other provision of the Plan.

(a) **Awards Not Assumed, Etc. in Connection with Change in Control.** Upon the occurrence of a transaction that constitutes a Change in Control, if any Awards are not assumed, converted or otherwise equitably converted or substituted in a manner approved by the Committee, then such Awards shall vest immediately at 100 percent before the Change in Control.

(b) **Awards Assumed, Etc. in Connection with Change in Control.** Upon the occurrence of a transaction that constitutes a Change in Control, with respect to any Awards that are assumed, converted or otherwise equitably converted or substituted in a manner approved by the Committee, then, in the event of a Participant's Termination of Service during the twenty-four (24) month period following such Change in Control, (x) by the Company other than for Cause or unsatisfactory performance, or (y) by the Participant for Good Reason:

    (i) each outstanding Award shall be deemed to satisfy any applicable Performance Goals at 100 percent as set forth in the applicable Award Agreement;

    (ii) any Options and Stock Appreciation Rights outstanding which are not then exercisable and vested shall become fully exercisable and vested. Any such Option or Stock Appreciation Right held by the Participant as of the date of the Change in Control that remain outstanding as of the date of such Termination of Service may thereafter be exercised until the earlier of the third anniversary of such Change in Control and the last date on which such Option or Stock Appreciation Right would have been exercisable in the absence of this Section 12(b)(ii) (taking into account the applicable terms of any Award Agreement);

    (iii) the restrictions and deferral limitations applicable to any Shares of Restricted Stock shall lapse and such Shares of Restricted Stock shall become free of all restrictions and become fully vested and transferable;

    (iv) all Restricted Stock Units shall be considered to be earned and payable in full, and any deferral or other restriction shall lapse, and any Restriction Period shall terminate, and such Restricted Stock Units shall be settled in cash or Shares (consistent with the terms of the Award Agreement after taking into account the effect of the Change in Control transaction on the Shares) as promptly as is practicable; and

    (v) subject to Section 14, the Committee may also make additional adjustments and/or settlements of outstanding Awards as it deems appropriate and consistent with the Plan's purposes.

(c) **409A Matters.** Notwithstanding the foregoing, if any Award to a Participant who is subject to U.S. income tax is considered a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code, this Section 12 shall apply to such Award only to the extent that its application would not result in the imposition of any tax or interest or the inclusion of any amount in income under Section 409A of the Code.

(d) **Other.** In the event of a Change in Control, the Committee may in its discretion and upon at least ten (10) days' advance notice to the affected Participants, cancel any outstanding Awards and pay to the holders thereof, in cash or Shares, or any combination thereof, the value of such Awards based upon the price per Share received or to be received by other Shareholders of the Company as a result of the Change in Control.

13. Section 16(b); Section 409A

(a) Section 16(b). The provisions of the Plan are intended to ensure that transactions under the Plan are not subject to (or are exempt from) the short-swing recovery rules of Section 16(b) of the Exchange Act and shall be construed and interpreted in a manner so as to comply with such rules.

Notwithstanding any other provision of the Plan to the contrary, if for any reason the appointed Committee does not meet the requirements of Rule 16b-3 of the Exchange Act, such noncompliance with the requirements of Rule 16b-3 of the Exchange Act shall not affect the validity of Awards, grants, interpretations or other actions of the Committee.

(b) Section 409A. It is the intention of the Company that any Award to a Participant who is subject to U.S. income tax that constitutes a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code shall comply in all respects with the requirements of Section 409A of the Code to avoid the imposition of any tax or interest or the inclusion of any amount in income thereunder, and the terms of each such Award shall be interpreted, administered and deemed amended, if applicable, in a manner consistent with this intention. Notwithstanding the foregoing, neither the Company nor any of its Affiliates nor any of its or their directors, officers, employees, agents or other service providers will be liable for any taxes, penalties or interest imposed on any Participant, Beneficiary or other person with respect to any amounts paid or payable (whether in cash, Shares or other property) under any Award, including any taxes, penalties or interest imposed under or as a result of Section 409A of the Code. Notwithstanding any other provision of the Plan to the contrary, with respect to any Award to any Participant who is subject to U.S. income tax that constitutes a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code:

(i) any payments (whether in cash, Shares or other property) to be made with respect to the Award upon the Participant's Termination of Service that would otherwise be paid within six months after the Participant's Termination of Service shall be accumulated (without interest, to the extent applicable) and paid on the first day of the seventh month following the Participant's Termination of Service if the Participant is a "specified employee" within the meaning of Section 409A of the Code (as determined in accordance with the uniform policy adopted by the Committee with respect to all of the arrangements subject to Section 409A of the Code maintained by the Company and its Affiliates);

(ii) each payment made under the Plan shall be treated as a separate payment and the right to a series of installment payments under the Plan is to be treated as a right to a series of separate payments; and

(iii) unless otherwise determined by Committee, any payment to be made with respect to an Award of Restricted Stock Units shall be delivered no later than 60 days after the date on which payment is due under the Award or as otherwise permitted under Treasury Regulations section 1.409A-3(g) for any portion of the payment subject to a dispute.

14. Amendment and Discontinuance

(a) **Amendment and Discontinuance of the Plan.** The Board or the Committee may amend, alter or discontinue the Plan, but no amendment, alteration or discontinuation shall be made which would materially impair the rights of a Participant with respect to a previously granted Award without such Participant's consent, except such an amendment made to comply with applicable law or Applicable Exchange rule or to prevent adverse tax or accounting consequences to the Company or Participants.

(b) **Amendment of Awards.** Subject to Section 8(e), the Committee may unilaterally amend the terms of any Award theretofore granted, but no such amendment shall materially impair the rights of any Participant with respect to an Award without the Participant's consent, except such an amendment made to cause the Plan or Award to comply with applicable law, Applicable Exchange rule or to prevent adverse tax or accounting consequences for the Participant or the Company or any of its Affiliates.

15. Unfunded Status of Plan

It is currently intended that the Plan constitute an "unfunded" plan. The Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Shares or make payments; provided, however, that unless the Committee otherwise determines, the existence of such trusts or other arrangements is consistent with the "unfunded" status of the Plan.

16. General Provisions

(a) **Conditions for Issuance.** The Committee may require each person purchasing or receiving Shares pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the Shares without a view to the distribution thereof. The certificates or book entry for such Shares may include any legend or appropriate notation that the Committee deems appropriate to reflect any restrictions on transfer, and the Committee may take such other steps as it deems necessary or desirable to restrict the transfer of Shares issuable under the Plan to comply with applicable law or Applicable Exchange rules. Notwithstanding any other provision of the Plan or agreements made pursuant thereto, the Company shall not be required to issue or deliver Shares under the Plan unless such issuance or delivery complies with all applicable laws, rules and regulations, including the requirements of any Applicable Exchange or similar entity and the Company has obtained any consent, approval or permit from any federal, state or foreign governmental authority that the Committee determines to be necessary or advisable.

(b) **Additional Compensation Arrangements.** Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting other or additional compensation arrangements for its employees.

(c) **No Contract of Employment.** Neither the Plan nor any Award Agreement shall constitute a contract of employment, and neither the adoption of the Plan nor the granting of any Award shall confer upon any employee any right to continued employment. Neither the Plan nor any Award Agreement shall interfere in any way with the right of the Company or any Affiliate to terminate the employment of any employee at any time.

(d) **Required Taxes; No Tax Gross Ups.** No later than the date as of which an amount first becomes includible in the gross income of a Participant for federal, state, local or foreign income or employment or other tax purposes with respect to any Award under the Plan, such Participant shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any federal, state, local or foreign taxes of any kind required by law to be withheld with respect to such amount. Unless otherwise determined by the Company, withholding obligations may be settled with Shares, including Shares that are part of the Award that gives rise to the withholding requirement, having a Fair Market Value on the date of withholding equal to the rate required to be withheld for tax purposes under applicable law, all in accordance with such procedures as the Committee establishes. The obligations of the Company under the Plan shall be conditional on such payment or arrangements, and the Company and its Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to such Participant. The Committee may establish such procedures as it deems appropriate, including making irrevocable elections, for the settlement of withholding obligations with Shares. Regardless of any arrangements made by the Company, any Affiliate or the Committee with respect to the withholding or other payment of any federal, state, local or foreign taxes of any kind, the liability for all such taxes legally due from a Participant remains the responsibility of the Participant. By accepting an Award, a Participant consents to the methods of tax withholding established by the Committee or otherwise made or arranged by the Company.

(e) **Limitation on Dividend Reinvestment and Dividend Equivalents.** Reinvestment of dividends in additional Restricted Stock at the time of any dividend payment, and the payment of Shares with respect to dividend equivalents to Participants holding Awards of Restricted Stock Units, shall only be permissible if sufficient Shares are available under Section 6 for such reinvestment or payment (taking into account then outstanding Awards). In the event that sufficient Shares are not available for such reinvestment or payment, then in the Committee's discretion such payment shall be settled in cash.

(f) **Rights of a Beneficiary.** Any amounts payable and any rights exercisable under an Award after a Participant's death shall be paid to and exercised by the Participant's Beneficiary, except to the extent prohibited by applicable law, Applicable Exchange rule or the terms of an applicable Award Agreement.

(g) **Affiliate Employees.** In the case of a forfeiture or cancellation of an Award to an employee of any Affiliate, all Shares underlying such Awards shall revert to the Company.

(h) **Governing Law and Interpretation.** The Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Georgia, without reference to principles of conflict of laws. The captions of the Plan are not part of the provisions hereof and shall have no force or effect.

(i) **Non-Transferability.** Awards under the Plan cannot be sold, assigned, transferred, pledged or otherwise encumbered other than by will or the laws of descent and distribution, except as provided in Section 6(e).

(j) **Foreign Employees and Foreign Law Considerations.** The Committee may grant Awards to Eligible Individuals who are foreign nationals, who are employed outside the United States or who are not compensated from a payroll maintained in the United States, or who are otherwise subject to (or could cause the Company to be subject to) tax, legal or regulatory provisions of countries or jurisdictions outside the United States, on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan. Notwithstanding any other provision of the Plan, Awards to Participants who are employed and/or otherwise subject to the laws of a jurisdiction outside of the United States shall be subject to such terms and conditions as the Committee shall establish and set forth in an applicable Award Agreement, including any addendum thereto and the Committee may adopt such procedures, subplans and forms of Award Agreement as it determines to be necessary or appropriate to facilitate Plan administration with respect to Participants performing services in such jurisdictions.

(k) **Use of English Language.** The Plan, each Award Agreement, and all other documents, notices and legal proceedings entered into, given or instituted pursuant to an Award shall be written in English, unless otherwise determined by the Committee. If a Participant receives an Award Agreement, a copy of the Plan or any other documents related to an Award translated into a language other than English, and if the meaning of the translated version is different from the English version, the English version shall control.

(l) **Recovery of Amounts Paid.** All Awards granted under the Plan, and any proceeds received therefrom, shall be subject to forfeiture and/or repayment to the Company under the terms of each compensation recovery or recoupment policy adopted by the Company, including but not limited to the Invesco Ltd. Policy for Recoupment of Incentive Compensation. The Committee may apply each such policy to Awards granted before such policy is adopted to the extent required by applicable law or Applicable Exchange rule or as otherwise provided by such policy.

(m) **Notices.** A notice or other communication to the Committee shall be valid only if given in the form and to the location specified by the Committee.

 

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2024 Annual Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals – The Board of Directors recommend a vote **FOR** all the nominees listed and **FOR** Proposals 2, 3 and 4 and **AGAINST** Proposal 5.

1. Election of Directors:

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
01 - Sarah E. Beshar	☐	☐	☐	02 - Thomas M. Finke	☐	☐	☐	03 - Thomas P. Gibbons	☐	☐	☐
04 - William F. Glavin, Jr.	☐	☐	☐	05 - Elizabeth S. Johnson	☐	☐	☐	06 - Andrew R. Schlossberg	☐	☐	☐
07 - Sir Nigel Sheinwald	☐	☐	☐	08 - Paula C. Tolliver	☐	☐	☐	09 - G. Richard Wagoner, Jr.	☐	☐	☐
10 - Christopher C. Womack	☐	☐	☐	11 - Phoebe A. Wood	☐	☐	☐				

	For	Against	Abstain		For	Against	Abstain
2. Advisory vote to approve the company's 2023 executive compensation	☐	☐	☐	3. Amendment and restatement of the Invesco Ltd. 2016 Global Equity Incentive Plan to increase the number of authorized shares and make certain other revisions	☐	☐	☐
4. Appointment of PricewaterhouseCoopers LLP as the company's independent registered public accounting firm for 2024	☐	☐	☐	5. Shareholder proposal to request shareholder opportunity to vote on excessive golden parachutes	☐	☐	☐

B Authorized Signatures – This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) – Please print date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box.
/ /		

1 U P X

**The 2024 Annual Meeting of Shareholders of Invesco Ltd. will be held on
Thursday, May 23, 2024 at 12:00 pm ET virtually via the Internet at www.meetnow.global/MQZGZ65**

**To access the virtual meeting, you must have the information that is printed in the shaded bar
located on the reverse side of this form.**

**Important notice regarding the Internet availability of proxy materials for the Annual Meeting of Shareholders.
The material is available at: www.envisionreports.com/IVZ**



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▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Invesco Ltd.



Notice of 2024 Annual Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual Meeting – May 23, 2024

The undersigned hereby appoints G. Richard Wagoner, Jr., Andrew R. Schlossberg, L. Allison Dukes and Jeffrey H. Kupor, and each of them, with power to act without the others and with power of substitution, as proxies and attorneys-in-fact, and hereby authorizes them to represent and vote, as provided on the other side, all the common shares of Invesco Ltd., which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the 2024 Annual General Meeting of Shareholders, or at any adjournment or postponement thereof, of Invesco Ltd., with all powers which the undersigned would possess if present at the meeting.

(Items to be voted appear on reverse side)

Restricted Shares Voting Instructions

For certain Invesco Ltd. employees who hold restricted shares received through one of the company's equity incentive plans, when casting your vote, you are directing the record holder to vote all restricted common shares of Invesco Ltd. that are held in your account or participant trust, as applicable, that you are entitled to vote, in accordance with your instructions, and in accordance with the judgment of the record holder upon such other business as may come before the meeting and any adjournments or postponements thereof.

C **Non-Voting Items**

Change of Address – Please print new address below.   **Comments** – Please print your comments below.



